UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2012

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three and nine month periods ended September 30, 2012

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

QUARTERLY REPORT
For the three and nine month periods ended September 30, 2012

BEVERAGE PACKAGING HOLDINGS GROUP
Luxembourg
(Jurisdiction of incorporation or organization)

c/o Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
Dated: November 13, 2012

Introductory Note
In this quarterly report, references to “we,” “us,” or “our” are to Reynolds Group Holdings Limited, also referred to as the "RGHL Group," or “RGHL” and its consolidated subsidiaries, unless otherwise indicated.
Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. In addition, our annual report for the year ended December 31, 2011 (the "Annual Report") also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which are not included in this quarterly report. As such, this quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. The Annual Report can be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.
We have prepared this quarterly report pursuant to the requirements in the indentures that govern (i) certain of the Senior Secured Notes and Senior Notes (the “notes” as further defined) and (ii) the 8.000% Senior Notes due 2016 and the 9.500% Senior Subordinated Notes due 2017 (collectively the “2007 Notes”) and the credit agreement with our lenders governing our senior secured credit facilities (the “Senior Secured Credit Facilities”). The notes include:

•	The 5.750% Senior Secured Notes due 2020 (the "September 2012 Senior Secured Notes")

•	The 9.875% Senior Notes due 2019 (the “February 2012 Senior Notes”)

•	The 7.875% August 2011 Senior Secured Notes due 2019 and the 9.875% Senior Notes due 2019 (collectively the “August 2011 Notes”)

•	The 6.875% February 2011 Senior Secured Notes due 2021 and the 8.250% Senior Notes due 2021 (collectively the “February 2011 Notes”)

•	The 7.125% October 2010 Senior Secured Notes due 2019 and the 9.000% Senior Notes due 2019 (collectively the “October 2010 Notes”)

•	The 8.500% Senior Notes due 2018 (the “May 2010 Senior Notes”)

•
The 7.750% Senior Secured Notes (dollar and euro tranches) due 2016 (the “2009 Senior Secured Notes (Dollar)” and the "2009 Senior Secured Notes (Euro)" and collectively the "2009 Senior Secured Notes")

The indentures governing the notes and the 2007 Notes, as well as the Senior Secured Credit Facilities, are described more fully in our Annual Report. Additionally, refer to note 14 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report for more information regarding the notes, the 2007 Notes and the Senior Secured Credit Facilities, including the refinancing of the August 2011 Credit Agreement (as defined therein) with the September 2012 Credit Agreement (as defined therein).
SEC Registrations and Exchange Offers

The indenture governing the September 2012 Senior Secured Notes provides that if we fail to file and have declared effective, by September 28, 2013, a registration statement with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, for a registered offer to exchange the September 2012 Senior Secured Notes for new registered notes having terms substantially identical to the terms of the original September 2012 Senior Secured Notes, we will be required to pay additional interest on the September 2012 Senior Secured Notes effective 12 months from the date of issuance of the September 2012 Senior Secured Notes, up to a maximum of 1.00% per annum for 12 months. The RGHL Group has not filed a registration statement with the SEC with respect to the September 2012 Senior Secured Notes as of the date of this quarterly report.

The indentures governing the other series of notes have similar provisions. The registration statement with respect to the 2009 Senior Secured Notes, the May 2010 Senior Notes, the October 2010 Notes, the February 2011 Notes and the August 2011 Notes was declared effective by the SEC on June 25, 2012, and the exchange offer for the new notes closed on July 25, 2012. The registration statement with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and the exchange offer and consent solicitation for the February 2012 Senior Notes closed on August 10, 2012. The 2007 Notes were not covered by such registration statements or exchange offers.

Refer to note 14 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report for a discussion of additional interest paid on the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes. Our registration statements include financial statements and other information that is not included in our Annual Report, which information could be material. Our registration statements are available on the SEC's website, www.sec.gov.

Non-GAAP Financial Measures
In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, each with the meanings and as calculated as set forth in “Part I - Financial Information — Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.” These measures are presented herein as we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company's operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements. These measures may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS, as issued by the IASB, U.S. GAAP or other generally accepted accounting principles, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this quarterly report. For additional information regarding the non-GAAP financial measures used by management, refer to note 6 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.
Forward-Looking Statements
This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “may,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management's current view with respect to future events and financial performance. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•
risks related to acquisitions, including completed and future acquisitions, such as the risks that we may be unable to complete an acquisition in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such acquisitions, including risks related to integration of our acquired businesses;

•	risks related to the future costs of energy, raw materials and freight;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers for raw materials and any interruption in our supply of raw materials;

•	risks related to downturns in our target markets;

•	risks related to increases in interest rates which would increase the cost of servicing our debt;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to exchange rate fluctuations;

•	risks related to the consolidation of our customer bases, competition and pricing pressure;

•	risks related to the impact of a loss of one of our key manufacturing facilities;

•	risks related to our exposure to environmental liabilities and potential changes in legislation or regulation;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to restrictive covenants in the notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility;

•	risks related to our pension plans;

•	risks related to our dependence on key management and other highly skilled personnel; and

•	risks related to other factors discussed or referred to in this quarterly report.
The risks described above and the risks disclosed in or referred to in "Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in "Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.
Refer to the attached F pages and G pages of this quarterly report for the interim unaudited condensed financial statements and notes thereto for the three and nine month periods ended September 30, 2012 and September 30, 2011, for the RGHL Group and for the Beverage Packaging Holdings Group (the “Bev Pack Group”), respectively. The Bev Pack Group consists of the combination of Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I"), a direct subsidiary of RGHL, BP I's consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II"), a sister company of BP I and a direct subsidiary of RGHL.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this quarterly report. Refer to “Forward-Looking Statements” and "Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report.

Overview
RGHL was incorporated in New Zealand under the Companies Act 1993 on May 30, 2006. We are a leading global manufacturer and supplier of consumer, beverage and foodservice packaging products. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies and small local businesses. We primarily serve the consumer food, beverage and foodservice market segments. We operate through six segments: SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging. We acquired these businesses in a series of transactions which are described in more detail in our Annual Report.
Recent Acquisitions and Integration
Our most recent significant acquisitions are described below.

Graham Packaging Acquisition
On September 8, 2011, we acquired Graham Packaging Company Inc. for a total enterprise value, including net debt, of $4.5 billion. We financed the purchase of shares, the repayment at acquisition of certain of Graham Packaging's indebtedness and associated transaction costs with new indebtedness. Graham Packaging is reported as a separate segment within the RGHL Group.

Graham Packaging is a leading global supplier of value-added rigid plastic containers for the hot food, specialty beverage and consumer products markets. We expect to realize significant cost savings by optimizing procurement of certain raw materials for the RGHL Group's segments, consolidating facilities, eliminating duplicative operations and overhead, improving supply chain management and achieving other efficiencies. Once we fully integrate Graham Packaging, we expect to generate annual operational synergies and cost savings, across the RGHL Group's segments, of approximately $75 million by the end of 2013, of which we have achieved $33 million from the date of acquisition through September 30, 2012. In order to achieve these synergies and cost savings, we expect to incur cash outlays of approximately $75 million by the end of 2013, of which we have incurred $36 million from the date of acquisition through September 30, 2012. Expenses incurred under our integration program generally include severance, exit, disposal and other costs.

Dopaco Acquisition
On May 2, 2011, we acquired Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) from Cascades Inc. Dopaco is a manufacturer of paper cups and folding cartons for the quick-service restaurant and foodservice industries in the U.S. and Canada. The purchase consideration for the acquisition was $395 million in cash. The consideration was funded from the existing cash of the RGHL Group. We expect to generate annual operational synergies and cost savings of approximately $30 million by the end of 2012, of which we have achieved $24 million from the date of acquisition through September 30, 2012. In order to achieve these synergies and cost savings, we expect to incur cash outlays of approximately $22 million by the end of 2012, of which we have incurred $21 million from the date of acquisition through September 30, 2012. Expenses incurred under our integration program generally include severance and other costs.

Pactiv Acquisition
On November 16, 2010, we acquired Pactiv Corporation (now Pactiv LLC) for a total enterprise value, including net debt, of $5.8 billion. We have substantially completed the process of combining our Reynolds consumer products and Reynolds foodservice packaging businesses with our Hefty consumer products and Pactiv foodservice packaging businesses, respectively, to form integrated Reynolds Consumer Products and Pactiv Foodservice segments. We expect to generate annual operational synergies and cost savings of approximately $230 million by the end of 2012 from the consolidation of facilities, elimination of duplicative operations, improvement of supply chain management and achievement of other efficiencies, of which we have achieved $217 million from the date of acquisition through September 30, 2012. In order to achieve these synergies and cost savings, we incurred cash outlays of approximately $130 million from the date of acquisition through September 30, 2012. Cash outlays incurred under our integration program generally include severance, exit, disposal and other costs associated with combining the components of the acquired consumer products and foodservice packaging businesses into our current Reynolds Consumer Products and Pactiv Foodservice segments.

Refer to note 18 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report for additional information related to the acquisitions of Graham Packaging and Dopaco. Refer to the Annual Report for additional information related to the acquisition of Pactiv.

Our Segments
We operate through six segments: SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging.

SIG
SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. Aseptic carton packaging, most prevalent in Europe and Asia, is designed to allow beverages or liquid food to be stored for extended periods of time without refrigeration. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services. SIG has a large global customer base with its largest presence in Europe.

Evergreen
Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Fresh carton packaging, most predominant in North America, is designed for beverages that require a cold-chain distribution system, and therefore have a more limited shelf life than beverages in aseptic carton packaging. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces coated groundwood primarily for catalogs, inserts, magazine and commercial printing, as well as uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures
Closures is a leading manufacturer of plastic beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures’ products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic caps and closures, Closures also offers high speed rotary capping equipment, which secure caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

Reynolds Consumer Products
Reynolds Consumer Products is a leading manufacturer in the U.S. of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers, including grocery stores, mass-merchandisers, warehouse clubs, drug stores, discount chains and military channels. Reynolds Consumer Products has a large customer base and operates primarily in North America.

Pactiv Foodservice
Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers. Pactiv Foodservice distributes its foodservice and food packaging products through foodservice distributors, food processors, supermarket distributors, supermarkets and restaurants. Pactiv Foodservice has a large customer base and operates primarily in North America.

Graham Packaging
Graham Packaging is a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. Based on our analysis of industry data, we believe that Graham Packaging has the number one market share positions in North America for hot-fill juices, sports drinks/isotonics, yogurt drinks, liquid fabric care, dish detergents, motor oil and certain other products measured by volume. Graham Packaging operates in product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

Key Factors Influencing our Financial Condition and Results of Operations
The following discussion should be read in conjunction with “Key Factors Influencing our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Acquisitions, Substantial Leverage and Other Transaction-Related Effects
The six segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of September 30, 2012, our total indebtedness of $18,544 million was comprised of outstanding principal borrowings and overdrafts. As reflected in our statement of financial position, we had total borrowings of $18,315 million, consisting of total indebtedness netted with unamortized debt issuance costs, original issue discount and embedded derivatives. For more information regarding our external borrowings, refer to note 14 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Restructuring and Cost Saving Programs
We have implemented a number of restructuring and cost saving programs over the past three years in order to reduce our operating costs. During the nine month period ended September 30, 2012, we incurred restructuring charges of $48 million, business integration costs of $32 million and operational process engineering-related consultancy costs of $18 million. These costs were largely related to workforce reductions, improving supply chain management, achieving other efficiencies and consolidation of facilities.

As discussed in “— Overview — Recent Acquisitions and Integration” above, we expect to incur additional restructuring costs as well as integration costs through the end of 2013 that will largely relate to the integration of Graham Packaging into the RGHL Group and the integration of the Dopaco business into the Pactiv Foodservice segment.

Raw Materials and Energy Prices
Our results of operations are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products. The prices for raw materials, particularly resins and aluminum, have fluctuated significantly in recent years.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	SIG — cartonboard, resin, aluminum

•	Evergreen — fiber, resin

•	Closures — resin

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, aluminum, paperboard

•	Graham Packaging — resin

Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: Chemical Market Associates Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: Platts Metal Weekly
Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: Pulp and Paper Week

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Purchases of most of our raw materials are based on negotiated rates with suppliers, which are tied to published indices. Typically, we do not enter into long-term purchase contracts that provide for fixed quantities or prices for our principal raw materials.

Changes in raw material prices impact our results of operations. Revenue is directly impacted by changes in raw material costs as a result of raw material cost pass-through mechanisms in many of the customer pricing agreements entered into by most of our segments. Generally, the contractual price adjustments do not occur simultaneously with commodity price fluctuations but rather on a mutually agreed upon schedule. Due to differences in timing between purchases of raw materials and sales to customers, there is often a lead-lag effect, during which margins are negatively impacted in periods of rising raw material costs and positively impacted in periods of falling raw material costs. Historically, the average lag time in implementing raw material cost pass-through mechanisms (where contractually permitted) has been approximately three months.

We use price increases, where possible, to mitigate the effects of raw material cost increases for customers that are not subject to raw material cost pass-through agreements. Contracts for SIG's products and for the branded products sold by Reynolds Consumer Products generally do not contain raw material cost pass-through mechanisms.

The prices for some of our raw materials, particularly resins and aluminum, have fluctuated significantly in recent years. Prices for raw wood and wood chips have fluctuated less than the prices of resins and aluminum. Raw wood and wood chips are typically purchased from sources close to our mills and, as a result, prices are established locally based on factors such as weather conditions and local competitive conditions.

Volatility in resin, aluminum and paper prices has had an effect on our results of operations. Historically, raw material price increases have resulted in increases in cost of sales and any subsequent pass-through to customers has resulted in increases in revenue. Raw material cost decreases and any subsequent pass-through to customers have historically had an opposite effect on cost of sales and revenue.

Management expects continued volatility in raw material prices as a result of the continued uncertainty in the global economic environment, and such volatility may impact our results of operations. We continue to take steps to minimize the impact of the volatility of raw material prices through commodity hedging, fixed supplier pricing, reducing the lag time in contractual raw material cost pass-through mechanisms and entering into additional indexed customer contracts that include raw material cost pass-through provisions.

Our segments are also sensitive to energy-related cost movements, particularly those that affect transportation and utility costs. In particular, our Evergreen segment is susceptible to price fluctuations in natural gas, as Evergreen incurs significant natural gas costs to convert raw wood and wood chips to paper products and liquid packaging board. Historically, we have been able to mitigate the effect of higher energy-related costs with productivity improvements and other cost reductions. Further, energy costs (excluding transportation costs) are generally included in Evergreen's indexed customer contracts.

Results of Operations

The following discussion should be read in conjunction with our interim unaudited condensed financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

Three month period ended September 30, 2012 compared with the three month period ended September 30, 2011

RGHL Group

	For the three month period ended September 30,
(In $ million, except for %)	2012	% of revenue	2011(1)(2)	% of revenue	Change	% change
Revenue	3,454	100%	3,069	100%	385	13%
Cost of sales	(2,804)	(81)%	(2,553)	(83)%	(251)	10%
Gross profit	650	19%	516	17%	134	26%
Selling, marketing and distribution expenses/General and administration expenses	(274)	(8)%	(241)	(8)%	(33)	14%
Net other income (expense)	13	—%	(54)	(2)%	67	NM
Share of profit of associates and joint ventures, net of income tax	7	—%	6	—%	1	17%
Profit from operating activities	396	11%	227	7%	169	74%
Financial income	59	2%	6	—%	53	883%
Financial expenses	(636)	(18)%	(522)	(17)%	(114)	22%
Net financial expenses	(577)	(17)%	(516)	(17)%	(61)	12%
Loss before income tax	(181)	(5)%	(289)	(9)%	108	(37)%
Income tax benefit	85	2%	6	—%	79	1,317%
Loss after income tax	(96)	(3)%	(283)	(9)%	187	(66)%
Depreciation and amortization	288	8%	248	8%	40	16%
RGHL Group EBITDA(3)	684	20%	475	15%	209	44%
RGHL Group Adjusted EBITDA(3)	670	19%	563	18%	107	19%

(1)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the three month period ended September 30, 2011, and the results of operations of Graham Packaging from September 8, 2011 to September 30, 2011.

(2)
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

(3)
RGHL Group EBITDA is defined as profit from operations for the period plus income tax expenses, net financial expenses, depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report. Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

As more fully described under “Overview — Recent Acquisitions and Integration,” we acquired Graham Packaging on September 8, 2011. The results of operations of Graham Packaging have been included in the RGHL Group's results of operations as a separate segment since the consummation of the Graham Packaging acquisition. For the three month period ended September 30, 2012, Graham Packaging's revenue, profit from operating activities, EBITDA and Adjusted EBITDA included in the RGHL Group's results were $746 million, $10 million, $107 million and $116 million, respectively. For the period from September 8, 2011 to September 30, 2011, Graham Packaging's revenue, loss from operating activities, EBITDA and Adjusted EBITDA included in the RGHL Group's results were $256 million, $30 million, $2 million and $41 million, respectively.

In addition, the operating results of Dopaco have been combined with the operating results of our Pactiv Foodservice segment since May 2, 2011, the date of the Dopaco acquisition.

For further details on the above acquisitions, refer to note 18 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

Revenue. Revenue increased by $385 million, or 13%, to $3,454 million for the three month period ended September 30, 2012 compared to $3,069 million for the three month period ended September 30, 2011. The increase was largely attributable to incremental revenue from the acquisition of Graham Packaging. This increase in revenue was partially offset by decreases at (a) Closures driven by changes in product mix and pricing related to price concessions and the pass-through of resin price changes to customers, and (b) Pactiv Foodservice driven primarily by lower volumes as a result of the sale of the laminating operations and exiting certain low margin non-strategic product offerings as well as lower volume in ongoing product offerings. Foreign currency exchange rates had an unfavorable impact of $59 million largely resulting from the strengthening of the dollar against the euro, Mexican peso and Brazilian real in the three month period ended September 30, 2012 compared to the three month period ended September 30, 2011.

Cost of Sales. Cost of sales increased by $251 million, or 10%, to $2,804 million for the three month period ended September 30, 2012 compared to $2,553 million for the three month period ended September 30, 2011. The increase was largely attributable to incremental cost of sales from the acquisition of Graham Packaging, partially offset by the sale of the laminating operations at Pactiv Foodservice as well as benefits from actual synergies realized from the acquisitions of Pactiv, Dopaco and Graham Packaging and improved operational performance. Foreign currency exchange rates had a favorable impact of $50 million largely resulting from the strengthening of the dollar against the euro, Mexican peso and Brazilian real in the three month period ended September 30, 2012 compared to the three month period ended September 30, 2011. Cost of sales as a percentage of revenue decreased across all segments, except Evergreen.

Gross Profit. Gross profit increased by $134 million, or 26%, to $650 million for the three month period ended September 30, 2012 compared to $516 million for the three month period ended September 30, 2011. Gross profit margin increased to 19% for the three month period ended September 30, 2012 compared to 17% for the three month period ended September 30, 2011. Compared to the prior year period, gross profit margin improved across all segments, except Evergreen. These increases were driven primarily by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $33 million, or 14%, to $274 million for the three month period ended September 30, 2012 compared to $241 million for the three month period ended September 30, 2011. This increase in expenses was primarily attributable to the operations of Graham Packaging. However, selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained unchanged at 8% for the three month period ended September 30, 2012 compared to 8% for the three month period ended September 30, 2011.

Net Other. Net other changed by $67 million, to net other income of $13 million for the three month period ended September 30, 2012 compared to net other expense of $54 million for the three month period ended September 30, 2011. This change was primarily attributable to a $42 million decrease in unrealized loss on derivatives as the unrealized hedge position moved from a net loss position in 2011 to a net gain position in 2012, a $14 million decrease in business acquisition and integration costs, a $9 million decrease in operational process engineering-related consultancy costs and a $9 million decrease in business restructuring expenses in the current year period compared to the prior year period. These benefits were partially offset by an increase of $5 million in asset impairment charges in the current year period compared to the prior year period. For additional information, refer to note 7 and note 8 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

Net Financial Expenses. Net financial expenses increased by $61 million, or 12%, to $577 million for the three month period ended September 30, 2012 compared to $516 million for the three month period ended September 30, 2011. The primary factors contributing to the increase include:

•
a $158 million loss on the early extinguishment of debt including early repayment penalties and write-off of unamortized transaction costs as a result of the September 2012 refinancing transactions which included the repayment of the August 2011 Credit Agreement and the tendered 2009 Senior Secured Notes (Dollar);

•	an increase of $64 million in interest expense as a result of additional borrowings incurred in August 2011 to fund the acquisition of Graham Packaging;

•	an increase of $58 million in the loss from the change in the fair value of derivatives; and

•	a $26 million fair value adjustment on the remaining 2009 Senior Secured Notes (Dollar).

These increases were partially offset by $189 million of foreign currency exchange gains and $54 million of fees incurred in 2011 in connection with the financing of the Graham Packaging acquisition.

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income and financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of indebtedness that is denominated in currencies other than the functional currencies of the respective issuers or borrowers. As of September 30, 2012 and September 30, 2011, the RGHL Group had dollar-denominated external borrowings of $3,272 million and $1,583 million, respectively, owed by entities whose functional currency was the euro, of which $1,950 million was issued on September 28, 2012 as part of the September 2012 Senior Secured Notes. As a result of the changes in the prevailing foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange gain in connection with such borrowings during the three month period ended September 30, 2012, compared to a foreign currency exchange loss during the three month period ended September 30, 2011. For more information regarding the RGHL Group's financial expenses and borrowings, refer to notes 9 and 14, respectively, of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report. For more information regarding the sensitivity of the foreign currency exchange gains and losses on the borrowings, refer to “— Item 3. Quantitative and Qualitative Disclosure about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Expense. For the three month period ended September 30, 2012, we recognized an income tax benefit of $85 million on a loss before income tax of $181 million (an effective tax rate of 47%) compared to an income tax benefit of $6 million on a loss before income tax of $289 million (an effective tax rate of 2%) for the three month period ended September 30, 2011. The increase in the effective tax rate was primarily due to an increase in the adjustment to bring our nine month tax rate in line with the projected full year tax rate and the mix of book income and losses across the various taxing jurisdictions in which the RGHL Group operates. For a reconciliation of the effective tax rate, refer to note 10 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

Depreciation and Amortization. Depreciation of property, plant and equipment and investment properties and amortization of intangible assets increased by $40 million, or 16%, to $288 million for the three month period ended September 30, 2012 compared to $248 million for the three month period ended September 30, 2011, primarily due to additional depreciation and amortization expense from the acquisition of Graham Packaging.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2012 were $396 million, $684 million and $670 million, respectively, compared to $227 million, $475 million and $563 million, respectively, for the three month period ended September 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2012 and September 30, 2011 for the RGHL Group is as follows:

	For the three month period ended September 30,
(In $ million)	2012	2011(1)(2)
Profit from operating activities	396	227
Depreciation and amortization	288	248
EBITDA(3)	684	475
Included in the RGHL Group EBITDA:
Asset impairment charges	9	4
Business acquisition and integration costs	7	21
Business interruption costs	1	2
Change of control payments	—	12
Equity method profit not distributed in cash	(5)	(4)
Gain on modification of plan benefits	—	(18)
Impact of purchase price accounting on inventories	—	26
Manufacturing plant fire, net of insurance recoveries	1	—
Non-cash pension income	(12)	(4)
Operational process engineering-related consultancy costs	9	13
Restructuring costs	3	12
SEC registration costs	1	1
Unrealized (gain) loss on derivatives	(25)	17
VAT and customs duties on historical imports	(1)	6
Other	(2)	—
RGHL Group Adjusted EBITDA(3)	670	563
Segment detail of Adjusted EBITDA:
SIG	144	115
Evergreen	57	68
Closures	54	56
Reynolds Consumer Products	146	133
Pactiv Foodservice	156	156
Graham Packaging	116	41
Corporate/unallocated(4)	(3)	(6)
RGHL Group Adjusted EBITDA(3)	670	563

(1)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the three month period ended September 30, 2011 and the results of operations of Graham Packaging from September 8, 2011 to September 30, 2011.

(2)
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

(3)
RGHL Group EBITDA is defined as profit from operations for the period plus income tax expenses, net financial expenses, depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report. Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

(4)
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

SIG Segment

	For the three month period ended September 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	519	100%	512	100%	7	1%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	519	100%	512	100%	7	1%
Cost of sales	(388)	(75)%	(413)	(81)%	25	(6)%
Gross profit	131	25%	99	19%	32	32%
Selling, marketing and distribution expenses/ General and administration expenses	(45)	(9)%	(64)	(13)%	19	(30)%
Net other income	14	3%	3	1%	11	367%
Profit from operating activities	107	21%	43	8%	64	149%
SIG segment EBITDA	158	30%	110	21%	48	44%
SIG segment Adjusted EBITDA	144	28%	115	22%	29	25%

Revenue. Revenue increased by $7 million, or 1%, to $519 million for the three month period ended September 30, 2012 compared to $512 million for the three month period ended September 30, 2011. As discussed in more detail below, the increase in revenue was attributable to higher sales volume of $51 million from all regions, except Europe, partially offset by an unfavorable foreign currency impact of $44 million largely due to the strengthening of the dollar against the euro.

Revenue in Europe decreased by $42 million, or 15%, to $241 million for the three month period ended September 30, 2012 compared to $283 million for the three month period ended September 30, 2011, driven by an unfavorable foreign currency impact of $31 million due to the strengthening of the dollar against the euro and lower sales volume of $11 million.

Revenue in the rest of the world increased by $49 million, or 21%, to $278 million for the three month period ended September 30, 2012 compared to $229 million for the three month period ended September 30, 2011. The increase was primarily related to higher volumes of $62 million due to stronger demand in all regions. This increase was partially offset by an unfavorable foreign currency impact of $13 million.

Cost of Sales. Cost of sales decreased by $25 million, or 6%, to $388 million for the three month period ended September 30, 2012 compared to $413 million for the three month period ended September 30, 2011. The net decrease in cost of sales included a $35 million favorable foreign currency impact, primarily resulting from the strengthening of the dollar against the euro, and lower manufacturing costs of $14 million during the three month period ended September 30, 2012 as compared to the three month period ended September 30, 2011, due to better utilization of our plants and higher start-up costs of the new plant in Brazil during 2011. Raw material costs also improved by $18 million compared to the prior year period, mostly due to higher raw material prices in the prior year. These decreases in cost of sales were partially offset by a $42 million increase primarily related to higher sales volume. For the three month periods ended September 30, 2012 and September 30, 2011, raw material costs accounted for 67% and 66% of SIG's cost of sales, respectively.

Gross Profit. Gross profit increased by $32 million, or 32%, to $131 million for the three month period ended September 30, 2012 compared to $99 million for the three month period ended September 30, 2011. Gross profit margin increased to 25% for the three month period ended September 30, 2012 compared to 19% for the three month period ended September 30, 2011. These increases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $19 million, or 30%, to $45 million for the three month period ended September 30, 2012 compared to $64 million for the three month period ended September 30, 2011. The decrease was primarily due to favorable foreign currency impact of $6 million from the strengthening of the dollar against the euro, lower amortization expense of $11 million due to fully amortized patents and $2 million from lower operating expenses.

Net Other. Net other income increased by $11 million, to $14 million for the three month period ended September 30, 2012 compared to net other income of $3 million for the three month period ended September 30, 2011. The increase was primarily attributable to an increase of $8 million in net unrealized gains on open hedge positions, $6 million of prior year charges related to VAT and customs duties on historical imports in China and $2 million of prior year charges related to storm damage in Germany not incurred during the current period. These items have been included in the segment's Adjusted EBITDA calculation. These increases were offset by a $5 million decrease in other miscellaneous income, primarily related to facility management for a property sold in 2011.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2012 were $107 million, $158 million and $144 million, respectively, compared to $43 million, $110 million and $115 million, respectively, for the three month period ended September 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2012 and September 30, 2011 for our SIG segment is as follows:

	For the three month period ended September 30,
(In $ million)	2012	2011
Profit from operating activities	107	43
Depreciation and amortization	51	67
EBITDA	158	110
Included in SIG segment EBITDA:
Business interruption costs	—	2
Equity method profit not distributed in cash	(5)	(3)
Unrealized gain on derivatives	(8)	—
VAT and customs duties on historical imports	(1)	6
SIG segment Adjusted EBITDA	144	115

Evergreen Segment

	For the three month period ended September 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	395	94%	405	97%	(10)	(2)%
Inter-segment revenue	23	6%	13	3%	10	77%
Total segment revenue	418	100%	418	100%	—	—%
Cost of sales	(359)	(86)%	(352)	(84)%	(7)	2%
Gross profit	59	14%	66	16%	(7)	(11)%
Selling, marketing and distribution expenses/ General and administration expenses	(23)	(6)%	(25)	(6)%	2	(8)%
Net other income	7	2%	11	3%	(4)	(36)%
Profit from operating activities	43	10%	53	13%	(10)	(19)%
Evergreen segment EBITDA	57	14%	68	16%	(11)	(16)%
Evergreen segment Adjusted EBITDA	57	14%	68	16%	(11)	(16)%

Revenue. Revenue remained unchanged at $418 million for the three month period ended September 30, 2012 compared to $418 million for the three month period ended September 30, 2011. This was attributable to a $10 million increase in sales of cartons, offset by a decrease of $7 million in sales of liquid packaging board and a decrease of $3 million in sales of paper products. The increase in sales of cartons was due to an increase of $8 million in higher sales volumes, driven primarily by higher international demand and $2 million in price increases. The decrease in sales of liquid packaging board was due to $4 million in lower sales volumes and an impact of $3 million as pricing declined in the current period. The decrease in sales of paper products was due to a decrease of $7 million as pricing declined in the current period, partially offset by an increase of $4 million in higher sales volumes as a result of higher export and market demand for certain of our paper products.

Cost of Sales. Cost of sales increased by $7 million, or 2%, to $359 million for the three month period ended September 30, 2012 compared to $352 million for the three month period ended September 30, 2011. This increase in cost of sales was primarily due to a $5 million increase in maintenance and other costs incurred in conjunction with the two planned mill outages completed during the three month period ended September 30, 2012. Higher sales volumes, primarily those experienced in paper products and cartons, increased cost of sales by $2 million. For the three month periods ended September 30, 2012 and September 30, 2011, raw material costs accounted for 40% and 44% of Evergreen's cost of sales, respectively. The decrease in raw material costs as a percentage of cost of sales is due to the decline in raw material and other input costs experienced in the current period, primarily resins, energy and fiber.

Gross Profit. Gross profit decreased by $7 million, or 11%, to $59 million for the three month period ended September 30, 2012 compared to $66 million for the three month period ended September 30, 2011. Gross profit margin decreased to 14% for the three month period ended September 30, 2012 compared to 16% for the three month period ended September 30, 2011. These decreases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Evergreen's gross profit is impacted by changes in the costs of raw materials, including fiber, resin, commodity chemicals, and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 8%, to $23 million for the three month period ended September 30, 2012 compared to $25 million for the three month period ended September 30, 2011.

Net Other. Net other income decreased by $4 million, to $7 million for the three month period ended September 30, 2012 compared to net other income of $11 million for the three month period ended September 30, 2011. This decrease is mainly attributable to landfill tipping fees earned during the three month period ended September 30, 2011. There were no landfill tipping fees earned in the current period. Net other income is primarily comprised of sales of by-products.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2012 were $43 million, $57 million and $57 million, respectively, compared to $53 million, $68 million and $68 million, respectively, for the three month period ended September 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2012 and September 30, 2011 for our Evergreen segment is as follows:

	For the three month period ended September 30,
(In $ million)	2012	2011
Profit from operating activities	43	53
Depreciation and amortization	14	15
EBITDA	57	68
Included in Evergreen segment EBITDA:
Equity method profit not distributed in cash	—	(1)
Restructuring costs	1	—
Unrealized (gain) loss on derivatives	(1)	1
Evergreen segment Adjusted EBITDA	57	68

Closures Segment

	For the three month period ended September 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	320	99%	352	99%	(32)	(9)%
Inter-segment revenue	3	1%	3	1%	—	—%
Total segment revenue	323	100%	355	100%	(32)	(9)%
Cost of sales	(258)	(80)%	(296)	(83)%	38	(13)%
Gross profit	65	20%	59	17%	6	10%
Selling, marketing and distribution expenses/ General and administration expenses	(30)	(9)%	(23)	(6)%	(7)	30%
Net other expense	(1)	—%	(4)	(1)%	3	(75)%
Profit from operating activities	34	11%	32	9%	2	6%
Closures segment EBITDA	52	16%	52	15%	—	—%
Closures segment Adjusted EBITDA	54	17%	56	16%	(2)	(4)%

Revenue. Revenue decreased by $32 million, or 9%, to $323 million for the three month period ended September 30, 2012 compared to $355 million for the three month period ended September 30, 2011. This decrease was attributable to a $25 million decrease as a result of changes in product mix and pricing related to price concessions and the pass-through of resin price changes to customers. In addition, revenue decreased by $15 million as a result of an unfavorable foreign currency impact, primarily due to the strengthening of the dollar against the euro, Brazilian real and Mexican peso. These decreases were partially offset by the impact of higher sales volumes of $8 million, primarily due to the stabilization of the political environment in the Middle East and market share growth.

Revenue from North America decreased by $26 million, or 17%, to $127 million for the three month period ended September 30, 2012 compared to $153 million for the three month period ended September 30, 2011. This decrease was largely attributable to a decrease of $18 million due to changes in product mix and pricing related to price concessions and the pass-through of resin price changes to customers. In addition, revenue decreased by $6 million as a result of lower sales volumes, which was primarily due to decreased customer demand as a result of market conditions, and an unfavorable foreign currency impact of $2 million, primarily due to the strengthening of the dollar against the Mexican peso.

Revenue from the rest of the world decreased by $6 million, or 3%, to $196 million for the three month period ended September 30, 2012 compared to $202 million for the three month period ended September 30, 2011. This decrease was attributable to an unfavorable foreign currency impact of $13 million, primarily due to the strengthening of the dollar against the euro and Brazilian real, and a decrease of $7 million due to changes in product mix and pricing related to the pass-through of resin price changes to customers. These decreases were partially offset by an increase of $14 million due to higher sales volumes. During 2011, the Middle East experienced a decrease in sales due to the impact of the political turmoil in the region. With the relative stabilization of the political environment, sales volumes have increased in comparison to the prior year period. In addition, the Asia region experienced an increase in sales volumes as a result of market share growth.

Cost of Sales. Cost of sales decreased by $38 million, or 13%, to $258 million for the three month period ended September 30, 2012 compared to $296 million for the three month period ended September 30, 2011.

Closures' cost of sales is impacted by changes in product mix and raw material costs. The decrease in cost of sales included a $15 million favorable foreign currency impact due to the strengthening of the dollar as noted above, and lower costs of $14 million due to changes in raw material costs, including resin, for the three month period ended September 30, 2012 compared to the three month period ended September 30, 2011. In addition, cost of sales decreased by $6 million due to lower manufacturing costs, including labor, overhead, utilities and depreciation, during the three month period ended September 30, 2012 compared to the three month period ended September 30, 2011. For the three month periods ended September 30, 2012 and September 30, 2011, raw material costs accounted for 62% and 61% of Closures' cost of sales, respectively. Cost of sales also included a decrease of $6 million as a result of a reclassification of certain plant administration expenses from cost of sales to general and administration expenses in the three month period ended September 30, 2012. These decreases were partially offset by an increase of $3 million in sales volumes as discussed above.

Gross Profit. Gross profit increased by $6 million, or 10%, to $65 million for the three month period ended September 30, 2012 compared to $59 million for the three month period ended September 30, 2011. Gross profit margin increased to 20% for the three month period ended September 30, 2012 compared to 17% for the three month period ended September 30, 2011. These increases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Closures' gross profit is also impacted by the pass-through of resin price increases to customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the difference in timing between Closures' purchase of resin from its suppliers and sales of closures to its customers, pricing related to the pass-through of resin price fluctuations to customers directly impacts gross profit.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $7 million, or 30%, to $30 million for the three month period ended September 30, 2012 compared to $23 million for the three month period ended September 30, 2011. This increase was primarily attributable to the $6 million reclassification of certain plant administration expenses from cost of sales to general and administration expenses in the three month period ended September 30, 2012, as discussed above.

Net Other. Net other expense decreased by $3 million to $1 million for the three month period ended September 30, 2012 compared to net other expense of $4 million for the three month period ended September 30, 2011. This decrease was primarily attributable to an unrealized loss on derivatives of $2 million and restructuring costs of $2 million for the three month period ended September 30, 2011, which have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2012 were $34 million, $52 million and $54 million, respectively, compared to $32 million, $52 million and $56 million, respectively, for the three month period ended September 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2012 and September 30, 2011 for our Closures segment is as follows:

	For the three month period ended September 30,
(In $ million)	2012	2011
Profit from operating activities	34	32
Depreciation and amortization	18	20
EBITDA	52	52
Included in Closures segment EBITDA:
Business interruption costs	1	—
Restructuring costs	—	2
Unrealized loss on derivatives	—	2
Other	1	—
Closures segment Adjusted EBITDA	54	56

Reynolds Consumer Products Segment

	For the three month period ended September 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	615	94%	613	98%	2	—%
Inter-segment revenue	36	6%	13	2%	23	177%
Total segment revenue	651	100%	626	100%	25	4%
Cost of sales	(476)	(73)%	(482)	(77)%	6	(1)%
Gross profit	175	27%	144	23%	31	22%
Selling, marketing and distribution expenses/ General and administration expenses	(62)	(10)%	(55)	(9)%	(7)	13%
Net other income (expense)	14	2%	(23)	(4)%	37	NM
Profit from operating activities	127	20%	66	11%	61	92%
Reynolds Consumer Products segment EBITDA	160	25%	105	17%	55	52%
Reynolds Consumer Products segment Adjusted EBITDA	146	22%	133	21%	13	10%

The discussions below include references to actual synergies that have been achieved during the three month period ended September 30, 2012 as a result of integrating the Hefty consumer products business into the Reynolds Consumer Products segment. These actual benefits realized resulted from a combination of cost savings, including procurement, distribution efficiencies and integration of the sales-force and various administration functions across the combined segment. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of distribution costs and the elimination of salaries and benefits related to headcount reductions.

Revenue. Revenue increased by $25 million, or 4%, to $651 million for the three month period ended September 30, 2012 compared to $626 million for the three month period ended September 30, 2011. The increase was attributable to higher sales volumes of $34 million mostly related to inter-segment revenue from Pactiv Foodservice, partially offset by an increase of $9 million in trade and promotional spending.

Cost of Sales. Cost of sales decreased by $6 million, or 1%, to $476 million for the three month period ended September 30, 2012 compared to $482 million for the three month period ended September 30, 2011. This decrease was attributable to lower aluminum and resin costs of $19 million during the three month period ended September 30, 2012 compared to the three month period ended September 30, 2011, as well as benefits from actual synergies realized. These decreases in cost of sales were partially offset by higher volumes as described above. For the three month periods ended September 30, 2012 and September 30, 2011, raw material costs accounted for 68% and 66% of Reynolds Consumer Products' cost of sales, respectively.

Gross Profit. Gross profit increased by $31 million, or 22%, to $175 million for the three month period ended September 30, 2012 compared to $144 million for the three month period ended September 30, 2011. Gross profit margin increased to 27% for the three month period ended September 30, 2012 compared to 23% for the three month period ended September 30, 2011. These increases were primarily driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Reynolds Consumer Products generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin based products, there is a lag time between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers. For branded products, contracts with customers do not contain contractual price protection for raw material cost fluctuations. Due to the differences in timing between Reynolds Consumer Products' purchases of resin from its suppliers and sales to its customers, there is often a lead-lag impact, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $7 million, or 13%, to $62 million for the three month period ended September 30, 2012 compared to $55 million for the three month period ended September 30, 2011. This increase was attributable to higher advertising and marketing costs of $9 million across all of our products during the three month period ended September 30, 2012 compared to the three month period ended September 30, 2011. In addition, selling, marketing and distribution expenses and general and administration expenses also increased by $5 million as a result of a reclassification of certain plant administration expenses from cost of sales to general and administration expenses in the three month period ended September 30, 2012. These increases were partially offset by benefits from actual synergies realized from the integration of the sales-force and various administration functions across the combined segment.

Net Other. Net other changed by $37 million, to net other income of $14 million for the three month period ended September 30, 2012 compared to net other expense of $23 million for the three month period ended September 30, 2011. This change was mainly attributable to a decrease of $27 million in unrealized loss on derivatives, as the unrealized hedge position moved from a net loss position in 2011 to a net gain position in 2012, and a decrease of $9 million in operational process engineering-related consultancy costs. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2012 were $127 million, $160 million and $146 million, respectively, compared to $66 million, $105 million and $133 million, respectively, for the three month period ended September 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2012 and September 30, 2011 for our Reynolds Consumer Products segment is as follows:

	For the three month period ended September 30,
(In $ million)	2012	2011
Profit from operating activities	127	66
Depreciation and amortization	33	39
EBITDA	160	105
Included in Reynolds Consumer Products segment EBITDA:
Business acquisition and integration costs	—	3
Non-cash pension expense	—	1
Operational process engineering-related consultancy costs	1	10
Restructuring costs	—	2
Unrealized (gain) loss on derivatives	(15)	12
Reynolds Consumer Products segment Adjusted EBITDA	146	133

Pactiv Foodservice Segment

	For the three month period ended September 30,
(In $ million, except for %)	2012	% of segment revenue	2011(1)	% of segment revenue	Change	% change
External revenue	859	88%	931	88%	(72)	(8)%
Inter-segment revenue	112	12%	130	12%	(18)	(14)%
Total segment revenue	971	100%	1,061	100%	(90)	(8)%
Cost of sales	(821)	(85)%	(909)	(86)%	88	(10)%
Gross profit	150	15%	152	14%	(2)	(1)%
Selling, marketing and distribution expenses/ General and administration expenses	(70)	(7)%	(70)	(7)%	—	—%
Net other expense	(9)	(1)%	(33)	(3)%	24	(73)%
Profit from operating activities	71	7%	49	5%	22	45%
Pactiv Foodservice segment EBITDA	146	15%	124	12%	22	18%
Pactiv Foodservice segment Adjusted EBITDA	156	16%	156	15%	—	—%

(1)
Inter-segment revenue for the three month period ended September 30, 2011 has been revised to conform to the presentation of the three month period ended September 30, 2012. Refer to note 2.5 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report for additional information.

On January 27, 2012, we sold the Pactiv Foodservice laminating operations in Louisville, Kentucky for cash proceeds of $80 million (subject to customary post-closing working capital adjustments), resulting in a gain on sale of $66 million.

The discussions below include references to actual synergies that have been achieved during the three month period ended September 30, 2012 as a result of integrating the Pactiv foodservice packaging business and Dopaco into the Pactiv Foodservice segment (formerly the Reynolds foodservice packaging business prior to the Pactiv acquisition). These actual benefits realized resulted from a combination of cost savings, including procurement, distribution efficiencies, plant rationalization and integration of the sales force and various administration functions across the combined segment. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of costs specific to production facilities that have been closed and the elimination of salaries and benefits related to headcount reductions.

Revenue. Revenue decreased by $90 million, or 8%, to $971 million for the three month period ended September 30, 2012 compared to $1,061 million for the three month period ended September 30, 2011. This decrease was primarily attributable to a volume decrease of $50 million, driven by the sale of our laminating operations and from exiting certain low margin non-strategic product offerings. In addition, revenue decreased as a result of lower volume of $30 million, principally driven by lower sales in ongoing product offerings and pricing related to the pass-through of resin price changes to customers.

Cost of Sales. Cost of sales decreased by $88 million, or 10%, to $821 million for the three month period ended September 30, 2012 compared to $909 million for the three month period ended September 30, 2011. This decrease was primarily attributable to a decrease of $33 million due to the sale of the laminating operations. Additionally, there was a decline in cost of sales due to improved operational performance driven by benefits from actual synergies realized from the acquisitions of Pactiv and Dopaco, lower volume primarily due to exiting certain low margin non-strategic product offerings and lower volume in ongoing product offering categories. In addition to these factors, during the three month period ended September 30, 2012, Pactiv Foodservice has reduced inventory levels in an effort to continue to streamline operations and optimize working capital levels, resulting in higher cost of sales. As a result, while the process of decreasing inventory levels has been underway, there was a lower level of inventory produced to absorb fixed manufacturing costs than during the three month period ended September 30, 2011. This resulted in greater cost of sales per product and lower gross margin in this period of decreasing inventory.

Raw material costs accounted for 56% and 57% of Pactiv Foodservice's cost of sales for the three month periods ended September 30, 2012 and September 30, 2011, respectively. Raw material costs for the three month period ended September 30, 2012 decreased by $61 million compared to the three month period ended September 30, 2011, primarily due to a decrease in raw material costs, primarily resin, and $27 million resulting from decreased volume due to the sale of the laminating operations, as well as from exiting certain low margin non-strategic product offerings, partially offset by the incremental volume attributable to higher paper cup and carton sales.

Gross Profit. Gross profit decreased by $2 million, or 1%, to $150 million for the three month period ended September 30, 2012 compared to $152 million for the three month period ended September 30, 2011. Gross profit margin increased to 15% (17% as a percentage of external revenue) for the three month period ended September 30, 2012 compared to 14% (16% as a percentage of external revenue) for the three month period ended September 30, 2011. These changes were primarily driven by the changes in revenues and cost of sales as discussed above. The reduction in inventory levels during the three month period ended September 30, 2012 has decreased gross profit by $6 million as discussed in the preceding paragraphs.

Pactiv Foodservice's gross profit is impacted by changes in the costs of raw materials, including resin and aluminum. Pactiv Foodservice generally cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice's purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses remained flat at $70 million for the three month period ended September 30, 2012 compared to $70 million for the three month period ended September 30, 2011.

Net Other. Net other expense decreased by $24 million, to $9 million for the three month period ended September 30, 2012 compared to net other expense of $33 million for the three month period ended September 30, 2011. This decrease was primarily attributable to a decrease of $13 million in business acquisition and integration costs, a decrease of $5 million in restructuring costs and a decrease of $3 million in unrealized loss on derivatives, as the unrealized hedge position moved from a net loss position in 2011 to a net gain position in 2012. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2012 were $71 million, $146 million and $156 million, respectively, compared to $49 million, $124 million and $156 million, respectively, for the three month period ended September 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2012 and September 30, 2011 for our Pactiv Foodservice segment is as follows:

	For the three month period ended September 30,
(In $ million)	2012	2011
Profit from operating activities	71	49
Depreciation and amortization	75	75
EBITDA	146	124
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	6	4
Business acquisition and integration costs	2	15
Manufacturing plant fire, net of insurance recoveries	1	—
Non-cash pension expense	—	1
Operational process engineering-related consultancy costs	3	3
Restructuring costs	2	7
Unrealized (gain) loss on derivatives	(1)	2
Other	(3)	—
Pactiv Foodservice segment Adjusted EBITDA	156	156

Graham Packaging Segment

	For the three month period ended September 30,
(In $ million, except for %)	2012	% of segment revenue	2011(1)(2)	% of segment revenue
External revenue	746	100%	256	100%
Inter-segment revenue	—	—%	—	—%
Total segment revenue	746	100%	256	100%
Cost of sales	(679)	(91)%	(257)	(100)%
Gross profit (loss)	67	9%	(1)	—%
Selling, marketing and distribution expenses/General and administration expenses	(45)	(6)%	(26)	(10)%
Net other expense	(12)	(2)%	(3)	(1)%
Profit (loss) from operating activities	10	1%	(30)	(12)%
Graham Packaging segment EBITDA	107	14%	2	1%
Graham Packaging segment Adjusted EBITDA	116	16%	41	16%

(1)	Represents the results of operations of Graham Packaging from September 8, 2011 to September 30, 2011.

(2)
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

We acquired Graham Packaging on September 8, 2011. The operating results of Graham Packaging have been included in the RGHL Group's operating results as a separate reporting segment since the date of the acquisition.

For the period from July 1, 2011 to September 7, 2011, revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, net other expense, loss from operating activities, EBITDA and Adjusted EBITDA for Graham Packaging were $552 million, $478 million, $60 million, $224 million, $210 million, $(172) million and $98 million, respectively. These amounts include IFRS adjustments to Graham Packaging's historical results that were previously reported under U.S. GAAP.

The following discussion of our Graham Packaging operating results provides comparisons on a supplemental pro forma basis as if the operating results of the Graham Packaging business had been included in our operating results for the full three month period ended September 30, 2011. Given the relative size and timing of this acquisition, we believe a discussion of the operating results on a supplemental pro forma basis provides a reasonable comparison of the operating results for the periods presented. The comparison assists in understanding the current period segment results including the underlying factors affecting the results of operations, the changes in these factors that occurred in the three month period ended September 30, 2012 compared to the three month period ended September 30, 2011 and the impact of our integration activities. The supplemental pro forma amounts were derived from Graham Packaging's historical operating results that were previously reported under U.S. GAAP as adjusted for IFRS and from operating results since the date of the acquisition of Graham Packaging. The Graham Packaging pro forma historical operating results for the three month period ended September 30, 2011 reflect the purchase accounting effects of the acquisition of Graham Packaging.

The supplemental pro forma information is for informational purposes only and is not intended to represent, or to be indicative of, the results of operations that we would have reported had the Graham Packaging acquisition been completed on July 1, 2011 and should not be taken as being indicative of our future results of operations.

Revenue. Revenue was $746 million for the three month period ended September 30, 2012 and $256 million for the three month period ended September 30, 2011.

On a pro forma basis, revenue would have decreased by $62 million, or 8%, to $746 million for the three month period ended September 30, 2012 compared to an estimated $808 million for the three month period ended September 30, 2011. The estimated decrease in revenue would have been primarily attributable to decreases in unit volume sales to customers and a decline in resin pricing passed through to our customers, as well as an unfavorable foreign currency impact, largely due to the strengthening of the dollar against the euro, the Brazilian real and the Mexican peso.

Cost of Sales. Cost of sales was $679 million for the three month period ended September 30, 2012 and $257 million for the three month period ended September 30, 2011. For the three month period ended September 30, 2012, raw material costs accounted for 57% of Graham Packaging's cost of sales compared to 52% for the three month period ended September 30, 2011.

On a pro forma basis, cost of sales would have decreased by $56 million, or 8%, to $679 million for the three month period ended September 30, 2012 compared to an estimated $735 million for the three month period ended September 30, 2011. The estimated decrease in cost of sales would have been primarily attributable to the decrease in unit volume sales resulting in an overall decrease in raw material costs, primarily resin, and the inventory revaluation impact of $26 million resulting from the purchase accounting for the Graham Packaging acquisition during the prior year period, partially offset by the incremental depreciation and amortization of $19 million as a result of the revaluation of fixed assets and identifiable intangible assets in conjunction with the Graham Packaging acquisition as well as higher operations costs. For the three month period ended September 30, 2011, raw material costs would have accounted for 58% of Graham Packaging's cost of sales.

Gross Profit (Loss). For the three month period ended September 30, 2012, gross profit was $67 million and gross profit margin was 9%. For the three month period ended September 30, 2011, gross loss was $1 million.

On a pro forma basis, gross profit would have decreased by $6 million, or 8%, to $67 million for the three month period ended September 30, 2012 compared to an estimated $73 million for the three month period ended September 30, 2011. Gross profit margin would have remained relatively unchanged at 9% for the three month period ended September 30, 2011. The estimated decrease in gross profit would have been driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Graham Packaging's gross profit is impacted by changes in the costs of raw materials, including resin, and energy-related costs. Graham Packaging purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Graham Packaging's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses were $45 million for the three month period ended September 30, 2012 and $26 million for the three month period ended September 30, 2011.

On a pro forma basis, selling, marketing and distribution expenses and general and administration expenses would have decreased by $41 million, or 48%, to $45 million for the three month period ended September 30, 2012 compared to an estimated $86 million for the three month period ended September 30, 2011. The estimated decrease in selling, marketing and distribution expenses and general and administration expenses would have been primarily attributable to approximately $54 million of acquisition-related costs in the three month period ended September 30, 2011, partially offset by incremental amortization expense of $11 million related to the fair value of identifiable intangible assets recorded as part of the Graham Packaging acquisition.

Net Other. Net other expense was $12 million for the three month period ended September 30, 2012 and $3 million for the three month period ended September 30, 2011. Net other expense for the three month period ended September 30, 2012 included business acquisition and integration costs of $5 million and asset impairment charges of $3 million. These items have been included in the segment's Adjusted EBITDA calculation. In addition, net other expense included a loss on disposal of fixed assets of $3 million in the three month period ended September 30, 2012.

On a pro forma basis, net other expense would have decreased by $215 million, or 95%, to $12 million for the three month period ended September 30, 2012 compared to an estimated $227 million for the three month period ended September 30, 2011. The estimated decrease in net other expense would have been primarily attributable to a $221 million expense for the termination of income tax receivable agreements during the three month period ended September 30, 2011, as a result of the Graham Packaging acquisition, which has been included in the segment's estimated pro forma Adjusted EBITDA calculation.

Profit (Loss) from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA were $10 million, $107 million and $116 million, respectively, for the three month period ended September 30, 2012. Loss from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2011 were $30 million, $2 million and $41 million, respectively.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit (loss) from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2012 and September 30, 2011 for our Graham Packaging segment is as follows:

	For the three month period ended September 30,
(In $ million)	2012	2011(1)(2)
Profit (loss) from operating activities	10	(30)
Depreciation and amortization	97	32
EBITDA	107	2
Included in Graham Packaging segment EBITDA:
Asset impairment charges	3	—
Business acquisition and integration costs	5	1
Change of control payments	—	12
Impact of purchase price accounting on inventories	—	26
Restructuring costs	1	—
Graham Packaging segment Adjusted EBITDA	116	41

(1)	Represents the results of operations of Graham Packaging from September 8, 2011 to September 30, 2011.

(2)
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

Nine month period ended September 30, 2012 compared with the nine month period ended September 30, 2011

RGHL Group

	For the nine month period ended September 30,
(In $ million, except for %)	2012	% of revenue	2011(1)(2)	% of revenue	Change	% change
Revenue	10,357	100%	8,279	100%	2,078	25%
Cost of sales	(8,429)	(81)%	(6,830)	(82)%	(1,599)	23%
Gross profit	1,928	19%	1,449	18%	479	33%
Selling, marketing and distribution expenses/General and administration expenses	(897)	(9)%	(704)	(9)%	(193)	27%
Net other expense	(19)	—%	(156)	(2)%	137	(88)%
Share of profit of associates and joint ventures, net of income tax	19	—%	14	—%	5	36%
Profit from operating activities	1,031	10%	603	7%	428	71%
Financial income	60	1%	32	—%	28	88%
Financial expenses	(1,304)	(13)%	(1,086)	(13)%	(218)	20%
Net financial expenses	(1,244)	(12)%	(1,054)	(13)%	(190)	18%
Loss before income tax	(213)	(2)%	(451)	(5)%	238	(53)%
Income tax benefit	125	1%	64	1%	61	95%
Loss after income tax	(88)	(1)%	(387)	(5)%	299	(77)%
Depreciation and amortization	856	8%	654	8%	202	31%
RGHL Group EBITDA(3)	1,887	18%	1,257	15%	630	50%
RGHL Group Adjusted EBITDA(3)	1,916	18%	1,456	18%	460	32%

(1)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the nine month period ended September 30, 2011, the results of operations of Dopaco from May 2, 2011 to September 30, 2011 and the results of operations of Graham Packaging from September 8, 2011 to September 30, 2011.

(2)
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

(3)
RGHL Group EBITDA is defined as profit from operations for the period plus income tax expenses, net financial expenses, depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report. Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

As more fully described under “Overview — Recent Acquisitions and Integration,” we acquired Graham Packaging on September 8, 2011. The results of operations of Graham Packaging have been included in the RGHL Group's results of operations as a separate segment since the consummation of the Graham Packaging acquisition. For the nine month period ended September 30, 2012, Graham Packaging's revenue, profit from operating activities, EBITDA and Adjusted EBITDA included in the RGHL Group's results were $2,357 million, $31 million, $319 million and $373 million, respectively. For the period from September 8, 2011 to September 30, 2011, Graham Packaging's revenue, loss from operating activities, EBITDA and Adjusted EBITDA included in the RGHL Group's results were $256 million, $30 million, $2 million and $41 million, respectively.

In addition, the operating results of Dopaco have been combined with the operating results of our Pactiv Foodservice segment since May 2, 2011, the date of the Dopaco acquisition. For the nine month periods ended September 30, 2012 and September 30, 2011, Dopaco's revenue, included in the results of the Pactiv Foodservice segment, was $362 million and $206 million, respectively.

For further details on the above acquisitions, refer to note 18 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

Revenue. Revenue increased by $2,078 million, or 25%, to $10,357 million for the nine month period ended September 30, 2012 compared to $8,279 million for the nine month period ended September 30, 2011. The increase was largely attributable to incremental revenue from the acquisitions of Graham Packaging and Dopaco. In addition, revenue increased at (a) Evergreen driven by sales in paper products and cartons, and (b) Reynolds Consumer Products driven primarily by price increases. These increases in revenue were partially offset by decreases at (a) Closures driven by changes in product mix and pricing related to price concessions and the pass-through of resin price changes to customers, and (b) Pactiv

Foodservice driven primarily by lower volumes as a result of the sale of the laminating operations and exiting certain low margin non-strategic product offerings as well as lower volume principally driven by lower sales in mature, declining and non-strategic categories, partially offset by pricing strategies to recover higher resin costs. Foreign currency exchange rates had an unfavorable impact of $132 million largely resulting from the strengthening of the dollar against the euro, Mexican peso and Brazilian real in the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011.

Cost of Sales. Cost of sales increased by $1,599 million, or 23%, to $8,429 million for the nine month period ended September 30, 2012 compared to $6,830 million for the nine month period ended September 30, 2011. The increase was largely attributable to incremental cost of sales from the acquisitions of Graham Packaging and Dopaco. The increases were offset by the sale of the laminating operations at Pactiv Foodservice, lower raw material costs and benefits from actual synergies realized and improved operational performance. Foreign currency exchange rates had a favorable impact of $112 million largely resulting from the strengthening of the dollar against the euro, Mexican peso and Brazilian real in the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011. Cost of sales as a percentage of revenue decreased across all segments.

Gross Profit. Gross profit increased by $479 million, or 33%, to $1,928 million for the nine month period ended September 30, 2012 compared to $1,449 million for the nine month period ended September 30, 2011. Gross profit margin increased to 19% for the nine month period ended September 30, 2012 compared to 18% for the nine month period ended September 30, 2011. Compared to the prior year period, gross profit margin increased across all segments. These increases were driven primarily by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $193 million, or 27%, to $897 million for the nine month period ended September 30, 2012 compared to $704 million for the nine month period ended September 30, 2011. This increase in expenses was primarily attributable to the acquisitions of Graham Packaging and Dopaco. However, selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained unchanged at 9% for the nine month period ended September 30, 2012 compared to 9% for the nine month period ended September 30, 2011. Selling, marketing and distribution expenses and general and administration expenses also increased by a $27 million adjustment at SIG, a $17 million reclassification from cost of sales at Closures and a $16 million reclassification from cost of sales at Reynolds Consumer Products, during the nine month period ended September 30, 2012.

Net Other. Net other expense decreased by $137 million to $19 million for the nine month period ended September 30, 2012 compared to net other expense of $156 million for the nine month period ended September 30, 2011. This change was primarily attributable to a $66 million gain on sale of the Louisville laminating operations in the Pactiv Foodservice segment, a $43 million decrease in unrealized loss on derivatives as the unrealized hedge position moved from a net loss position in 2011 to a net gain position in 2012, a $33 million decrease in business restructuring expenses, a $21 million decrease in operational process engineering-related consultancy costs and a $19 million decrease in business acquisition and integration costs in the current year period compared to the prior year period. These benefits were partially offset by a $16 million increase in asset impairment charges, as well as an increase of $10 million in costs due to fire damage at one of our facilities in March 2012. For additional information, refer to note 7 and note 8 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

Net Financial Expenses. Net financial expenses increased by $190 million, or 18%, to $1,244 million for the nine month period ended September 30, 2012 compared to $1,054 million for the nine month period ended September 30, 2011.The primary factors contributing to the increase include:

•	an increase of $315 million in interest expense mainly as a result of additional borrowings incurred in August 2011 to fund the acquisition of Graham Packaging;

•	a $26 million fair value adjustment on the remaining 2009 Senior Secured Notes (Dollar); and

•	a decrease of $13 million in foreign currency exchange gains.

These increases were partially offset by $135 million of gains from the change in fair value of derivatives and $79 million of fees incurred in 2011 in connection with the financing of the Graham Packaging acquisition.

Additionally, in 2012 we had a loss on extinguishment of debt of $159 million as a result of the September 2012 refinancing transactions which included the repayment of the August 2011 Credit Agreement and the tendered 2009 Senior Secured Notes (Dollar). In 2011, we had a loss on extinguishment of debt of $129 million due to the extinguishment of the 2009 Credit Agreement. The loss on extinguishment included early repayment penalties and write-off of unamortized transaction costs.

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income and financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of indebtedness that is denominated in currencies other than the functional currencies of the respective issuers or borrowers. As of September 30, 2012 and September 30, 2011, the RGHL Group had dollar-denominated external borrowings of $3,272 million and $1,583 million, respectively, owed by entities whose functional currency was the euro, of which $1,950 million was issued on September 28, 2012 as part of the September 2012 Senior Secured Notes. As a result of the changes in the prevailing foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange gain in connection with such borrowings during the nine month period ended September 30, 2012 compared to a foreign currency exchange gain during the nine month period ended September 30, 2011. For more information regarding the RGHL Group's financial expenses and borrowings, refer to notes 9 and 14, respectively, of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report. For more information regarding the sensitivity of the foreign currency exchange gains and losses on the borrowings, refer to “— Item 3. Quantitative and Qualitative Disclosure about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Expense. For the nine month period ended September 30, 2012, we recognized an income tax benefit of $125 million on a loss before income tax of $213 million (an effective tax rate of 59%) compared to an income tax benefit of $64 million on a loss before income tax of $451 million (an effective tax rate of 14%) for the nine month period ended September 30, 2011. The increase in the effective tax rate was primarily due to the favorable resolution of Evergreen's 2009 tax year Alternative Fuel Mixture Credits ("AFMC") refund claim and the mix of book income and losses across the various taxing jurisdictions in which the RGHL Group operates, offset by an increase in unrecognized non-U.S. tax losses, mostly in Luxembourg. For a reconciliation of the effective tax rate, refer to note 10 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

In May 2012, Evergreen submitted a refund claim to the Internal Revenue Service ("IRS") to exclude $235 million of AFMC from 2009 taxable income. The refund claim was submitted to the IRS in the course of Evergreen's 2009 federal tax examination. In the same month, Evergreen received a Notice of Proposed Adjustment from the IRS, allowing the refund claim in full. As a result, the RGHL Group recognized $96 million of tax benefit in the nine month period ended September 30, 2012.

Depreciation and Amortization. Depreciation of property, plant and equipment and investment properties and amortization of intangible assets increased by $202 million, or 31%, to $856 million for the nine month period ended September 30, 2012 compared to $654 million for the nine month period ended September 30, 2011, primarily due to additional depreciation and amortization expense from the acquisitions of Graham Packaging and Dopaco.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2012 were $1,031 million, $1,887 million and $1,916 million, respectively, compared to $603 million, $1,257 million and $1,456 million, respectively, for the nine month period ended September 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2012 and September 30, 2011 for the RGHL Group is as follows:

	For the nine month period ended September 30,
(In $ million)	2012	2011(1)(2)
Profit from operating activities	1,031	603
Depreciation and amortization	856	654
EBITDA(3)	1,887	1,257
Included in the RGHL Group EBITDA:
Asset impairment charges	26	10
Business acquisition and integration costs	37	56
Business interruption costs	1	2
Change of control payments	—	12
Equity method profit not distributed in cash	(12)	(9)
Fixed asset write-down	10	—
Gain on modification of plan benefits	—	(18)
Gain on sale of businesses	(66)	(5)
Impact of purchase price accounting on inventories	—	32
Manufacturing plant fire, net of insurance recoveries	11	—
Non-cash inventory charge	9	3
Non-cash pension income	(37)	(31)
Operational process engineering-related consultancy costs	18	34
Restructuring costs	48	80
SEC registration costs	7	2
Unrealized (gain) loss on derivatives	(17)	26
VAT and customs duties on historical imports	(1)	6
Other	(5)	(1)
RGHL Group Adjusted EBITDA(3)	1,916	1,456
Segment detail of Adjusted EBITDA:
SIG	376	336
Evergreen	168	162
Closures	147	150
Reynolds Consumer Products	416	382
Pactiv Foodservice	469	406
Graham Packaging	373	41
Corporate/unallocated(4)	(33)	(21)
RGHL Group Adjusted EBITDA(3)	1,916	1,456

(1)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the nine month period ended September 30, 2011, the results of operations of Dopaco from May 2, 2011 to September 30, 2011 and the results of operations of Graham Packaging from September 8, 2011 to September 30, 2011.

(2)
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

(3)
RGHL Group EBITDA is defined as profit from operations for the period plus income tax expenses, net financial expenses, depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report. Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

(4)
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

SIG Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	1,506	100%	1,498	100%	8	1%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	1,506	100%	1,498	100%	8	1%
Cost of sales	(1,126)	(75)%	(1,189)	(79)%	63	(5)%
Gross profit	380	25%	309	21%	71	23%
Selling, marketing and distribution expenses/ General and administration expenses	(192)	(13)%	(194)	(13)%	2	(1)%
Net other income (expense)	(6)	—%	9	1%	(15)	NM
Profit from operating activities	200	13%	137	9%	63	46%
SIG segment EBITDA	362	24%	330	22%	32	10%
SIG segment Adjusted EBITDA	376	25%	336	22%	40	12%

Revenue. Revenue increased by $8 million, or 1%, to $1,506 million for the nine month period ended September 30, 2012 compared to $1,498 million for the nine month period ended September 30, 2011. As discussed in more detail below, the change in revenue was attributable to higher sales volume of $103 million largely from increased sales in South America, the Middle East and Asia. This increase was partially offset by an unfavorable foreign currency impact of $95 million largely due to the strengthening of the dollar against the euro.

Revenue in Europe decreased by $82 million, or 10%, to $754 million for the nine month period ended September 30, 2012 compared to $836 million for the nine month period ended September 30, 2011 driven by an unfavorable foreign currency impact of $71 million due to the strengthening of the dollar against the euro and lower sales volume of $11 million.

Revenue in the rest of the world increased by $90 million, or 14%, to $752 million for the nine month period ended September 30, 2012 compared to $662 million for the nine month period ended September 30, 2011. The increase was primarily related to higher volumes of $114 million due to much stronger demand in the Middle East and South America, largely due to new customers, and strong growth in Asia and North America. Foreign currency impact was an unfavorable $24 million.

Cost of Sales. Cost of sales decreased by $63 million, or 5%, to $1,126 million for the nine month period ended September 30, 2012 compared to $1,189 million for the nine month period ended September 30, 2011. The net decrease in cost of sales included a $76 million favorable foreign currency impact, resulting from the strengthening of the dollar against the euro and lower manufacturing costs of $34 million during the nine month period ended September 30, 2012 as compared to the nine month period ended September 30, 2011, due to better utilization of our plants and higher start-up costs of the new plant in Brazil during 2011. Raw material costs also improved by $14 million compared to the prior year period, mostly due to higher raw material prices in the prior year period. These decreases in cost of sales were partially offset by a $82 million increase related primarily to higher sales volume. For the nine month periods ended September 30, 2012 and September 30, 2011, raw material costs accounted for 68% and 66% of SIG's cost of sales, respectively. The net decrease in cost of sales also included a $21 million benefit arising from adjustments to correct for period costs inappropriately capitalized and for a misclassification of expenses between cost of sales and general and administration expenses. These adjustments resulted in a reduction of EBITDA of $10 million for the nine month period ended September 30, 2012. There was no impact on Adjusted EBITDA for the nine month period ended September 30, 2012.

Gross Profit. Gross profit increased by $71 million, or 23%, to $380 million for the nine month period ended September 30, 2012 compared to $309 million for the nine month period ended September 30, 2011. Gross profit margin increased to 25% for the nine month period ended September 30, 2012 compared to 21% for the nine month period ended September 30, 2011. These increases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 1%, to $192 million for the nine month period ended September 30, 2012 compared to $194 million for the nine month period ended September 30, 2011. The decrease was primarily due to favorable foreign currency impact of $13 million from the strengthening of the dollar against the euro and lower amortization expense of $20 million due to fully amortized patents. These decreases were offset primarily by the accounting adjustment explained above.

Net Other. Net other changed by $15 million, to net other expense of $6 million for the nine month period ended September 30, 2012 compared to net other income of $9 million for the nine month period ended September 30, 2011. This change was primarily attributable to an increase of $18 million in restructuring costs in the current period. The increase was partially offset by $2 million in net unrealized gains on open hedge positions, $6 million of prior year charges related to VAT and customs duties on historical imports in China, $4 million of prior year charges related to asset impairment and $2 million of prior year charges related to storm damage in Germany not incurred during the current period. These items have been included in the segment's Adjusted EBITDA calculation. In addition, other miscellaneous income decreased by $11 million, primarily related to facility management for a property sold in 2011.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2012 were $200 million, $362 million and $376 million, respectively, compared to $137 million, $330 million and $336 million, respectively, for the nine month period ended September 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2012 and September 30, 2011 for our SIG segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2012	2011
Profit from operating activities	200	137
Depreciation and amortization	162	193
EBITDA	362	330
Included in SIG segment EBITDA:
Asset impairment charges	—	4
Business interruption costs	—	2
Equity method profit not distributed in cash	(12)	(7)
Fixed asset write-down	10	—
Operational process engineering-related consultancy costs	1	—
Restructuring costs	19	1
Unrealized gain on derivatives	(2)	—
VAT and customs duties on historical imports	(1)	6
Other	(1)	—
SIG segment Adjusted EBITDA	376	336

Evergreen Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	1,175	95%	1,168	98%	7	1%
Inter-segment revenue	61	5%	29	2%	32	110%
Total segment revenue	1,236	100%	1,197	100%	39	3%
Cost of sales	(1,064)	(86)%	(1,036)	(87)%	(28)	3%
Gross profit	172	14%	161	13%	11	7%
Selling, marketing and distribution expenses/ General and administration expenses	(68)	(6)%	(71)	(6)%	3	(4)%
Net other income	23	2%	28	2%	(5)	(18)%
Profit from operating activities	128	10%	119	10%	9	8%
Evergreen segment EBITDA	170	14%	164	14%	6	4%
Evergreen segment Adjusted EBITDA	168	14%	162	14%	6	4%

Revenue. Revenue increased by $39 million, or 3%, to $1,236 million for the nine month period ended September 30, 2012 compared to $1,197 million for nine month period ended September 30, 2011. This increase was attributable to a $27 million increase in sales of paper products, along with an increase of $15 million in sales of cartons, partially offset by a decrease of $3 million in sales of liquid packaging board. The increase in sales of paper products was comprised of an increase of $44 million due to higher volumes, primarily as a result of higher export and market demand for certain of our paper products, partially offset by a decrease of $17 million as pricing declined in the current period. The increase in sales of cartons was due to $14 million in price increases, as well as an increase of $1 million attributable to higher sales volumes. The decrease in sales of liquid packaging board was primarily due to lower volumes of $4 million, partially offset by an increase of $1 million due to price increases.

Cost of Sales. Cost of sales increased by $28 million, or 3%, to $1,064 million for the nine month period ended September 30, 2012 compared to $1,036 million for the nine month period ended September 30, 2011. This change was driven by a $54 million increase primarily due to higher paper volumes, which consisted of higher export shipments in the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011, partially offset by a $26 million decrease primarily as a result of lower raw materials and other input costs, primarily energy, resins and fiber, and maintenance costs. Evergreen completed two planned mill outages during both the nine month period ended September 30, 2012 and the nine month period ended September 30, 2011; however, the outages completed during 2011 were much larger in scale than the outages completed during 2012. The 2011 outages led to higher maintenance costs during that period as compared to the nine months ended September 30, 2012. For the nine month periods ended September 30, 2012 and September 30, 2011, raw material costs accounted for 42% and 44% of Evergreen's cost of sales, respectively.

Gross Profit. Gross profit increased by $11 million, or 7%, to $172 million for the nine month period ended September 30, 2012 compared to $161 million for the nine month period ended September 30, 2011. Gross profit margin increased to 14% for the nine month period ended September 30, 2012 compared to 13% for the nine month period ended September 30, 2011. These increases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Evergreen's gross profit is impacted by changes in the costs of raw materials, including fiber, resin, commodity chemicals, and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $3 million, or 4%, to $68 million for the nine month period ended September 30, 2012 compared to $71 million for the nine month period ended September 30, 2011.

Net Other. Net other income decreased by $5 million, to $23 million for the nine month period ended September 30, 2012 compared to net other income of $28 million for the nine month period ended September 30, 2011. This decrease is mainly attributable to landfill tipping fees earned during the nine month period ended September 30, 2011. There were no landfill tipping fees earned in the current period. Net other income is primarily comprised of sales of by-products.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2012 were $128 million, $170 million and $168 million, respectively, compared to $119 million, $164 million and $162 million, respectively, for the nine month period ended September 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2012 and September 30, 2011 for our Evergreen segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2012	2011
Profit from operating activities	128	119
Depreciation and amortization	42	45
EBITDA	170	164
Included in Evergreen segment EBITDA:
Equity method profit not distributed in cash	—	(2)
Restructuring costs (recoveries)	1	—
Unrealized gain on derivatives	(3)	—
Evergreen segment Adjusted EBITDA	168	162

Closures Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	956	99%	1,017	99%	(61)	(6)%
Inter-segment revenue	10	1%	9	1%	1	11%
Total segment revenue	966	100%	1,026	100%	(60)	(6)%
Cost of sales	(784)	(81)%	(865)	(84)%	81	(9)%
Gross profit	182	19%	161	16%	21	13%
Selling, marketing and distribution expenses/ General and administration expenses	(91)	(9)%	(71)	(7)%	(20)	28%
Net other income (expense)	(2)	—%	2	—%	(4)	NM
Profit from operating activities	89	9%	92	9%	(3)	(3)%
Closures segment EBITDA	143	15%	150	15%	(7)	(5)%
Closures segment Adjusted EBITDA	147	15%	150	15%	(3)	(2)%
Revenue. Revenue decreased by $60 million, or 6%, to $966 million for the nine month period ended September 30, 2012 compared to $1,026 million for the nine month period ended September 30, 2011. This decrease was attributable to a $40 million decrease as a result of changes in product mix and pricing related to price concessions and the pass-through of resin price changes to customers. In addition, revenue decreased by $37 million as a result of an unfavorable foreign currency impact, primarily due to the strengthening of the dollar against the euro, Brazilian real and Mexican peso. These decreases were partially offset by the impact of higher sales volumes of $17 million, primarily due to the stabilization of the political environment in the Middle East and market share growth.

Revenue from North America decreased by $40 million, or 9%, to $392 million for the nine month period ended September 30, 2012 compared to $432 million for the nine month period ended September 30, 2011. This decrease was attributable to a decrease of $30 million due to changes in product mix and pricing related to price concessions and the pass-through of resin price changes to customers. In addition revenue decreased by $9 million as a result of an unfavorable foreign currency impact, primarily due to the strengthening of the dollar against the Mexican peso, and a decrease of $1 million due to lower sales volumes, which was primarily due to decreased customer demand as a result of market conditions.

Revenue from the rest of the world decreased by $20 million, or 3%, to $574 million for the nine month period ended September 30, 2012 compared to $594 million for the nine month period ended September 30, 2011. This decrease was attributable to an unfavorable foreign currency impact of $28 million, primarily due to the strengthening of the dollar against the euro and Brazilian real and a decrease of $10 million due to changes in pricing related to the pass-through of resin price changes to customers as well as the unfavorable impact of changes in product mix, partially attributable to the sale of one of Closures' European businesses in June 2011 which sold higher priced closures compared to the ongoing European business. These decreases were partially offset by an increase of $18 million due to higher sales volumes. During 2011, the Middle East experienced a decrease in sales due to the impact of the political turmoil in the region. With the relative stabilization of the political environment, sales volumes have increased in comparison to the prior year period. The Asia region experienced an increase in sales volumes as a result of market share growth.

Cost of Sales. Cost of sales decreased by $81 million, or 9%, to $784 million for the nine month period ended September 30, 2012 compared to $865 million for the nine month period ended September 30, 2011.

Closures' cost of sales is impacted by changes in product mix and raw material costs. The decrease in cost of sales included a $36 million favorable foreign currency impact due to the strengthening of the dollar as noted above, and lower costs of $32 million due to changes in raw material costs, including resin, for the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011. In addition, cost of sales decreased by $4 million due to lower manufacturing costs, including labor, overhead, utilities and depreciation, during the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011. For the nine month periods ended September 30, 2012 and September 30, 2011, raw material costs accounted for 63% and 62% of Closures' cost of sales, respectively. Cost of sales also included a decrease of $17 million as a result of a reclassification of certain plant administration expenses from cost of sales to general and administration expenses in the nine month period ended September 30, 2012. These decreases were partially offset by an increase of $8 million in sales volumes as discussed above.

Gross Profit. Gross profit increased by $21 million, or 13%, to $182 million for the nine month period ended September 30, 2012 compared to $161 million for the nine month period ended September 30, 2011. Gross profit margin increased to 19% for the nine month period ended September 30, 2012 compared to 16% for the nine month period ended September 30, 2011. These increases were driven primarily by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Closures' gross profit is also impacted by the pass-through of resin price increases to customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the difference in timing between Closures' purchase of resin from its suppliers and sales of closures to its customers, pricing related to the pass-through of resin price fluctuations to customers directly impacts gross profit.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $20 million, or 28%, to $91 million for the nine month period ended September 30, 2012 compared to $71 million for the nine month period ended September 30, 2011. This increase was primarily attributable to the $17 million reclassification of certain plant administration expenses from cost of sales to general and administration expenses in the nine month period ended September 30, 2012, as discussed above.

Net Other. Net other changed by $4 million to net other expense of $2 million for the nine month period ended September 30, 2012 compared to net other income of $2 million for the nine month period ended September 30, 2011. This change was primarily attributable to a gain of $5 million on the sale of one of Closures' European businesses in the nine month period ended September 30, 2011, which has been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2012 were $89 million, $143 million and $147 million, respectively, compared to $92 million, $150 million and $150 million, respectively, for the nine month period ended September 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2012 and September 30, 2011 for our Closures segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2012	2011
Profit from operating activities	89	92
Depreciation and amortization	54	58
EBITDA	143	150
Included in Closures segment EBITDA:
Business interruption costs	1	1
Gain on sale of business	—	(5)
Restructuring costs	1	3
Unrealized loss on derivatives	1	1
Other	1	—
Closures segment Adjusted EBITDA	147	150

Reynolds Consumer Products Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	1,816	96%	1,808	98%	8	—%
Inter-segment revenue	77	4%	43	2%	34	79%
Total segment revenue	1,893	100%	1,851	100%	42	2%
Cost of sales	(1,391)	(73)%	(1,424)	(77)%	33	(2)%
Gross profit	502	27%	427	23%	75	18%
Selling, marketing and distribution expenses/ General and administration expenses	(188)	(10)%	(165)	(9)%	(23)	14%
Net other income (expense)	10	1%	(49)	(3)%	59	NM
Profit from operating activities	324	17%	213	12%	111	52%
Reynolds Consumer Products segment EBITDA	421	22%	325	18%	96	30%
Reynolds Consumer Products segment Adjusted EBITDA	416	22%	382	21%	34	9%

The discussions below include references to actual synergies that have been achieved during the nine month period ended September 30, 2012 as a result of integrating the Hefty consumer products business into the Reynolds Consumer Products segment. These actual benefits realized resulted from a combination of cost savings, including procurement, distribution efficiencies and integration of the sales-force and various administration functions across the combined segment. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of distribution costs and the elimination of salaries and benefits related to headcount reductions.

Revenue. Revenue increased by $42 million, or 2%, to $1,893 million for the nine month period ended September 30, 2012 compared to $1,851 million for the nine month period ended September 30, 2011. The increase was driven by the benefit of $51 million from product and price mix largely driven by price increases implemented during 2011, partially offset by lower volumes of $8 million across all product groups and higher trade and promotional spending of $1 million.

Cost of Sales. Cost of sales decreased by $33 million, or 2%, to $1,391 million for the nine month period ended September 30, 2012 compared to $1,424 million for the nine month period ended September 30, 2011. The decrease in cost of sales was attributable to benefits from actual synergies realized, largely related to a net decrease in raw material and operational costs. For the nine month periods ended September 30, 2012 and September 30, 2011, raw material costs accounted for 67% and 66% of Reynolds Consumer Products' cost of sales, respectively.

Gross Profit. Gross profit increased by $75 million, or 18%, to $502 million for the nine month period ended September 30, 2012 compared to $427 million for the nine month period ended September 30, 2011. Gross profit margin increased to 27% for the nine month period ended

September 30, 2012 compared to 23% for the nine month period ended September 30, 2011. These increases were primarily driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Reynolds Consumer Products generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin based products, there is a lag time between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers. For branded products, contracts with customers do not contain contractual price protection for raw material cost fluctuations. Due to the differences in timing between Reynolds Consumer Products' purchases of resin from its suppliers and sales to its customers, there is often a lead-lag impact, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $23 million, or 14%, to $188 million for the nine month period ended September 30, 2012 compared to $165 million for the nine month period ended September 30, 2011. This increase was attributable to higher advertising and marketing related costs of $17 million during the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011. Higher advertising expenses during the nine month period ended September 30, 2012 largely related to a new product launch. In addition, selling, marketing and distribution expenses and general and administration expenses also increased $16 million as a result of a reclassification of certain plant administration expenses from cost of sales to general and administration expenses in the nine month period ended September 30, 2012. These increases were partially offset by benefits from actual synergies realized from the integration of the sales-force and various administration functions across the combined segment.

Net Other. Net other changed by $59 million to net other income of $10 million for the nine month period ended September 30, 2012 compared to net other expense of $49 million for the nine month period ended September 30, 2011. This change was mainly attributable to a decrease of $33 million in unrealized loss on derivatives, as the unrealized hedge position moved from a net loss position in 2011 to a net gain position in 2012, a decrease of $18 million in operational process engineering-related consultancy costs and a decrease of $11 million in restructuring costs. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2012 were $324 million, $421 million and $416 million, respectively, compared to $213 million, $325 million and $382 million, respectively, for the nine month period ended September 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2012 and September 30, 2011 for our Reynolds Consumer Products segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2012	2011
Profit from operating activities	324	213
Depreciation and amortization	97	112
EBITDA	421	325
Included in Reynolds Consumer Products segment EBITDA:
Business acquisition and integration costs	2	3
Business interruption recoveries	—	(1)
Non-cash inventory charge	3	1
Non-cash pension expense	—	2
Operational process engineering-related consultancy costs	1	19
Restructuring costs	—	11
Unrealized (gain) loss on derivatives	(11)	22
Reynolds Consumer Products segment Adjusted EBITDA	416	382

Pactiv Foodservice Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2012	% of segment revenue	2011(1)	% of segment revenue	Change	% change
External revenue	2,547	88%	2,532	86%	15	1%
Inter-segment revenue	358	12%	407	14%	(49)	(12)%
Total segment revenue	2,905	100%	2,939	100%	(34)	(1)%
Cost of sales	(2,442)	(84)%	(2,544)	(87)%	102	(4)%
Gross profit	463	16%	395	13%	68	17%
Selling, marketing and distribution expenses/ General and administration expenses	(217)	(7)%	(213)	(7)%	(4)	2%
Net other income (expense)	23	1%	(94)	(3)%	117	(124)%
Profit from operating activities	269	9%	88	3%	181	206%
Pactiv Foodservice segment EBITDA	482	17%	302	10%	180	60%
Pactiv Foodservice segment Adjusted EBITDA	469	16%	406	14%	63	16%

(1)
Inter-segment revenue for the nine month period ended September 30, 2011 has been revised to conform to the presentation of the nine month period ended September 30, 2012. Refer to note 2.5 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report for additional information.

We acquired Dopaco on May 2, 2011. The operating results of Dopaco have been included in the Pactiv Foodservice segment since the date of the Dopaco acquisition. Accordingly, approximately five months of Dopaco operations were included in the nine month period ended September 30, 2011. For the nine month periods ended September 30, 2012 and September 30, 2011, Dopaco's revenue was $362 million and $206 million, respectively.

On January 27, 2012, we sold the Pactiv Foodservice laminating operations in Louisville, Kentucky for cash proceeds of $80 million (subject to customary post-closing working capital adjustments), resulting in a gain on sale of $66 million.

The discussions below include references to actual synergies that have been achieved during the nine month period ended September 30, 2012 as a result of integrating the Pactiv foodservice packaging business and Dopaco into the Pactiv Foodservice segment (formerly the Reynolds foodservice packaging business prior to the Pactiv acquisition). These actual benefits realized resulted from a combination of cost savings, including procurement, distribution efficiencies, plant rationalization and integration of the sales force and various administration functions across the combined segment. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of costs specific to production facilities that have been closed and the elimination of salaries and benefits related to headcount reductions.

Revenue. Revenue decreased by $34 million, or 1%, to $2,905 million for the nine month period ended September 30, 2012 compared to $2,939 million for the nine month period ended September 30, 2011. This decrease was primarily attributable to a volume decrease of $145 million driven by the sale of the laminating operations and exiting certain low margin non-strategic product offerings. In addition, revenue decreased by $101 million due to lower volume, principally driven by lower sales in ongoing product offerings. This was partially offset by incremental revenue of $156 million generated from the acquired Dopaco operations and a $67 million impact from pricing related to the pass-through of resin price changes to customers.

Cost of Sales. Cost of sales decreased by $102 million, or 4%, to $2,442 million for the nine month period ended September 30, 2012 compared to $2,544 million for the nine month period ended September 30, 2011. This was primarily attributable to a decrease of $87 million due to the sale of the laminating operations, lower volume primarily due to exiting certain low margin non-strategic product offerings and lower volume in ongoing product offering categories. The remaining decrease was largely due to improved operational performance driven by benefits from actual synergies realized from the acquisitions of Pactiv and Dopaco, partially offset by an increase in cost of sales due to higher paper cup and carton sales. In addition to these factors, during the nine month period ended September 30, 2012, Pactiv Foodservice has reduced inventory levels in an effort to continue to streamline operations and optimize working capital levels. As a result, while the process of decreasing inventory levels is underway, there is a lower level of inventory produced to absorb fixed manufacturing costs than during the nine month period ended September 30, 2011. This results in greater cost of sales per product and lower gross margin in the period of decreasing inventory.

Raw material costs accounted for 55% of Pactiv Foodservice's cost of sales for both of the nine month periods ended September 30, 2012 and September 30, 2011. Raw material costs for the nine month period ended September 30, 2012 decreased by $45 million compared to the nine month period ended September 30, 2011, primarily due to a decrease in raw material costs, primarily resin, and $72 million from decreased volume due to the sale of the laminating operations, as well as from lower volume primarily due to exiting certain low margin non-strategic product offerings, partially offset by the incremental volume attributable to paper cup and carton sales.

Gross Profit. Gross profit increased by $68 million, or 17%, to $463 million for the nine month period ended September 30, 2012 compared to $395 million for the nine month period ended September 30, 2011. Gross profit margin increased to 16% (18% as a percentage of external revenue) for the nine month period ended September 30, 2012 compared to 13% (16% as a percentage of external revenue) for the nine month period ended September 30, 2011. These increases were primarily driven by the changes in revenue and cost of sales as discussed above. The reduction in inventory levels during the nine month period ended September 30, 2012 has decreased gross profit by $14 million as discussed in the preceding paragraphs.

Pactiv Foodservice's gross profit is impacted by changes in the costs of raw materials, including resin and aluminum. Pactiv Foodservice generally cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice's purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $4 million, or 2%, to $217 million for the nine month period ended September 30, 2012 compared to $213 million for the nine month period ended September 30, 2011, primarily due to increased expenses related to higher paper cup and carton sales, partially offset by benefits from actual synergies realized from the Pactiv acquisition.

Net Other. Net other changed by $117 million to net other income of $23 million for the nine month period ended September 30, 2012 compared to net other expense of $94 million for the nine month period ended September 30, 2011. This change was primarily attributable to a $66 million gain on sale of the laminating operations discussed above, a decrease of $43 million in business restructuring expenses, a decrease of $9 million in business acquisition and integration costs and a decrease of $5 million in unrealized loss on derivatives, as the unrealized hedge position moved from a net loss position in 2011 to a net gain position in 2012. These benefits were partially offset by an increase of $11 million due to fire damage at one of our facilities in March 2012 and an increase of $5 million in asset impairment charges. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2012 were $269 million, $482 million and $469 million, respectively, compared to $88 million, $302 million and $406 million, respectively, for the nine month period ended September 30, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2012 and September 30, 2011 for our Pactiv Foodservice segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2012	2011
Profit from operating activities	269	88
Depreciation and amortization	213	214
EBITDA	482	302
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	11	6
Business acquisition and integration costs	18	27
Gain on sale of business	(66)	—
Impact of purchase price accounting on inventories	—	6
Manufacturing plant fire, net of insurance recoveries	11	—
Non-cash inventory charge	6	2
Non-cash pension expense	—	3
Operational process engineering-related consultancy costs	11	12
Restructuring costs	3	46
Unrealized (gain) loss on derivatives	(2)	3
Other	(5)	(1)
Pactiv Foodservice segment Adjusted EBITDA	469	406

Graham Packaging Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2012	% of segment revenue	2011(1)(2)	% of segment revenue
External revenue	2,357	100%	256	100%
Inter-segment revenue	—	—%	—	—%
Total segment revenue	2,357	100%	256	100%
Cost of sales	(2,129)	(90)%	(257)	(100)%
Gross profit (loss)	228	10%	(1)	—%
Selling, marketing and distribution expenses/General and administration expenses	(138)	(6)%	(26)	(10)%
Net other expense	(59)	(3)%	(3)	(1)%
Profit (loss) from operating activities	31	1%	(30)	(12)%
Graham Packaging segment EBITDA	319	14%	2	1%
Graham Packaging segment Adjusted EBITDA	373	16%	41	16%

(1)	Represents the results of operations of Graham Packaging from September 8, 2011 to September 30, 2011.

(2)
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

We acquired Graham Packaging on September 8, 2011. The operating results of Graham Packaging have been included in the RGHL Group's operating results as a separate reporting segment since the date of the acquisition.

For the period from January 1, 2011 to September 7, 2011, revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, net other expense, loss from operating activities, EBITDA and Adjusted EBITDA for Graham Packaging were $2,130 million, $1,817 million, $173 million, $239 million, $99 million, $43 million and $388 million, respectively. These amounts include IFRS adjustments to Graham Packaging's historical results that were previously reported under U.S. GAAP.

The following discussion of our Graham Packaging operating results provides comparisons on a supplemental pro forma basis as if the operating results of the Graham Packaging business had been included in our operating results for the full nine month period ended September 30, 2011. Given the relative size and timing of this acquisition, we believe a discussion of the operating results on a supplemental pro forma basis provides a reasonable comparison of the operating results for the periods presented. The comparison assists in understanding the current period segment results including the underlying factors affecting the results of operations, the changes in these factors that occurred in the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011 and the impact of our integration activities. The supplemental pro forma amounts were derived from Graham Packaging's historical operating results that were previously reported under U.S. GAAP as adjusted for IFRS and from operating results since the date of the acquisition of Graham Packaging. The Graham Packaging pro forma historical operating results for the nine month period ended September 30, 2011 reflect the purchase accounting effects of the acquisition of Graham Packaging.

The supplemental pro forma information is for informational purposes only and is not intended to represent, or to be indicative of, the results of operations that we would have reported had the Graham Packaging acquisition been completed on January 1, 2011 and should not be taken as being indicative of our future results of operations.

Revenue. Revenue was $2,357 million for the nine month period ended September 30, 2012 and $256 million for the nine month period ended September 30, 2011.

On a pro forma basis, revenue would have decreased by $29 million, or 1%, to $2,357 million for the nine month period ended September 30, 2012 compared to an estimated $2,386 million for the nine month period ended September 30, 2011. The estimated decrease in revenue would have been primarily attributable to decreases in unit volume sales to customers as well as an unfavorable foreign currency impact, largely due to the strengthening of the dollar against the euro, the Brazilian real and the Mexican peso, partially offset by an increase in resin pricing passed through to our customers.

Cost of Sales. Cost of sales was $2,129 million for the nine month period ended September 30, 2012 and $257 million for the nine month period ended September 30, 2011. For the nine month period ended September 30, 2012, raw material costs accounted for 58% of Graham Packaging's cost of sales compared to 52% for the nine month period ended September 30, 2011.

On a pro forma basis, cost of sales would have increased by $55 million, or 3%, to $2,129 million for the nine month period ended September 30, 2012 compared to an estimated $2,074 million for the nine month period ended September 30, 2011. The estimated increase in cost of sales would have been primarily attributable to an overall increase in raw material and operations costs, and incremental depreciation and amortization of $77 million as a result of the revaluation of fixed assets and identifiable intangible assets in conjunction with the Graham Packaging acquisition during the prior year period, partially offset by the inventory revaluation impact of $26 million resulting from the purchase accounting for the acquisition. For the nine month period ended September 30, 2011, raw material costs would have accounted for 59% of Graham Packaging's cost of sales.

Gross Profit (Loss). For the nine month period ended September 30, 2012, gross profit was $228 million and gross profit margin was 10%. For the nine month period ended September 30, 2011, gross loss was $1 million.

On a pro forma basis, gross profit would have decreased by $84 million, or 27%, to $228 million for the nine month period ended September 30, 2012 compared to an estimated $312 million for the nine month period ended September 30, 2011. Gross profit margin was 10% for the nine month period ended September 30, 2012 compared to an estimated 13% for the nine month period ended September 30, 2011. These estimated decreases would have been driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Graham Packaging's gross profit is impacted by changes in the costs of raw materials, including resin, and energy-related costs. Graham Packaging purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Graham Packaging's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses were $138 million for the nine month period ended September 30, 2012 and $26 million for the nine month period ended September 30, 2011.

On a pro forma basis, selling, marketing and distribution expenses and general and administration expenses would have decreased by $61 million, or 31%, to $138 million for the nine month period ended September 30, 2012 compared to an estimated $199 million for the nine month period ended September 30, 2011. The estimated decrease in selling, marketing and distribution expenses and general and administration expenses would have been primarily attributable to approximately $102 million of acquisition-related costs in the nine month period ended September 30, 2011 in connection with the Graham Packaging acquisition, partially offset by incremental amortization expense of $43 million related to the fair value of identifiable intangible assets recorded as part of the Graham Packaging acquisition.

Net Other. Net other expense was $59 million for the nine month period ended September 30, 2012 and $3 million for the nine month period ended September 30, 2011. Net other expense for the nine month period ended September 30, 2012 included restructuring costs of $25 million, asset impairment charges of $15 million and business acquisition and integration costs of $14 million. These items have been included in the segment's Adjusted EBITDA calculation.

On a pro forma basis, net other expense would have decreased by $183 million, or 76%, to $59 million for the nine month period ended September 30, 2012 compared to an estimated $242 million for the nine month period ended September 30, 2011. The estimated decrease in net other expense would have been primarily attributable to a $234 million expense for the termination of income tax receivable agreements during the nine month period ended September 30, 2011, as a result of the Graham Packaging acquisition, which has been included in the segment's estimated pro forma Adjusted EBITDA calculation.

Profit (Loss) from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2012 were $31 million, $319 million and $373 million, respectively. Loss from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2011 were $30 million, $2 million and $41 million, respectively.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit (loss) from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2012 and September 30, 2011 for our Graham Packaging segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2012	2011(1)(2)
Profit (loss) from operating activities	31	(30)
Depreciation and amortization	288	32
EBITDA	319	2
Included in Graham Packaging segment EBITDA:
Asset impairment charges	15	—
Business acquisition and integration costs	14	1
Change of control payments	—	12
Impact of purchase price accounting on inventories	—	26
Restructuring costs	25	—
Graham Packaging segment Adjusted EBITDA	373	41

(1)	Represents the results of operations of Graham Packaging from September 8, 2011 to September 30, 2011.

(2)
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report.

Differences Between the RGHL Group and Beverage Packaging Holdings Group Results of Operations
There are certain differences between the RGHL Group interim unaudited condensed financial statements and the Bev Pack Group interim unaudited condensed financial statements, each included elsewhere in this quarterly report.

RGHL is a non-operating holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group interim unaudited condensed financial statements and the Bev Pack Group interim unaudited condensed financial statements. The differences in the reported profit (loss) before income tax between the RGHL Group interim unaudited condensed financial statements and the Bev Pack Group interim unaudited condensed financial statements are predominantly due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of the Bev Pack Group that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL and incidental RGHL corporate expenses.

Differences between the RGHL Group statement of financial position and the Bev Pack Group statement of financial position are predominantly attributable to the related party receivables and borrowings of RGHL.

Liquidity and Capital Resources
Historical Cash Flows
The following table discloses our cash flows for the periods presented:

	For the nine month period ended September 30, 2012
(In $ million)	2012	2011
Net cash flows from operating activities	531	163
Net cash used in investing activities	(339)	(2,388)
Net cash flows from financing activities	998	2,608

Cash Flow from Operating Activities
Cash flows from operating activities for the nine month period ended September 30, 2012 generated a net cash inflow of $531 million compared to a net cash inflow of $163 million for the nine month period ended September 30, 2011. The increase of $368 million in cash flow from operating activities was largely driven by an increase of $949 million in cash received from customers less cash paid to suppliers and employees due to additional cash inflow from the Graham Packaging and Dopaco acquisitions and improved working capital management, as well as $84 million of change of control and acquisition payments related to the acquisitions of Graham Packaging and Dopaco paid during the nine month period ended September 30, 2011. These increases were partially offset by an increase of $525 million in interest payments due to an overall increase in our borrowings to fund the Graham Packaging acquisition combined with the premiums paid of $66 million to redeem external borrowings during the nine month period ended September 30, 2012, as well as a tax refund of $50 million received in 2011.

Cash Flow used in Investing Activities
Cash flows used in investing activities for the nine month period ended September 30, 2012 resulted in a net cash outflow of $339 million compared to a net cash outflow of $2,388 million for the nine month period ended September 30, 2011. The change of $2,049 million in net cash outflows from investing activities was principally due to the Graham Packaging acquisition for a total consideration of $1,797 million and the Dopaco acquisition for a total consideration of $395 million during 2011, while 2012 includes proceeds of $80 million related to the sale of the Pactiv Foodservice laminating operations in Louisville, Kentucky.

Capital expenditures increased by $94 million to $441 million for the nine month period ended September 30, 2012 compared to $347 million in the nine month period ended September 30, 2011. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flow from Financing Activities
Cash flows from financing activities for the nine month period ended September 30, 2012 resulted in net cash inflow of $998 million compared to a net cash inflow of $2,608 million for the nine month period ended September 30, 2011. The net cash inflow during each respective period is summarized as follows:

	For the nine month period ended September 30,
(In $ million)	2012	2011
Principal borrowed	7,149	9,164
Repayments of external borrowings	(6,026)	(6,118)
Payment of liabilities arising from Graham Packaging acquisition	—	(252)
Payment of transaction costs	(98)	(209)
Other	(27)	23
Net cash inflow	998	2,608

Refer to note 14 of the RGHL Group's interim unaudited condensed financial statements included elsewhere in this quarterly report for additional information related to each of our borrowings.

Capital Expenditures

	For the nine month period ended September 30,
(In $ million)	2012	2011
Property, plant and equipment	427	337
Intangibles	14	10
Total capital expenditures	441	347

Capital expenditures increased by $94 million, or 27%, to $441 million for the nine month period ended September 30, 2012 compared to $347 million for the nine month period ended September 30, 2011. The increase was primarily related to additional capital expenditures due to the acquisition of Graham Packaging. This increase was partially offset by lower spending at SIG primarily due to China and Brazil expansion in the prior year period and lower spending at Evergreen due to the timing of expenditures and higher spending on planned mill outages in the prior year period.

We expect to incur approximately $650 million in capital expenditures by the end of 2012 (excluding acquisitions) largely to support plant expansions in Brazil, China and Indonesia. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Capital Resources
We have substantial debt and debt service obligations. As of September 30, 2012, our total indebtedness of $18,544 million was comprised of outstanding principal borrowings and overdrafts.

We have pledged assets that secure the senior secured notes and the Senior Secured Credit Facilities. The collateral consists of substantially all the assets of the issuers and the guarantors, including the capital stock of their subsidiaries, real property, bank accounts, investments, receivables, equipment and inventory, intellectual property and insurance policies, but excluding, among others (i) real property with a value equal to or less than €5 million or in which such entity has only a leasehold interest, (ii) a number of Pactiv's real properties, which are estimated to have a book value as of September 30, 2012 of approximately $60 million, (iii) intellectual property with a value of less than €1 million (unless subject to all-asset security documents), (iv) insurance policies that are not material to the RGHL Group as a whole, (v) equity of inactive subsidiaries with a book value of less than $100,000 and (vi) equity of subsidiaries that are not guarantors, are organized in jurisdictions in which no guarantor is organized and have: (x) gross assets below 1% of the consolidated total assets of the RGHL Group and (y) EBITDA below 1% of the consolidated EBITDA of the RGHL Group.

As of September 30, 2012, the Senior Secured Credit Facilities included revolving facilities of $120 million and €80 million ($103 million). As of September 30, 2012, these revolving tranches were utilized in the amounts of $78 million and €15 million ($19 million), respectively, in the form of bank guarantees and letters of credit.

On September 28, 2012, certain members of the RGHL Group issued $3,250 million aggregate principal amount of the September 2012 Senior Secured Notes. The September 2012 Senior Secured Notes will mature on October 15, 2020. The net proceeds from the offering of the September 2012 Senior Secured Notes were or will be used to repay existing term borrowings under our then existing senior secured credit facilities, to redeem the 2009 Senior Secured Notes (Dollar), to pay fees and expenses related to these transactions and for general corporate purposes.

On September 28, 2012, we amended and restated the credit agreement governing our then existing senior secured credit facilities and $2,235 million and €300 million of term loans were drawn under the new Senior Secured Credit Facilities. These proceeds, together with a portion of the proceeds of the September 2012 Senior Secured Notes and available cash of the RGHL Group, were used to fully repay and extinguish the outstanding U.S. and European term loans under our then existing senior secured credit facilities and to pay fees and expenses in connection with the transaction. The remaining proceeds will be used for general corporate purposes. Certain terms of the credit agreement were amended, including but not limited to: (a) the LIBOR floor on term loans decreased from 1.25% to 1.0% per annum for U.S. term loans and 1.5% to 1.0% per annum for European term loans; (b) the applicable margin on eurocurrency borrowings decreased from 5.25% to 3.75% for U.S. term loans and from 5.25% to 4.00% for European term loans, subject to further reductions if a specified total leverage ratio is met; (c) the covenant regarding the minimum interest coverage ratio was removed; (d) the covenant regarding maximum capital expenditures per annum was removed; (e) debt under a permitted receivables securitization facility will be excluded from the total debt calculation; (f) the non-guarantor threshold limit increased so that non-guarantors can account for up to 33.3% of Consolidated EBITDA or Consolidated Total Assets (the prior threshold was 20%); (g) the leverage maintenance covenant changed to a senior secured first lien ratio and the maximum increased to 4.5x from 4.0x; and (h) other changes.

On September 28, 2012, the RGHL Group repurchased $777 million aggregate principal amount of 2009 Senior Secured Notes (Dollar) pursuant to a tender offer for the 2009 Senior Secured Notes (Dollar). On October 29, 2012, the RGHL Group redeemed the remaining $348 million aggregate principal amount of the 2009 Senior Secured Notes (Dollar) that were outstanding on September 30, 2012.

On August 10, 2012, the RGHL Group consummated an exchange offer and consent solicitation for the February 2012 Senior Notes whereby (i) $1,241 million aggregate principal amount of February 2012 Senior Notes was exchanged for a corresponding aggregate principal amount of additional August 2011 Senior Notes, and (ii) a majority of the holders of the February 2012 Senior Notes consented to the removal of certain indenture restrictions and other provisions with respect to the remaining $9 million aggregate principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation.

On November 7, 2012 certain members of the RGHL Group entered into a receivables loan and security agreement pursuant to which the RGHL Group can borrow up to $600 million (the “Securitization Facility”). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. On November 7, 2012 $540 million was drawn under the Securitization Facility. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate, which on November 7, 2012 was 2.16%. The Securitization Facility is secured by all of the assets of the borrower (including the eligible trade receivables and cash). The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the RGHL Group. Amounts drawn under the Securitization Facility will be presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

We may from time to time seek to issue additional indebtedness depending on market conditions, our cash position requirements and other considerations.

In addition, we may from time to time take steps to reduce our indebtedness, which may include open market repurchases and retirement of currently outstanding indebtedness. The total amount of indebtedness that will be repurchased or retired will depend on market conditions, our cash position requirements and other considerations.

Sources of Liquidity
Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Senior Secured Credit Facilities and local working capital facilities. In addition to our cash and cash equivalents, as of September 30, 2012, we had $42 million and €65 million ($84 million) available for drawing under our revolving credit facilities.

Our ability to borrow under our revolving credit facilities or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the notes and the 2007 Notes), including financial covenants.

As of September 30, 2012, our total indebtedness of $18,544 million was comprised of outstanding principal borrowings and overdrafts. Our 2012 annual cash interest obligations on our Senior Secured Credit Facilities, the notes and our other indebtedness are expected to be approximately $1,430 million, assuming interest on our floating rate debt continues to accrue at the current interest rate. On a pro forma basis after giving effect to the September 2012 financing transactions, we would have saved $70 million on our expected 2012 annual cash interest obligations. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year.

Under the indentures governing the notes (excluding the remaining February 2012 Senior Notes following the exchange offer and consent solicitation) and the 2007 Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures that govern our senior secured notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio and (ii) under the indentures that govern our senior notes and the 2007 Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the credit agreement governing the Senior Secured Credit Facilities, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Senior Secured Credit Facilities and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Senior Secured Credit Facilities' financial covenant. In addition, we may incur incremental senior secured indebtedness under the credit agreement governing our Senior Secured Credit Facilities and senior secured notes in an unlimited amount so long as our senior secured first lien leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Senior Secured Credit Facilities only) we are in pro forma compliance with the financial covenant included in the credit agreement governing our Senior Secured Credit Facilities. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Senior Secured Credit Facilities' financial covenant.

Under the credit agreement governing the Senior Secured Credit Facilities, we are subject to a maintenance covenant that stipulates a maximum net senior secured first lien leverage ratio. As of the last day of each fiscal quarter, our net senior secured first lien leverage ratio must be less than or equal to 4.50 to 1.00.

As of September 30, 2012, our net senior secured first lien leverage ratio was 3.35x as calculated for purposes of the maintenance covenant under the credit agreement governing the Senior Secured Credit Facilities.

The indentures governing the notes (excluding the remaining February 2012 Senior Notes following the exchange offer and consent solicitation) and the 2007 Notes and the credit agreement governing the Senior Secured Credit Facilities also contain negative covenants. The negative covenants include limitations, subject to agreed exceptions, on the ability of RGHL and its material subsidiaries to: incur additional indebtedness (including guarantees); incur liens; enter into sale and lease-back transactions; make investments, loans and advances; implement mergers, consolidations and sales of assets; make restricted payments or enter into restrictive agreements; enter into transactions with affiliates on non-arm's length terms; change the business conducted by RGHL and its subsidiaries; prepay, or make redemptions and repurchases of specified indebtedness; amend certain material agreements governing specified indebtedness; make certain amendments to the organizational documents of RGHL and its material subsidiaries; change RGHL's fiscal year; and conduct an active business in the case of RGHL and BP II.

The indentures governing the notes and the 2007 Notes and our Senior Secured Credit Facilities generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and our existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the credit agreement governing our Senior Secured Credit Facilities and our other outstanding indebtedness (including the notes and the 2007 Notes). We expect to remain in compliance with our covenants.

We also expect to incur further cash outlays of approximately $1 million by the end of 2012 to integrate Dopaco into the Pactiv Foodservice segment and $39 million by the end of 2013 to integrate Graham Packaging into the RGHL Group.

Our future operating performance and our ability to service or refinance the Senior Secured Credit Facilities, the notes and the 2007 Notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

Contractual Obligations
The following table summarizes our material obligations as of September 30, 2012:

	Payments, due by period, as of September 30, 2012
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,886	1,886	—	—	—
Debt and interest(1)	27,898	1,647	2,733	4,702	18,816
Operating leases	410	105	147	76	82
Unconditional capital expenditure obligations(2)	143	140	3	—	—
Total contractual obligations	30,337	3,778	2,883	4,778	18,898

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The interest rate on the floating rate debt balances has been assumed to be the same as the rate during the month of September 2012. Both the one month LIBOR and EURIBOR rates during the month of September 2012 were below the floor rates established in accordance with the respective agreements.

(2)
Unconditional capital expenditure obligations primarily relate to (1) the integration of Graham Packaging within the RGHL Group, (2) plant expansions at our SIG segment primarily in Brazil and China and (3) expansions of existing plants at our Graham Packaging segment primarily in North America.

Contingent Liabilities
Our contingent liabilities are primarily comprised of guarantees given to banks providing credit facilities to our joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Off-Balance Sheet Arrangements
Other than operating leases entered into in the normal course of business, we currently have no material off-balance sheet obligations.

Accounting Principles
Our interim unaudited condensed financial statements are prepared in accordance with IFRS and IFRIC Interpretations as issued by the IASB.

Critical Accounting Policies
For a summary of our critical accounting policies, refer to “Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Our critical accounting policies have not changed from those disclosed in our Annual Report.

Recently Issued Accounting Pronouncements
There have been no issued accounting pronouncements during the nine month period ended September 30, 2012 that significantly impact the RGHL Group.

As detailed in the RGHL Group's financial statements for the year ended December 31, 2011, revised IAS 19 "Employee Benefits" will be effective January 1, 2013. At that time, the RGHL Group will be required to cease using the corridor method of accounting for defined benefit pension plans and certain other post-employment benefit plans. With the assistance of external actuaries, the RGHL Group is in the process of quantifying the impact of this required change in accounting policy. The removal of the corridor method will require the recognition of $484 million of additional liabilities for the RGHL Group's pension plans on the statement of financial position as of December 31, 2011. Under the new accounting requirements, the earnings on plan assets are capped at long-term bond rates used in determining the discount rate. This is expected to reduce the RGHL Group's reported profit after tax. Efforts are ongoing to quantify this impact. As required by the RGHL Group's borrowing agreements, the measurements in the RGHL Group's financial covenants will continue to be performed using historical accounting policies.

Other than the item noted above, there have been no material changes to any previously issued accounting pronouncements or to the RGHL Group's evaluation of the related impact as disclosed in our Annual Report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk
We had significant debt commitments outstanding as of September 30, 2012. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in dollars and euro that are drawn under our Senior Secured Credit Facilities. As of September 30, 2012, these agreements included an interest rate floor of (i) 2% per annum on U.S. and European revolving loans and (ii) 1.0% per annum on U.S. and European term loans.

The underlying one month LIBOR and EURIBOR rates as of September 30, 2012, were 0.21% and 0.12%, respectively. Based on our outstanding debt commitments as of September 30, 2012, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 1% increase in interest rates would have a $5 million impact and a less than $1 million impact on the interest expense on the U.S. and European term loans, respectively, under our Senior Secured Credit Facilities. A 1% decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Senior Secured Credit Facilities.

Foreign Currency Exchange Rate Risk
As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in foreign currencies. The currencies in which these transactions primarily are denominated are the euro, Swiss franc, Thai baht, Chinese yuan renminbi, Brazilian real, British pound, Japanese yen, Mexican peso, Canadian dollar, Polish zloty and New Zealand dollar.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. Therefore, when commercially feasible, we borrow in the same currencies in which cash flows from operations are generated. Generally we do not use forward exchange contracts to hedge residual foreign currency exchange risk arising from customary receipts and payments denominated in foreign currencies. However, when considered appropriate we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. As of September 30, 2012, we had no significant forward foreign currency exchange contracts outstanding.

We generally do not hedge our exposure to translation gains or losses in respect of our non-dollar functional currency assets or liabilities.

Our primary exposure to foreign currency exchange risk is on the translation of net assets of entities within the RGHL Group which are denominated in functional currencies other than the dollar, which is the RGHL Group's reporting currency. The net asset impact of movements in exchange rates is therefore recognized primarily in other comprehensive income. Refer to note 29 of our Annual Report for further information on the RGHL Group's financial assets and liabilities with foreign currency exchange risk, the potential impact on future payments and receipts and the sensitivity to changes in the applicable foreign currency exchange rates.

As of September 30, 2012, we continue to have foreign currency exposure on the net assets of the entities comprising the RGHL Group similar to that disclosed as of December 31, 2011.

We are also exposed to foreign currency exchange risk that impacts the reported financial income or financial expenses of the RGHL Group as a result of the remeasurement, at each reporting date, of indebtedness that is denominated in currencies other than the functional currencies of the respective issuers or borrowers. As of September 30, 2012, we had dollar-denominated external borrowings of $3,272 million owed by entities whose functional currency was the euro, of which $1,950 million was issued on September 28, 2012 as part of the September 2012 Senior Secured Notes. As a result of the changes in the prevailing foreign currency exchange rates since December 31, 2011, we recognized a foreign currency exchange gain of $22 million in connection with such borrowings during the nine month period ended September 30, 2012. The continued change in foreign currency exchange rate between the dollar and the euro will result in us recognizing either foreign currency exchange gains or losses on the translation of this indebtedness in the future. A 1% increase in the rates, applied as of September 30, 2012, would have resulted in additional foreign currency gain of $33 million, while a 1% decrease would have resulted in a reduction of $33 million of the reported foreign currency gain.

In addition, we are also exposed to foreign currency risk on certain intercompany borrowings between certain of our entities with different functional currencies. Such exposures in aggregate are neither significant nor material.

Commodity Risk
We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, raw cartonboard, aluminum and steel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum and natural gas.

We enter into resin futures and swaps, aluminum swaps, natural gas swaps, ethylene swaps, benzene swaps and diesel swaps to hedge our exposure to price fluctuations. We believe these contracts manage our price risk by reference to the difference between the fixed contract price and the market price. The following table provides the details of our outstanding derivative contracts as of September 30, 2012.

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	metric tonne	39,000	€1,420 - €1,587	Oct 2012 - Jan 2014
Resin swaps	kiloliter	1,200	JPY51,800 - JPY51,850	Oct 2012 - Nov 2012
Resin swaps	pound	60,105,000	$0.57 - $0.98	Oct 2012 - Mar 2013
Aluminum futures	metric tonne	6,840	$1,973 - $1,998	Dec 2012 - Nov 2013
Aluminum swaps	metric tonne	1,170	$2,088 - $2,265	Oct 2012 - Dec 2014
Natural gas swaps	million BTU	1,289,326	$2.55 - $4.23	Oct 2012 - Sep 2013
Ethylene swaps	pound	10,988,700	$0.50 - $0.60	Oct 2012 - Apr 2013
Benzene swaps	U.S. liquid gallon	204,064,392	$3.60 - $4.03	Oct 2012 - Apr 2013
Diesel swaps	U.S. liquid gallon	9,030,000	$3.55 - $3.66	Oct 2012 - Dec 2012

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of September 30, 2012, the estimated fair values of the outstanding commodity derivative contracts were a net asset of $2 million. During the nine month period ended September 30, 2012, we recognized a $17 million unrealized gain in other income in the profit and loss component of the statement of comprehensive income related to the outstanding commodity derivatives.

ITEM 4. CONTROLS AND PROCEDURES.
Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures, and we and such officers have concluded that such controls and procedures were adequate and effective as of September 30, 2012.

PART II - OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS.
We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report and our Quarterly Report for the period ended June 30, 2012, as furnished on Form 6-K.

ITEM 1A. RISK FACTORS.
Except as noted below, there have been no material changes in the risk factors disclosed in our Annual Report.

We could incur significant costs in complying with environmental, health and safety laws or permits or as a result of satisfying any liability or obligation imposed under such laws or permits.

Our operations are subject to various federal, state, local and foreign environmental, health and safety laws and regulations. Among other things, these laws regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of our employees and the end-users of our products, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances. Violations of these laws and regulations or non-compliance with any conditions contained in any environmental permit can result in substantial fines or penalties, injunctive relief, requirements to install pollution or other controls or equipment, civil and criminal sanctions, permit revocations and/or facility shutdowns. We could be held liable for the costs to address contamination of any real property we have ever owned, operated or used as a disposal site. We also could incur fines, penalties, sanctions or be subject to third-party claims for property damage, personal injury or nuisance or otherwise as a result of violations of or liabilities under environmental laws or in connection with releases of hazardous or other materials. In addition, changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination, or the imposition of other environmental liabilities or obligations in the future, including additional investigation or other obligations with respect to any potential health hazards of our products or business activities or the imposition of new permit requirements, may lead to additional compliance or other costs that could have a material adverse effect on our business, financial condition or results of operations.

Moreover, as environmental issues, such as climate change, have become more prevalent, federal, state and local governments, as well as foreign governments, have responded, and are expected to continue to respond, to these issues with increased legislation and regulation, which could negatively affect us. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the United States Environmental Protection Agency, or “EPA,” is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These and other foreign, federal and state climate change initiatives may cause us to incur additional direct costs in complying with new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from our suppliers, customers or both incurring additional compliance costs that could get passed through to us or impact product demand. Additionally, the EPA is continuing the development of other new standards and programs that may be applicable to our operations. For example, the EPA has issued but is currently reconsidering regulations under the Clean Air Act governing emissions from industrial boilers. These or other rules promulgated in the future could result in additional material costs to us.

In addition, a number of governmental authorities, both in the United States and abroad, have considered, and are expected to consider, legislation aimed at reducing the amount of plastic wastes disposed. Programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and requiring retailers or manufacturers to take back packaging used for their products. Legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers or otherwise impact our business. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. Future legislation and initiatives could adversely affect us in a manner that would be material to our results of operations.

In early September 2012, we learned that emissions of Volatile Organic Compounds (“VOCs”) from foil rolling operations at the Reynolds Consumer Products segment's Louisville, Kentucky facility may have been close to the annual limit imposed under the facility's air emissions permit. We voluntarily reported the emissions level to the Louisville Metro Air Pollution Control District (the “LMAPCD”) and, to avoid exceeding the annual limit under the facility's air emissions permit, ceased foil rolling operations at our Louisville facility on September 6, 2012 (other operations at the facility continued). We reached an agreement with the LMAPCD with regard to recommencing and continuing foil rolling operations, and on September 19, 2012, we recommenced all operations. The agreement will require incremental capital costs for the facility and other expenses that could reduce our operating margins and could involve penalties, similar costs or enforcement action imposed by the LMAPCD or other regulatory authorities, but we do not expect that their impact on our business, financial condition or results of operations will be material.

Loss of any of our key manufacturing facilities could have an adverse effect on our financial condition or results of operations.

While we manufacture most of our products in a large number of diversified facilities, and maintain insurance covering these facilities, a loss of the use of all or a portion of any of our key manufacturing facilities due to an accident, labor issues, weather conditions, natural disaster or otherwise, may have a material adverse effect on our financial condition or results of operations. In addition, certain of our products are produced at only one location or at a small number of facilities, increasing the risks associated with a loss of use of such facilities. For example, after the consolidation of Reynolds Consumer Products' Richmond and Louisville manufacturing facilities in late 2009, we can only perform the foil rolling phase of our foil manufacturing process in our Louisville plant and the melting and casting phase in our Hot Springs facility. Loss or disruption of either of these two facilities would significantly interrupt our production process and adversely affect our business and results of operations. We recently ceased foil rolling operations at our Louisville plant for 13 days in order to avoid exceeding the annual limit under the plant's air emissions permit. This is the only facility at which we currently produce our foil products. Because we were able to recommence operations within a relatively short period, the impact of this event on our business was not material. However, an event that triggered a larger disruption of production at that facility could have a material adverse effect on our financial condition or results of operations. Additionally, we experienced a flood at our Louisville plant in 2009, which required us to suspend production at that facility for a short period of time. Similarly, we were affected by earthquakes in Chile in 2010 and Japan in 2011, which caused one of Closures' facilities to suspend its operations for approximately two months.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.
Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.
Not applicable.

ITEM 5. OTHER INFORMATION.
Not applicable.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.     I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

(b)    Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
Date: November 13, 2012

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.     I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

(b)    Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
Date: November 13, 2012

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

(a)    The quarterly report of the Company for the period ended September 30, 2012 fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(b)    The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
November 13, 2012

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

(a)    The quarterly report of the Company for the period ended September 30, 2012 fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(b)    The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 13, 2012

Reynolds Group Holdings Limited

Interim unaudited condensed financial statements
for the three and nine month periods ended
September 30, 2012 and September 30, 2011

Reynolds Group Holdings Limited

Contents

Index to the Financial Statements

Reynolds Group Holdings Limited interim unaudited condensed financial statements for the three and nine month periods ended September 30, 2012 and 2011

Interim unaudited condensed statements of comprehensive income	F-2

Interim unaudited condensed statements of financial position	F-3

Interim unaudited condensed statements of changes in equity	F-4

Interim unaudited condensed statements of cash flows	F-5

Notes to the interim unaudited condensed financial statements	F-8

Beverage Packaging Holdings Group interim unaudited combined condensed financial statements for the three and nine month periods ended September 30, 2012 and 2011

Interim unaudited combined condensed statements of comprehensive income	G-1

Interim unaudited combined condensed statements of financial position	G-2

Interim unaudited combined condensed statements of changes in equity	G-3

Interim unaudited combined condensed statements of cash flows	G-4

Notes to the interim unaudited combined condensed financial statements	G-7

Reynolds Group Holdings Limited
Interim unaudited condensed statements of comprehensive income

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2012	2011*	2012	2011*
Revenue		3,454	3,069	10,357	8,279
Cost of sales		(2,804)	(2,553)	(8,429)	(6,830)
Gross profit		650	516	1,928	1,449
Other income	7	42	24	128	68
Selling, marketing and distribution expenses		(87)	(98)	(264)	(266)
General and administration expenses		(187)	(143)	(633)	(438)
Other expenses	8	(29)	(78)	(147)	(224)
Share of profit of associates and joint ventures, net of income tax		7	6	19	14
Profit from operating activities		396	227	1,031	603
Financial income	9	59	6	60	32
Financial expenses	9	(636)	(522)	(1,304)	(1,086)
Net financial expenses		(577)	(516)	(1,244)	(1,054)
Loss before income tax		(181)	(289)	(213)	(451)
Income tax benefit	10	85	6	125	64
Profit (loss) for the period		(96)	(283)	(88)	(387)
Other comprehensive income (loss) for the period, net of income tax
Exchange differences on translating foreign operations		14	25	62	(90)
Total other comprehensive income (loss) for the period, net of income tax		14	25	62	(90)
Total comprehensive income (loss) for the period		(82)	(258)	(26)	(477)
Profit (loss) attributable to:
Equity holder of the Group		(95)	(283)	(88)	(388)
Non-controlling interests		(1)	—	—	1
		(96)	(283)	(88)	(387)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		(81)	(258)	(26)	(478)
Non-controlling interests		(1)	—	—	1
		(82)	(258)	(26)	(477)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three and nine month periods ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

The interim unaudited condensed statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed statements of financial position

(In $ million)	Note	As of September 30, 2012	As of December 31, 2011*
Assets
Cash and cash equivalents		1,807	597
Trade and other receivables		1,579	1,509
Inventories	11	1,736	1,764
Current tax assets		41	39
Assets held for sale		20	70
Derivatives		7	1
Other assets		84	65
Total current assets		5,274	4,045
Non-current receivables		356	326
Investments in associates and joint ventures		133	119
Deferred tax assets		26	29
Property, plant and equipment	12	4,368	4,546
Investment properties		32	29
Intangible assets	13	12,311	12,545
Derivatives		191	122
Other assets		184	150
Total non-current assets		17,601	17,866
Total assets		22,875	21,911
Liabilities
Bank overdrafts		3	3
Trade and other payables		1,886	1,760
Liabilities directly associated with assets held for sale		—	20
Borrowings	14	393	521
Current tax liabilities		122	165
Derivatives		5	16
Employee benefits		246	228
Provisions	15	92	98
Total current liabilities		2,747	2,811
Non-current payables		44	38
Borrowings	14	17,922	16,625
Deferred tax liabilities		1,340	1,548
Employee benefits		902	936
Provisions	15	131	134
Total non-current liabilities		20,339	19,281
Total liabilities		23,086	22,092
Net liabilities		(211)	(181)
Equity
Share capital		1,695	1,695
Reserves		(1,155)	(1,217)
Accumulated losses		(771)	(681)
Equity attributable to equity holder of the Group		(231)	(203)
Non-controlling interests		20	22
Total equity (deficit)		(211)	(181)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

The interim unaudited condensed statements of financial position should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves	Accumulated losses	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2011)	1,695	369	(1,561)	(262)	241	23	264
Total comprehensive income (loss) for the period:
Profit (loss) after tax*	—	—	—	(388)	(388)	1	(387)
Foreign currency exchange translation reserve	—	(90)	—	—	(90)	—	(90)
Total comprehensive income (loss) for the period*	—	(90)	—	(388)	(478)	1	(477)
Balance as of September 30, 2011*	1,695	279	(1,561)	(650)	(237)	24	(213)
Balance at the beginning of the period (January 1, 2012)*	1,695	344	(1,561)	(681)	(203)	22	(181)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	(88)	(88)	—	(88)
Foreign currency exchange translation reserve	—	62	—	—	62	—	62
Total comprehensive income (loss) for the period	—	62	—	(88)	(26)	—	(26)
Purchase of non-controlling interest	—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of September 30, 2012	1,695	406	(1,561)	(771)	(231)	20	(211)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 and as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

The interim unaudited condensed statements of changes in equity should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed statements of cash flows

	For the nine month period ended September 30,
(In $ million)	2012	2011
Cash flows from operating activities
Cash received from customers	10,321	8,021
Cash paid to suppliers and employees	(8,512)	(7,161)
Interest paid	(1,083)	(558)
Income taxes (paid) refunded, net	(119)	(55)
Premium on extinguishment of loans and borrowings	(66)	—
Change of control and other acquisition costs	—	(84)
Payment to related party for use of tax losses	(10)	—
Net cash from operating activities	531	163
Cash flows used in investing activities
Acquisition of property, plant and equipment and investment properties	(427)	(337)
Proceeds from sale of property, plant and equipment, investment properties and other assets	30	17
Acquisition of intangible assets	(14)	(10)
Acquisition of businesses, net of cash acquired	(32)	(2,048)
Disposal of business, net of cash disposed	94	—
Pre-acquisition advance to Graham Packaging	—	(20)
Interest received	4	4
Dividends received from joint ventures	6	6
Net cash used in investing activities	(339)	(2,388)
Cash flows from financing activities
Drawdown of loans and borrowings:
September 2012 Credit Agreement	2,623	—
September 2012 Senior Secured Notes	3,250	—
August 2011 Credit Agreement	—	4,666
February 2012 Senior Notes	1,250	—
August 2011 Notes	—	2,482
February 2011 Notes	—	2,000
2009 Credit Agreement	—	10
Other borrowings	26	6
Repayment of loans and borrowings:
2011 Credit Agreement	(4,573)	(12)
2009 Credit Agreement	—	(4,168)
2009 Notes	(768)	—
Graham Packaging Notes	(388)	(1,935)
Pactiv 2012 Notes	(249)	—
Other borrowings	(48)	(3)
Payment of liabilities arising from the Graham Packaging acquisition(1)	—	(252)
Payment of transaction costs	(98)	(209)
Payment of finance lease liabilities	(2)	—
Related party borrowings	(23)	25
Dividends paid to related parties and non-controlling interests	(2)	(2)
Net cash from financing activities	998	2,608
Net increase (decrease) in cash and cash equivalents	1,190	383
Cash and cash equivalents at the beginning of the period	594	652
Effect of exchange rate fluctuations on cash held	20	2
Cash and cash equivalents at the end of the period	1,804	1,037
Cash and cash equivalents comprise
Cash and cash equivalents	1,807	1,046
Bank overdrafts	(3)	(9)
Cash and cash equivalents at the end of the period	1,804	1,037

(1)	Includes amounts paid under a pre-acquisition income tax receivable agreement with certain pre-IPO shareholders that required payment as a result of the acquisition.

The interim unaudited condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed statements of cash flows

Reconciliation of the profit (loss) for the period with the net cash from operating activities

	For the nine month period ended September 30,
(In $ million)	2012	2011*
Profit (loss) for the period	(88)	(387)
Adjustments for:
Depreciation of property, plant and equipment	584	432
Depreciation of investment properties	—	1
Amortization of intangible assets	272	221
Asset impairment charges	33	10
Net foreign currency exchange loss	6	11
Change in fair value of derivatives	(19)	25
(Gain) loss on sale of property, plant and equipment and non-current assets	—	—
Gain on sale of businesses	(66)	(5)
Net financial expenses	1,244	1,054
Share of profit of equity accounted investees	(19)	(14)
Income tax benefit	(125)	(64)
Interest paid	(1,083)	(558)
Income taxes (paid) refunded, net	(119)	(55)
Premium on extinguishment of loans and borrowings	(66)	—
Change in trade and other receivables	(67)	(100)
Change in inventories	33	(327)
Change in trade and other payables	54	79
Change in provisions and employee benefits	(27)	(132)
Change in other assets and liabilities	(16)	(28)
Net cash from operating activities	531	163

Significant non-cash financing and investing activities

During the three and nine month periods ended September 30, 2012, related party interest income of $5 million and $13 million, respectively, (three and nine month periods ended September 30, 2011: $4 million and $12 million, respectively) was capitalized as part of the non-current related party receivable balance included in other non-current receivables. Refer to note 17.

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Purchasing acquisition. Refer to note 2.5.

The interim unaudited condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed statements of cash flows

Acquisitions and disposals of businesses

	For the nine month period ended September 30,
	2012		2011
(In $ million)	Acquisitions	Disposals	Acquisitions*	Disposals
Inflow (outflow) of cash:
Cash receipts (payments)	(32)	80	(2,195)	—
Net cash (bank overdraft) acquired (disposed of)	—	—	144	—
Cash received from the repayment of notes receivable for a previously disposed business	—	14	—	—
	(32)	94	(2,051)	—
Cash and cash equivalents, net of bank overdrafts	—	—	(144)	—
Consideration subsequently received due to post-closing adjustments	—	—	3	—
Discharge of notes receivable relating to a previously disposed business	—	(14)	—	—
Net assets (acquired) disposed of	(32)	80	(2,192)	—
Details of net assets (acquired) disposed of:
Cash and cash equivalents	—	—	(149)	—
Trade and other receivables	—	11	(361)	—
Assets held for sale	—	—	(10)	—
Derivative assets	—	—	(9)	—
Current tax assets	—	—	(4)	—
Inventories	—	15	(350)	—
Deferred tax assets	—	—	(6)	—
Property, plant and equipment	—	—	(1,526)	—
Intangible assets (excluding goodwill)	—	—	(2,463)	—
Goodwill	—	—	(1,754)	—
Other current and non-current assets **	(30)	7	(36)	—
Investment in associates and joint venture	—	—	(1)	—
Bank overdrafts	—	—	5	—
Trade and other payables	—	(13)	720	—
Current tax liabilities	—	—	39	—
Borrowings	—	—	2,851	—
Deferred tax liabilities	—	—	629	—
Provisions and employee benefits	—	(6)	233	—
Net assets (acquired) disposed of	(30)	14	(2,192)	—
Gain on acquisition	—	66	—	—
Non-controlling interests	(2)	—	—	—
	(32)	80	(2,192)	—

Refer to note 18 for further details of acquisitions.

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

**
During September 2012, the Group acquired certain businesses for an aggregate purchase price of $30 million, subject to working capital adjustments. The consideration was paid in cash. Due to the relative size and the proximity of the acquisition dates to September 30, 2012, the purchase price has not yet been allocated and was accounted for against other non-current assets in the Group's consolidated financial statements.

The interim unaudited condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

1.Reporting entity
Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.
The interim unaudited condensed financial statements of the Company as of September 30, 2012 and for the three and nine month periods ended September 30, 2012 and September 30, 2011 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group."
The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.
The address of the registered office of the Company is c/o: Bell Gully, Level 22, Vero Centre, 48 Shortland Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance
The interim unaudited condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The disclosures required in these interim unaudited condensed financial statements are less extensive than the disclosure requirements for annual financial statements. The December 31, 2011 statement of financial position as presented in the interim unaudited condensed financial statements was derived from the Group's audited financial statements for the year ended December 31, 2011, but does not include the disclosures required by IFRS as issued by the IASB.
The interim unaudited condensed financial statements comprise the statements of comprehensive income, financial position, changes in equity and cash flows as well as the relevant notes to the interim unaudited condensed financial statements.
The interim unaudited condensed financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2011.
The interim unaudited condensed financial statements were approved by the Board of Directors (the “Directors”) on November 13, 2012 in Chicago, Illinois (November 14, 2012 in Auckland, New Zealand).
2.2    Going concern
The interim unaudited condensed financial statements have been prepared using the going concern assumption.
2.3    Basis of measurement
The interim unaudited condensed financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan net liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

2.4    Presentation currency
These interim unaudited condensed financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.
2.5    Comparative information

The valuation of the assets acquired and liabilities assumed from the acquisition of Graham Packaging was finalized in conjunction with the approval of these financial statements. This resulted in changes to the preliminary values of certain assets and liabilities recognized at the date of the acquisition on September 8, 2011. The change in values of certain assets resulted in changes to depreciation and amortization expense recognized in the period since acquisition. Refer to note 18.1 for additional details related to the acquisition of Graham Packaging. In accordance with the accounting policy as described in note 3.1(a) of the financial statements of the Group for the year ended December 31, 2011, all adjustments on finalization of the purchase accounting have been recognized retrospectively to the acquisition date. The following table reflects certain elements of the Group's previously published statement of financial position and the revised amounts as a result of this retrospective purchase accounting adjustment:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(in $ million)	As previously reported	Adjustment	As revised
As of December 31, 2011
Current assets	4,054	(9)	4,045
Non-current assets	17,834	32	17,866
Total assets	21,888	23	21,911
Current liabilities	2,807	4	2,811
Non-current liabilities	19,258	23	19,281
Total liabilities	22,065	27	22,092
Net liabilities	(177)	(4)	(181)

As part of finalizing the purchase price allocation, goodwill of $140 million representing expected procurement synergies from integrating the Graham Packaging business into the Group was allocated to other business segments which are expected to benefit from the synergies (refer to note 18).

The finalization of the purchase accounting had an impact on certain previously published financial statements. For 2012, profit after tax decreased by $1 million for the three month period ended March 31 and increased by $1 million for the three month period ended June 30. For 2011, profit after tax decreased by $4 million for the three and nine month periods ended September 30. The changes in profit after tax are primarily due to changes in depreciation and amortization expense and the related tax impacts. The finalization of this purchase accounting had no effect on total other comprehensive income (loss), net of income tax, for the three and nine month periods ended September 30, 2011. The finalization of this purchase accounting had no effect on the Group's statement of cash flows, EBITDA or Adjusted EBITDA for any period.

In connection with the integration of the acquired Pactiv operations into the Reynolds Consumer Products and Pactiv Foodservice segments, the Group has completed a number of internal reorganizations which now enable these segments to report inventory transfers as inter-segment revenue and cost of sales. As a result, the Group revised its policy for recording inventory transfers from the Pactiv Foodservice segment to the Reynolds Consumer Products segment to present the transfers as inter-segment revenue effective in the first quarter of 2012. Prior to this, inter-segment inventory transfers had been recorded within the combined businesses' shared balance sheet and not as inter-segment revenue. To conform to the current period presentation, information with respect to business segment reporting as presented for the three and nine month periods ended September 30, 2011 has been revised for the Pactiv Foodservice segment. As a result of this revision, inter-segment revenue of the Pactiv Foodservice segment increased by $120 million and $380 million for the three and nine month periods ended September 30, 2011, respectively, with corresponding increases in the corporate inter-segment revenue elimination. The revision had no impact on segment gross profit, profit from operating activities, EBITDA, Adjusted EBITDA and net loss for the three and nine month periods ended September 30, 2011, and no impact on the interim unaudited condensed statement of cash flows for the nine month period ended September 30, 2011.
During the three month period ended June 30, 2012, the Group made an adjustment to correct for the overstatement of a deferred tax liability. The liability should have been offset against existing unrecognized deferred tax assets within the same jurisdiction from the date certain Luxembourg entities elected to file a consolidated return in the fourth quarter of 2010. The adjustment increased income tax benefit and net profit by $3 million for the nine month period ended September 30, 2012. The adjustment had no impact on EBITDA and Adjusted EBITDA for the three and nine month periods ended September 30, 2012 and had no impact on the statement of cash flows for the nine month period ended September 30, 2012. The adjustment did not have a material impact on any current or previously reported financial statements.
During the three month period ended June 30, 2012, the SIG segment made two cumulative adjustments to correct for the accounting for costs incurred during the construction of aseptic filler machines. In the period since May 2007, certain period costs were inappropriately capitalized rather than expensed as incurred. In addition, $27 million of cumulative expenses incorrectly recognized in cost of sales have been reclassified into general and administration. The adjustments reduced the SIG segment's and the Group's net income and EBITDA by $4 million and $10 million, respectively, for the nine month period ended September 30, 2012. There was no impact on Adjusted EBITDA. The adjustments reduced non-current assets and net deferred tax liabilities by $7 million and $2 million, respectively, as of September 30, 2012 and had no impact on the statement of cash flows for the nine month period ended September 30, 2012. The adjustments did not have a material impact on any current or previously reported financial statements.
During the three month period ended September 30, 2011, the Group made an adjustment to correct an understatement of the pension plan asset for one of the SIG segment's defined benefit pension plans. The understated pension plan existed from the date of acquisition of the SIG segment in May 2007. This adjustment reduced net income in the Corporate/Unallocated segment by $6 million in the three and nine month periods ended September 30, 2011, and reduced goodwill by $53 million, increased other non-current assets by $56 million and increased deferred income tax liabilities by $9 million as of September 30, 2011. This adjustment had no effect on the statement of cash flows and no effect on the Group's Adjusted EBITDA for the three and nine month periods ended September 30, 2011, nor any previously reported period. Further, the plan asset understatement did not have a material impact on any current or previously reported financial statements.
2.6    Accounting policies and recently issued accounting pronouncements
The accounting policies applied by the Group in the interim unaudited condensed financial statements are consistent with those applied by the Group in its annual financial statements for the year ended December 31, 2011.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

Recently Issued Accounting Pronouncements
There have been no issued accounting pronouncements during the nine month period ended September 30, 2012 that significantly impact the Group.
As detailed in the Group's financial statements for the year ended December 31, 2011, revised IAS 19 "Employee Benefits" will be effective January 1, 2013. At that time, the Group will be required to cease using the corridor method of accounting for defined benefit pension plans and certain other post-employment benefit plans. With the assistance of external actuaries, the Group is in the process of quantifying the impact of this required change in accounting policy. The removal of the corridor method will require the recognition of $484 million of additional liabilities for the Group's pension plans on the statement of financial position as of December 31, 2011. Under the new accounting requirements, the earnings on plan assets are capped at long-term bond rates used in determining the discount rate. This is expected to reduce the Group's reported profit after tax. Efforts are ongoing to quantify this impact. As required by the Group's borrowing agreements, the measurements in the Group's financial covenants will continue to be performed using historical accounting policies.
Other than the item noted above, there have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual financial statements for the year ended December 31, 2011.

3.    Use of estimates and judgments
In the preparation of the interim unaudited condensed financial statements, the Directors and management have made certain estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.
The key assumptions concerning the future and other key sources of uncertainty in respect of estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:
3.1    Impairment of assets

(a)	Goodwill and indefinite life intangible assets
Goodwill and indefinite life intangibles are tested for impairment on an annual basis or when there is an indication of impairment. Determining whether goodwill and indefinite life intangible assets are impaired requires estimation of the recoverable values of the cash generating units (“CGU”) to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell or on value in use (as appropriate for the CGU being reviewed). Significant judgment is involved in estimating the fair value of a CGU. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.
The determination of the existence of an indicator of impairment requires significant judgment. When completing this evaluation, the Group considers a range of factors that influence the future maintainable earnings of the CGU. External factors considered include items such as changes in the technological, market, economic or legal environment in which the CGU operates. Internal factors include items such as operating efficiencies and cost structure that impact net cash flows or operating profit.
Upon finalization of purchase accounting and final allocation of goodwill to the Graham Packaging segment, the Group performed an initial impairment analysis with respect to the carrying value of goodwill for the Graham Packaging segment.  As a result of this initial test, which was completed within one year of the anniversary of the acquisition, no impairment charge was identified.

(b)	Other assets
Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group’s intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.
3.2    Income taxes

The Group is subject to income taxes in multiple jurisdictions which require significant judgment to be exercised in determining the Group’s provision for income taxes. There are a number of transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Current tax liabilities and assets are recognized at the amount expected to be paid to or recovered from the taxation authorities. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

3.3    Finalization of provisional acquisition accounting

Following a business combination, the Group has a period of not more than 12 months from the date of acquisition to finalize the acquisition date fair values of acquired assets and liabilities, including the valuations of identifiable intangible assets and property, plant and equipment.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

The determination of fair value of acquired identifiable intangible assets and property, plant and equipment involves a variety of assumptions, including estimates associated with useful lives. In accordance with the accounting policy described in note 3.1(a) of the annual financial statements of the Group for the year ended December 31, 2011, any adjustments on finalization of the preliminary purchase accounting are recognized retrospectively to the date of acquisition.

4.    Seasonality and Working Capital Fluctuations

Our business is impacted by seasonal fluctuations.

SIG
SIG's operations are moderately seasonal. SIG's customers are principally engaged in providing products such as beverages and food that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.
Evergreen
Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.
Closures
Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales in the second and third quarters in the Northern Hemisphere, which represented 83% of Closures' total revenue in 2011, and in the fourth and first quarters in the Southern Hemisphere, which represented 17% of Closures' total revenue in 2011.
Reynolds Consumer Products
Reynolds Consumer Products' operations are moderately seasonal based on the different product lines. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday season. Sales of waste and storage products are typically higher in the second half of the year.
Pactiv Foodservice
Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest, and the holiday season lead to increased consumption. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.
Graham Packaging
Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically the business begins to build inventory in the first and early second quarters to prepare for the summer demand.

5.    Financial risk management

5.1     Financial risk factors

Exposure to market risk (including currency risk, interest rate risk and commodity prices), credit risk and liquidity risk arises in the normal course of the Group’s business. During the nine month period ended September 30, 2012, the Group continued to apply the risk management objectives and policies which were disclosed in the annual financial statements of the Group for the year ended December 31, 2011.

The interim unaudited condensed financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2011.

5.2     Liquidity risk

As described in note 14, during the nine month period ended September 30, 2012, the Group issued the February 2012 Senior Notes, the September 2012 Senior Secured Notes, and refinanced the August 2011 Credit Agreement. As a result of the notes issuance and other changes in borrowings, the Group’s contractual cash flows related to total borrowings as of September 30, 2012 are as follows:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(In $ million)	Total debt and interest	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2012*	27,898	1,647	2,733	4,702	18,816

As of December 31, 2011*	26,617	1,879	3,453	5,841	15,444

*	The interest rates on the floating rate debt balances have been assumed to be the same as the rates as of September 30, 2012 and December 31, 2011, respectively.

Trade and other payables that are due for payment in less than one year were $1,886 million and $1,760 million as of September 30, 2012 and December 31, 2011, respectively.

Refer to note 21 for additional changes in the contractual cash flows of the Group's other financial liabilities.

5.3    Fair value measurements recognized in the statements of comprehensive income

The following table sets out an analysis of the Group’s financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of September 30, 2012
Financial assets and liabilities at fair value through profit or loss
Derivative financial assets (liabilities)
Commodity derivatives, net	—	2	—	2
Embedded derivatives	—	191	—	191
Total	—	193	—	193
As of December 31, 2011
Financial assets and liabilities at fair value through profit or loss
Derivative financial assets (liabilities)
Commodity derivatives, net	—	(15)	—	(15)
Embedded derivatives	—	122	—	122
Total	—	107	—	107
There were no transfers between any levels during the nine month period ended September 30, 2012. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these assets.

6.	Segment reporting
The Group’s reportable business segments are as follows:

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags, and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging,

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012 microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers.

•
Graham Packaging — Graham Packaging manufactures value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging was acquired on September 8, 2011 (refer to note 18).

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.
The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses and income tax benefit and expense.
The performance of the operating segments is assessed by the Chief Operating Decision Maker based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.
Inter-segment pricing is determined with reference to prevailing market prices on an arm’s-length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales to Pactiv Foodservice which are sold at cost.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

Business segment reporting

	For the three month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Total external revenue	519	395	320	615	859	746	—	3,454
Total inter-segment revenue	—	23	3	36	112	—	(174)	—
Total segment revenue	519	418	323	651	971	746	(174)	3,454
Gross profit	131	59	65	175	150	67	3	650
Expenses and other income	(31)	(16)	(31)	(48)	(79)	(57)	1	(261)
Share of profit of associates and joint ventures	7	—	—	—	—	—	—	7
Earnings before interest and tax (“EBIT”)	107	43	34	127	71	10	4	396
Financial income								59
Financial expenses								(636)
Loss before income tax								(181)
Income tax benefit								85
Loss after income tax								(96)

Earnings before interest and tax (“EBIT”)	107	43	34	127	71	10	4	396
Depreciation and amortization	51	14	18	33	75	97	—	288
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	158	57	52	160	146	107	4	684

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the three month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	158	57	52	160	146	107	4	684
Included in EBITDA:
Asset impairment charges	—	—	—	—	6	3	—	9
Business acquisition and integration costs	—	—	—	—	2	5	—	7
Business interruption costs (recoveries)	—	—	1	—	—	—	—	1
Equity method profit not distributed in cash	(5)	—	—	—	—	—	—	(5)
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	1	—	—	1
Non-cash pension income	—	—	—	—	—	—	(12)	(12)
Operational process engineering-related consultancy costs	—	—	—	1	3	—	5	9
Restructuring costs (recoveries)	—	1	—	—	2	1	(1)	3
SEC registration costs	—	—	—	—	—	—	1	1
Unrealized gain on derivatives	(8)	(1)	—	(15)	(1)	—	—	(25)
VAT and customs duties on historical imports	(1)	—	—	—	—	—	—	(1)
Other	—	—	1	—	(3)	—	—	(2)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	144	57	54	146	156	116	(3)	670

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the nine month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Total external revenue	1,506	1,175	956	1,816	2,547	2,357	—	10,357
Total inter-segment revenue	—	61	10	77	358	—	(506)	—
Total segment revenue	1,506	1,236	966	1,893	2,905	2,357	(506)	10,357
Gross profit	380	172	182	502	463	228	1	1,928
Expenses and other income	(198)	(45)	(93)	(178)	(194)	(197)	(11)	(916)
Share of profit of associates and joint ventures	18	1	—	—	—	—	—	19
Earnings before interest and tax (“EBIT”)	200	128	89	324	269	31	(10)	1,031
Financial income								60
Financial expenses								(1,304)
Loss before income tax								(213)
Income tax benefit								125
Loss after income tax								(88)

Earnings before interest and tax (“EBIT”)	200	128	89	324	269	31	(10)	1,031
Depreciation and amortization	162	42	54	97	213	288	—	856
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	362	170	143	421	482	319	(10)	1,887

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the nine month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	362	170	143	421	482	319	(10)	1,887
Included in EBITDA:
Asset impairment charges	—	—	—	—	11	15	—	26
Business acquisition and integration costs	—	—	—	2	18	14	3	37
Business interruption costs (recoveries)	—	—	1	—	—	—	—	1
Equity method profit not distributed in cash	(12)	—	—	—	—	—	—	(12)
Fixed asset write-down	10	—	—	—	—	—	—	10
Gain on sale of businesses	—	—	—	—	(66)	—	—	(66)
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	11	—	—	11
Non-cash inventory charge	—	—	—	3	6	—	—	9
Non-cash pension income	—	—	—	—	—	—	(37)	(37)
Operational process engineering-related consultancy costs	1	—	—	1	11	—	5	18
Restructuring costs (recoveries)	19	1	1	—	3	25	(1)	48
SEC registration costs	—	—	—	—	—	—	7	7
Unrealized (gain) loss on derivatives	(2)	(3)	1	(11)	(2)	—	—	(17)
VAT and customs duties on historical imports	(1)	—	—	—	—	—	—	(1)
Other	(1)	—	1	—	(5)	—	—	(5)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	376	168	147	416	469	373	(33)	1,916
Segment assets as of September 30, 2012	3,219	2,334	1,886	5,094	6,194	5,669	(1,521)	22,875

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the three month period ended September 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Total external revenue	512	405	352	613	931	256	—	3,069
Total inter-segment revenue	—	13	3	13	130	—	(159)	—
Total segment revenue	512	418	355	626	1,061	256	(159)	3,069
Gross profit	99	66	59	144	152	(1)	(3)	516
Expenses and other income	(61)	(14)	(27)	(78)	(103)	(29)	17	(295)
Share of profit of associates and joint ventures	5	1	—	—	—	—	—	6
Earnings before interest and tax (“EBIT”)	43	53	32	66	49	(30)	14	227
Financial income								6
Financial expenses								(522)
Loss before income tax								(289)
Income tax benefit								6
Loss after income tax								(283)

Earnings before interest and tax (“EBIT”)	43	53	32	66	49	(30)	14	227
Depreciation and amortization	67	15	20	39	75	32	—	248
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	110	68	52	105	124	2	14	475

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

†	The inter-segment revenue for the three month period ended September 30, 2011 has been revised to conform to the presentation of the three month period ended September 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the three month period ended September 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	110	68	52	105	124	2	14	475
Included in EBITDA:
Asset impairment charges	—	—	—	—	4	—	—	4
Business acquisition and integration costs	—	—	—	3	15	1	2	21
Business interruption costs	2	—	—	—	—	—	—	2
Change of control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(3)	(1)	—	—	—	—	—	(4)
Gain on modification of plan benefits	—	—	—	—	—	—	(18)	(18)
Impact of purchase price accounting on inventories	—	—	—	—	—	26	—	26
Non-cash pension income	—	—	—	1	1	—	(6)	(4)
Operational process engineering-related consultancy costs	—	—	—	10	3	—	—	13
Restructuring costs	—	—	2	2	7	—	1	12
SEC registration costs	—	—	—	—	—	—	1	1
Unrealized loss on derivatives	—	1	2	12	2	—	—	17
VAT and customs duties on historical imports	6	—	—	—	—	—	—	6
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	115	68	56	133	156	41	(6)	563

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

†	The inter-segment revenue for the three month period ended September 30, 2011 has been revised to conform to the presentation of the three month period ended September 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the nine month period ended September 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Total external revenue	1,498	1,168	1,017	1,808	2,532	256	—	8,279
Total inter-segment revenue	—	29	9	43	407	—	(488)	—
Total segment revenue	1,498	1,197	1,026	1,851	2,939	256	(488)	8,279
Gross profit	309	161	161	427	395	(1)	(3)	1,449
Expenses and other income	(185)	(43)	(69)	(214)	(307)	(29)	(13)	(860)
Share of profit of associates and joint ventures	13	1	—	—	—	—	—	14
Earnings before interest and tax (“EBIT”)	137	119	92	213	88	(30)	(16)	603
Financial income								32
Financial expenses								(1,086)
Loss before income tax								(451)
Income tax benefit								64
Loss after income tax								(387)

Earnings before interest and tax (“EBIT”)	137	119	92	213	88	(30)	(16)	603
Depreciation and amortization	193	45	58	112	214	32	—	654
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	330	164	150	325	302	2	(16)	1,257

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

†	The inter-segment revenue for the nine month period ended September 30, 2011 has been revised to conform to the presentation of the nine month period ended September 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the nine month period ended September 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	330	164	150	325	302	2	(16)	1,257
Included in EBITDA:
Asset impairment charges	4	—	—	—	6	—	—	10
Business acquisition and integration costs	—	—	—	3	27	1	25	56
Business interruption costs (recoveries)	2	—	1	(1)	—	—	—	2
Change of control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(7)	(2)	—	—	—	—	—	(9)
Gain on modification of plan benefits	—	—	—	—	—	—	(18)	(18)
Gain on sale of businesses	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventories	—	—	—	—	6	26	—	32
Non-cash inventory charge	—	—	—	1	2	—	—	3
Non-cash pension expense (income)	—	—	—	2	3	—	(36)	(31)
Operational process engineering-related consultancy costs	—	—	—	19	12	—	3	34
Restructuring costs	1	—	3	11	46	—	19	80
SEC registration costs	—	—	—	—	—	—	2	2
Unrealized loss on derivatives	—	—	1	22	3	—	—	26
VAT and customs duties on historical imports	6	—	—	—	—	—	—	6
Other	—	—	—	—	(1)	—	—	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	336	162	150	382	406	41	(21)	1,456
Segment assets as of December 31, 2011‡	3,218	1,398	1,774	4,916	5,892	5,755	(1,042)	21,911

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 and as of December 31, 2011 have been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

†	The inter-segment revenue for the nine month period ended September 30, 2011 has been revised to conform to the presentation of the nine month period ended September 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

7.	Other income

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2012	2011	2012	2011
Gain on sale of businesses	—	—	66	5
Income from facility management	—	3	1	9
Income from miscellaneous services	2	—	6	—
Rental income from investment properties	—	2	1	5
Royalty income	1	2	3	3
Sale of by-products	6	8	19	23
Unrealized gains on derivatives	25	—	17	—
Other	8	9	15	23
Total other income	42	24	128	68

During the nine month period ended September 30, 2012, the Group sold the Pactiv Foodservice laminating operations in Louisville, Kentucky. Cash proceeds from the sale were $80 million (subject to customary post-closing working capital adjustments) resulting in a gain on sale of $66 million.

8.	Other expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2012	2011	2012	2011
Asset impairment charges	(9)	(4)	(26)	(10)
Business acquisition and integration costs	(7)	(21)	(37)	(56)
Business interruption costs	(1)	(2)	(1)	(2)
Loss on sale of property, plant and equipment	(3)	—	—	—
Manufacturing plant fire, net of insurance recoveries	—	—	(10)	—
Net foreign currency exchange loss	(1)	(3)	(6)	(10)
Operational process engineering-related consultancy costs	(4)	(13)	(13)	(34)
Restructuring costs	(3)	(12)	(47)	(80)
SEC registration costs	(1)	(1)	(7)	(2)
Unrealized losses on derivatives	—	(17)	—	(26)
VAT and customs duties on historical imports	—	(6)	1	(6)
Other	—	1	(1)	2
Total other expenses	(29)	(78)	(147)	(224)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

9.	Financial income and expenses

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2012	2011	2012	2011
Interest income		2	2	5	5
Interest income on related party loans	17	5	4	13	12
Net gain in fair values of derivatives		—	—	40	—
Net foreign currency exchange gain		52	—	2	15
Financial income		59	6	60	32
Interest expense:
August 2011 Credit Agreement		(73)	(45)	(225)	(90)
2009 Credit Agreement		—	—	—	(29)
February 2012 Senior Notes		(14)	—	(60)	—
August 2011 Notes		(72)	(31)	(180)	(31)
February 2011 Notes		(38)	(38)	(116)	(101)
October 2010 Notes		(62)	(60)	(191)	(181)
May 2010 Senior Notes		(21)	(22)	(67)	(65)
2009 Senior Secured Notes		(33)	(38)	(99)	(111)
2007 Notes		(24)	(28)	(75)	(83)
Pactiv 2012 Notes		—	(4)	(3)	(11)
Pactiv 2017 Notes		(6)	(6)	(18)	(18)
Pactiv 2018 Notes		—	—	(1)	(1)
Pactiv 2025 Notes		(5)	(5)	(16)	(16)
Pactiv 2027 Notes		(4)	(4)	(12)	(12)
Graham Packaging 2014 Notes		—	(3)	(7)	(3)
Graham Packaging 2017 Notes		—	(2)	—	(2)
Graham Packaging 2018 Notes		—	(2)	—	(2)
Related party borrowings		—	—	(1)	—
Amortization of:
Debt issuance costs:
August 2011 Credit Agreement		(2)	(1)	(6)	(2)
February 2012 Senior Notes		(1)	—	(2)	—
August 2011 Notes		(2)	(1)	(5)	(1)
February 2011 Notes		(1)	(1)	(2)	(2)
October 2010 Notes		(3)	(2)	(7)	(7)
May 2010 Senior Notes		(1)	(1)	(3)	(2)
2009 Senior Secured Notes		(2)	(2)	(6)	(6)
2007 Notes		(1)	(1)	(3)	(3)
Fair value adjustment on acquired notes		1	3	2	7
Original issue discounts		(2)	(1)	(6)	(2)
Embedded derivatives		3	2	6	5
Debt commitment letter fees(c)		—	(43)	—	(68)
Credit agreement amendment fees		—	(11)	—	(11)
Net loss in fair values of derivatives		(83)	(25)	—	(95)
Net foreign currency exchange loss		—	(137)	—	—
Loss on extinguishment of debt(a)		(158)	(5)	(159)	(129)
Fair value adjustment on the 2009 Senior Secured Notes (Dollar)(b)		(26)	—	(26)	—
Other		(6)	(8)	(16)	(14)
Financial expenses		(636)	(522)	(1,304)	(1,086)
Net financial expenses		(577)	(516)	(1,244)	(1,054)

(a)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transactions costs.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(b)	The fair value adjustment on the remaining 2009 Senior Secured Notes (Dollar) includes a $13 million redemption premium and $13 million of accelerated amortization of transaction costs.

(c)
A debt commitment letter to fund the Graham Packaging acquisition (refer to note 18) resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the August 2011 Credit Agreement were used to finance the Graham Packaging acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed the full amount of the fees during the nine month period ended September 30, 2011.

Refer to note 14 for information on the Group's borrowings.

10.    Income tax

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2012	2011	2012	2011
Reconciliation of effective tax rate
Loss before income tax	(181)	(289)	(213)	(451)
Income tax benefit using the New Zealand tax rate of 28%	51	81	60	126
Effect of tax rate differences in foreign jurisdictions	26	12	40	37
Effect of tax rates in state and local tax	4	4	3	8
Non-deductible expenses and permanent differences	27	(43)	(6)	(50)
Withholding tax	(4)	(1)	(15)	(10)
Tax benefit of alternative fuel mixture credits	—	—	96	—
Tax rate modifications	1	3	—	—
Recognition of previously unrecognized tax losses and temporary differences	—	(6)	—	1
Unrecognized tax losses and temporary differences	(24)	(47)	(63)	(48)
Tax uncertainties	3	4	7	3
Controlled foreign corporation tax	—	(1)	—	(1)
Other	—	(1)	2	(2)
Over (under) provided in prior periods	1	1	1	—
Total income tax benefit	85	6	125	64

In May 2012, the Evergreen segment submitted a refund claim to the Internal Revenue Service ("IRS") to exclude $235 million of Alternative Fuel Mixture Credits from 2009 taxable income. The refund claim was submitted to the IRS in the course of Evergreen's 2009 federal tax examination. In the same month, Evergreen received a Notice of Proposed Adjustment from the IRS, allowing the refund claim in full. As a result, the Group recognized $96 million of tax benefit in the nine month period ended September 30, 2012. The Group's current income tax receivable increased by $13 million and net U.S. deferred tax liability decreased by $83 million as a result of the recognition of this tax benefit.

11.    Inventories

(In $ million)	As of September 30, 2012	As of December 31, 2011
Raw materials and consumables	481	556
Work in progress	215	227
Finished goods	959	898
Engineering and maintenance materials	149	152
Provision against inventories	(68)	(69)
Total inventories	1,736	1,764

During the three and nine month periods ended September 30, 2012, the raw materials elements of inventory recognized as a component of cost of sales totaled $1,553 million and $4,752 million, respectively (three and nine month periods ended September 30, 2011: $1,418 million and $3,762 million, respectively).

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

12.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
Cost	235	1,029	4,342	351	391	25	6,373
Accumulated depreciation	—	(249)	(1,535)	—	(195)	(3)	(1,982)
Accumulated impairment losses	—	(2)	(21)	—	—	—	(23)
Balance as of September 30, 2012	235	778	2,786	351	196	22	4,368
Cost	239	1,019	4,041	341	334	28	6,002
Accumulated depreciation	—	(178)	(1,112)	—	(156)	(4)	(1,450)
Accumulated impairment losses	(2)	—	(4)	—	—	—	(6)
Balance as of December 31, 2011	237	841	2,925	341	178	24	4,546
The total depreciation charge of $201 million and $584 million for the three and nine month periods ended September 30, 2012, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $195 million, nine month period: $565 million), selling, marketing and distribution expenses (three month period: $1 million, nine month period: $3 million) and general and administration expenses (three month period: $5 million, nine month period: $16 million). The total depreciation charge of $166 million and $432 million for the three and nine month periods ended September 30, 2011, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $160 million, nine month period: $414 million), selling, marketing and distribution expenses (three month period: $1 million, nine month period: $3 million) and general and administration expenses (three month period: $5 million, nine month period: $15 million).
During the three and nine month periods ended September 30, 2012, $4 million and $25 million, respectively, of impairment charges were recognized (three and nine month periods ended September 30, 2011: $4 million and $6 million, respectively).
The Group leases plant and equipment under finance leases. The leased plant and equipment secures the lease obligations.
Refer to note 14 for details of security granted over property, plant and equipment and other assets.
13.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
Cost	6,313	2,060	3,777	883	218	13,251
Accumulated amortization	—	(33)	(619)	(192)	(94)	(938)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Balance as of September 30, 2012	6,313	2,027	3,158	691	122	12,311
Cost	6,297	2,058	3,768	1,082	241	13,446
Accumulated amortization	—	(24)	(447)	(321)	(109)	(901)
Balance as of December 31, 2011	6,297	2,034	3,321	761	132	12,545
The total amortization charge of $87 million and $272 million for the three and nine month periods ended September 30, 2012, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $27 million, nine month period: $80 million) and general and administration expenses (three month period: $60 million, nine month period: $192 million). The total amortization charge of $82 million and $221 million for the three and nine month periods ended September 30, 2011, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $24 million, nine month period: $66 million) and general and administration expenses (three month period: $58 million, nine month period: $155 million).
13.1    Impairment testing for CGUs containing indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangible assets with indefinite useful lives and  are therefore not subject to amortization. Instead, they are tested for impairment at least annually as well as whenever there is an indication that they may be impaired. There were no indicators of impairment as of September 30, 2012.

At December 31, 2011, the Group did not perform a formal impairment test with respect to the indefinite life identifiable intangible assets and goodwill arising from the Graham Packaging Acquisition due to the proximity of the acquisition date to the statement of financial position date. However, the Group did perform procedures to determine whether there were triggering events that would indicate the goodwill and indefinite life identifiable intangible assets were impaired. In undertaking these procedures, the Group considered whether qualitative and quantitative factors indicated that an impairment triggering event had occurred. These factors included consideration of the forecasted 2012 Graham Packaging operation's EBITDA, expected future cost savings and general economic conditions compared to similar factors assessed as part of the Graham Packaging

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012 acquisition. The assessments concluded that no impairment triggers existed and, as a result, no impairment existed with respect to the goodwill and indefinite life identifiable intangible assets as of December 31, 2011.

As of September 30, 2012, the goodwill and indefinite life identifiable intangible assets acquired as a result of the Graham Packaging acquisition have been finalized, including the allocation of $140 million of goodwill to other business segments from the procurement synergies as a result of integrating the Graham Packaging business into the Group (refer to note 18).

The Group was required to perform an initial impairment analysis with respect to the carrying value of goodwill and other identifiable intangible assets with indefinite useful lives within the one year anniversary of the acquisition.  As a result of this analysis, there was no impairment in respect of the allocated goodwill or indefinite life identifiable intangible assets.

The impairment testing for Graham Packaging's goodwill and indefinite life identifiable intangible assets was performed by comparing the segment's estimated fair value less cost to sell to the carrying value of net assets.  The estimated fair value was determined using forecasted Adjusted EBITDA expected to be generated multiplied by an earnings capitalization rate (“earnings multiple”). The values assigned to key assumptions represent management's assessment of future trends in the segment's industry and were based on both external and internal sources. The forecasted Adjusted EBITDA was prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. In order to achieve the synergies and cost savings included in the forecasted Adjusted EBITDA, the Group expects to incur cash outlays of approximately $75 million by the end of 2013, of which $36 million have been incurred from the date of acquisition through September 30, 2012. The forecasted Adjusted EBITDA was subject to review by the Group's CODM. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiple applied was 8.5x. Costs to sell were estimated to be 2% of the fair value. No impairment charge was incurred as a result of such test.

If the forecasted Adjusted EBITDA or the earnings multiples used in calculating fair value less costs to sell had been 9% lower than those used in the impairment assessment, no impairment would need to be recognized.

The Group also performed procedures to determine whether there were any indicators that the goodwill from other business segments was impaired as a result of the allocation from the procurement synergies resulting from the Graham Packaging acquisition. In undertaking these procedures, the Group considered whether qualitative and quantitative factors indicated that an impairment triggering event had occurred. These factors included the reviews of the business segment's financial position and Adjusted EBITDA performance against the forecast used in the goodwill impairment analysis as of December 31, 2011. The assessments concluded that no impairment triggers existed in other business segments and, as a result, no impairment existed with respect to the goodwill and indefinite life identifiable intangible assets as of September 30, 2012.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

14.    Borrowings

(In $ million)	Note	As of September 30, 2012	As of December 31, 2011
September 2012 Credit Agreement(a)(w)		26	—
2009 Senior Secured Notes(l)(y)		360	—
August 2011 Credit Agreement(b)(x)		—	247
Pactiv 2012 Notes(o)(aa)		—	253
Non-interest bearing related party borrowings	17	1	1
Other borrowings(ac)		6	20
Current borrowings		393	521
September 2012 Credit Agreement(a)(w)		2,584	—
August 2011 Credit Agreement(b)(x)		—	4,243
September 2012 Senior Secured Notes(c)(y)		3,221	—
February 2012 Senior Notes(d)(y)		9	—
August 2011 Senior Secured Notes(e)(y)		1,470	1,468
August 2011 Senior Notes(f)(y)		2,188	972
February 2011 Senior Secured Notes(g)(y)		997	999
February 2011 Senior Notes(h)(y)		995	993
October 2010 Senior Secured Notes(i)(y)		1,475	1,473
October 2010 Senior Notes(j)(y)		1,469	1,466
May 2010 Senior Notes(k)(y)		983	980
2009 Senior Secured Notes(l)(y)		571	1,642
2007 Senior Notes(m)(z)		609	606
2007 Senior Subordinated Notes(n)(z)		531	530
Pactiv 2017 Notes(p)(aa)		312	314
Pactiv 2018 Notes(q)(aa)		17	17
Pactiv 2025 Notes(r)(aa)		269	269
Pactiv 2027 Notes(s)(aa)		197	197
Graham Packaging 2014 Notes(t)(ab)		—	367
Graham Packaging 2017 Notes(u)(ab)		—	14
Graham Packaging 2018 Notes(v)(ab)		—	19
Related party borrowings	17	—	23
Other borrowings(ac)		25	33
Non-current borrowings		17,922	16,625
Total borrowings		18,315	17,146

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(In $ million)	As of September 30, 2012	As of December 31, 2011
(a) September 2012 Credit Agreement (current and non-current)	2,623	—
Debt issuance costs	(13)	—
Carrying amount	2,610	—
(b) August 2011 Credit Agreement (current and non-current)	—	4,574
Debt issuance costs	—	(65)
Original issue discount	—	(19)
Carrying amount	—	4,490
(c) September 2012 Senior Secured Notes	3,250	—
Debt issuance costs	(51)	—
Embedded derivative	22	—
Carrying amount	3,221	—
(d) February 2012 Senior Notes	9	—
Debt issuance costs	—	—
Embedded derivative	—	—
Carrying amount	9	—
(e) August 2011 Senior Secured Notes	1,500	1,500
Debt issuance costs	(31)	(33)
Original issue discount	(10)	(11)
Embedded derivative	11	12
Carrying amount	1,470	1,468
(f) August 2011 Senior Notes	2,241	1,000
Debt issuance costs	(58)	(27)
Original issue discount	(6)	(7)
Embedded derivative	11	6
Carrying amount	2,188	972
(g) February 2011 Senior Secured Notes	1,000	1,000
Debt issuance costs	(14)	(15)
Embedded derivative	11	14
Carrying amount	997	999
(h) February 2011 Senior Notes	1,000	1,000
Debt issuance costs	(15)	(17)
Embedded derivative	10	10
Carrying amount	995	993
(i) October 2010 Senior Secured Notes	1,500	1,500
Debt issuance costs	(33)	(35)
Embedded derivative	8	8
Carrying amount	1,475	1,473
(j) October 2010 Senior Notes	1,500	1,500
Debt issuance costs	(39)	(43)
Embedded derivative	8	9
Carrying amount	1,469	1,466
(k) May 2010 Senior Notes	1,000	1,000
Debt issuance costs	(25)	(28)
Embedded derivative	8	8
Carrying amount	983	980
(l) 2009 Senior Secured Notes (current and non-current)	930	1,707
Debt issuance costs	(8)	(59)
Original issue discount	(5)	(17)
Embedded derivative	1	11
Redemption premium	13	—
Carrying amount	931	1,642

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(In $ million)	As of September 30, 2012	As of December 31, 2011
(m) 2007 Senior Notes	621	621
Debt issuance costs	(12)	(15)
Carrying amount	609	606
(n) 2007 Senior Subordinated Notes	543	544
Debt issuance costs	(12)	(14)
Carrying amount	531	530
(o) Pactiv 2012 Notes	—	249
Fair value adjustment at acquisition	—	4
Carrying amount	—	253
(p) Pactiv 2017 Notes	300	300
Fair value adjustment at acquisition	12	14
Carrying amount	312	314
(q) Pactiv 2018 Notes	16	16
Fair value adjustment at acquisition	1	1
Carrying amount	17	17
(r) Pactiv 2025 Notes	276	276
Fair value adjustment at acquisition	(7)	(7)
Carrying amount	269	269
(s) Pactiv 2027 Notes	200	200
Fair value adjustment at acquisition	(3)	(3)
Carrying amount	197	197
(t) Graham Packaging 2014 Notes	—	355
Fair value adjustment at acquisition	—	5
Embedded derivative	—	7
Carrying amount	—	367
(u) Graham Packaging 2017 Notes	—	14
Carrying amount	—	14
(v) Graham Packaging 2018 Notes	—	19
Carrying amount	—	19

(w)         September 2012 Credit Agreement

The Company and certain members of the Group are parties to an amended and restated senior secured credit agreement dated September 28, 2012 (the “September 2012 Credit Agreement”), which amended and restated the terms of the August 2011 Credit Agreement (as defined below). The September 2012 Credit Agreement comprises the following term and revolving tranches:

			Original	Value drawn or utilized at	Applicable interest rate as of
			facility value	September 30, 2012	September 30, 2012
	Currency	Maturity date	(in million)	(in million)
Term Tranches
U.S. Term Loan	$	September 28, 2018	2,235	2,235	4.750%
European Term Loan	€	September 28, 2018	300	300	5.000%
Revolving Tranches (1)
Revolving Tranche	$	November 5, 2014	120	78	—
Revolving Tranche	€	November 5, 2014	80	15	—

(1)     The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On September 27, 2012, $500 million of the Tranche C U.S. Term Loan under the August 2011 Credit Agreement was repaid.

On September 28, 2012, $2,235 million and €300 million of term loans were drawn under the September 2012 Credit Agreement. These proceeds, together with a portion of the proceeds of the September 2012 Senior Secured Notes (as defined below) and available cash of the Group, were used to fully repay and extinguish the remaining Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

August 2011 Credit Agreement and to pay fees and expenses in connection with the transaction. The remaining proceeds will be used for general corporate purposes.

The Company and certain members of the Group have guaranteed on a senior basis the obligations under the September 2012 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the September 2012 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the 2009 Senior Secured Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Secured Notes”).

Indebtedness under the September 2012 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing with the proceeds of secured term loans and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans commencing with the quarter ending December 31, 2012. Beginning with the fiscal year ending December 31, 2013, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the September 2012 Credit Agreement.

The September 2012 Credit Agreement contains customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the September 2012 Credit Agreement. The Group also has a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 33.3% or less of the adjusted consolidated total assets of the Group, and the aggregate of the EBITDA of the non-guarantor companies is required to be 33.3% or less of the consolidated EBITDA of the Group, in each case calculated in accordance with the September 2012 Credit Agreement and may differ from the measure of Adjusted EBITDA as disclosed in note 6.
As of September 30, 2012, the Group was in compliance with all of its covenants.
(x)        August 2011 Credit Agreement

The Company and certain members of the Group were parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the terms of the February 2011 Credit Agreement (as previously defined in the Group's financial statements for the year ended December 31, 2011). For the period January 1, 2012 until the refinancing of the August 2011 Credit Agreement on September 28, 2012, the applicable interest rates for the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement were 6.50%, 6.50% and 6.75%, respectively.

(y)        Notes outstanding

Certain of the Group's borrowings as of September 30, 2012 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15; commencing April 15, 2013
February 2012 Senior Notes(1)	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes(1)	$	August 9, 2011	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15
2009 Senior Secured Notes (Dollar)(2)	$	November 5, 2009	348	7.750%	October 15, 2016	April 15 and October 15
2009 Senior Secured Notes (Euro)	€	November 5, 2009	450	7.750%	October 15, 2016	April 15 and October 15

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(1) Refer to “Additional information regarding the Notes” below for details of the exchange offer for the February 2012 Senior Notes and changes in the outstanding principal amount of the February 2012 Senior Notes and August 2011 Senior Notes.

(2) On September 28, 2012, the Reynolds Issuers repurchased $777 million aggregate principal amount of 2009 Senior Secured Notes (Dollar) pursuant to a tender offer for the 2009 Senior Secured Notes (Dollar). Refer to note 21 for a discussion of the redemption of the remaining outstanding principal amount of 2009 Senior Secured Notes (Dollar) on October 29, 2012.

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes." The 2009 Senior Secured Notes (Dollar) and the 2009 Senior Secured Notes (Euro) are collectively defined as the "2009 Senior Secured Notes."

Assets pledged as security for loans and borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) (a wholly-owned subsidiary of the Company) have been pledged as collateral to support the obligations under the September 2012 Credit Agreement and the Secured Notes. In addition, BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the September 2012 Credit Agreement and the Secured Notes.

Terms governing the Notes

As used herein, “Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes, the May 2010 Senior Notes and the 2009 Senior Secured Notes, but not the 2007 Notes (as defined below).

Additional information regarding the Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the September 2012 Senior Secured Notes are substantively consistent with the other series of Notes (except for the February 2012 Senior Notes), which are unchanged from December 31, 2011.

On August 10, 2012, the Reynolds Issuers consummated an exchange offer and consent solicitation for the February 2012 Senior Notes whereby (i) $1,241 million aggregate principal amount of February 2012 Senior Notes was exchanged for a corresponding aggregate principal amount of additional August 2011 Senior Notes, and (ii) a majority of the holders of the February 2012 Senior Notes consented to the removal of certain indenture restrictions and other provisions with respect to the remaining $9 million aggregate principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation.

SEC registrations and exchange offers

The indenture governing the September 2012 Senior Secured Notes provides that if the Reynolds Issuers fail to file and have declared effective, by September 28, 2013, a registration statement with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, for a registered offer to exchange the September 2012 Senior Secured Notes for new registered notes having terms substantially identical to the terms of the original September 2012 Senior Secured Notes, the Reynolds Issuers will be required to pay additional interest on the September 2012 Senior Secured Notes effective 12 months from the date of issuance of the September 2012 Senior Secured Notes, up to a maximum of 1.00% per annum for 12 months. The Group has not filed a registration statement with the SEC with respect to the September 2012 Senior Secured Notes as of the date of these financial statements.

The indentures governing the other series of Notes have similar provisions. The registration statement with respect to the 2009 Senior Secured Notes, the May 2010 Senior Notes, the October 2010 Notes, the February 2011 Notes and the August 2011 Notes was declared effective by the SEC on June 25, 2012, and the exchange offer for the new notes closed on July 25, 2012. The registration statement with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and the exchange offer and consent solicitation for the new notes closed on August 10, 2012. The 2007 Notes were not covered by such registration statements or the exchange offers.

Additional interest on the February 2011 Notes commenced on February 1, 2012, and ended on July 25, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011, and ended on July 25, 2012. Additional interest on the May 2010 Senior Notes commenced on May 4, 2011, and ended on May 4, 2012. For the three and nine month periods ended September 30, 2012, the Group expensed additional interest of $1 million and $3 million, respectively, related to the February 2011 Notes, $2 million and $10 million, respectively, related to the October 2010 Notes and zero and $3 million, respectively, related to the May 2010 Senior Notes. As of September 30, 2012, the accrued additional interest related to these series of notes was $6 million.

(z)         2007 Notes
On June 29, 2007, Beverage Packaging Holdings (Luxembourg) II S.A (“BP II”) (a wholly-owned subsidiary of the Company) issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15.
The guarantee and security arrangements, indenture restrictions, and change of control provisions are unchanged from December 31, 2011.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(aa)     Pactiv Notes
As of September 30, 2012, the Group had outstanding the following notes (defined below, and together the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15
The guarantee arrangements, indenture restrictions and redemption terms are unchanged from December 31, 2011.
During the nine month period ended September 30, 2012, the Group redeemed and discharged the Pactiv 2012 Notes (as previously defined in the Group's annual financial statements for the year ended December 31, 2011).
(ab)     Graham Packaging Notes
During the nine month period ended September 30, 2012, the Group redeemed and discharged the Graham Packaging Notes (as previously defined in the Group's annual financial statements for the year ended December 31, 2011).
(ac)     Other borrowings
As of September 30, 2012, in addition to the September 2012 Credit Agreement, the Notes, the 2007 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.
As of September 30, 2012, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the September 2012 Credit Agreement and the Secured Notes and by certain other assets. The local working capital facilities which are secured by the collateral under the September 2012 Credit Agreement and the Secured Notes rank pari passu with the obligations under the September 2012 Credit Agreement and under the Secured Notes. As of September 30, 2012, the secured facilities were utilized in the amount of $5 million (December 31, 2011: $25 million) in the form of letters of credit and bank guarantees.
Other borrowings as of September 30, 2012, also included finance lease obligations of $26 million (December 31, 2011: $28 million).

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

15.    Provisions

(In $ million)	Legal	Asset retirement obligations	Restructuring	Workers’ compensation	Other	Total
Current	7	2	37	26	20	92
Non-current	28	34	5	21	43	131
Balance as of September 30, 2012	35	36	42	47	63	223
Current	7	3	33	24	31	98
Non-current	33	30	3	26	42	134
Balance as of December 31, 2011	40	33	36	50	73	232

The restructuring actions across the Group have resulted in the recognition of $3 million and $48 million of restructuring expenses for the three and nine month periods ended September 30, 2012, respectively (three and nine month periods ended September 30, 2011: $12 million and $80 million, respectively). These restructuring expenses are primarily related to employee severance and have been or will be settled in cash.

Other provisions at September 30, 2012 included $15 million related to onerous lease provisions, $17 million related to warranty provisions and $7 million related to environmental remediation programs.

16.    Equity

16.1    Share capital

Number of shares	For the nine month period ended September 30, 2012	For the twelve month period ended December 31, 2011
Balance at the beginning of the period	111,000,004	111,000,004
Issue of shares	—	—
Balance	111,000,004	111,000,004

All issued ordinary shares are fully paid and have no par value.
The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to the Company’s residual assets in the event of a wind-up.
16.2    Other reserves
The interim unaudited condensed statement of financial position as of September 30, 2012 presents negative equity of $211 million compared to negative equity of $181 million as of December 31, 2011. Total equity has been reduced by the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Under the carry-over or book value method, the business combinations do not change the historical carrying value of the assets and liabilities of the businesses acquired. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity. As of September 30, 2012, the common control transactions had generated a reduction in equity of $1,561 million.
16.3    Dividends
There were no dividends declared or paid by the Company during the three and nine month periods ended September 30, 2012 or during the three and nine month periods ended September 30, 2011.
17.    Related parties

Parent and ultimate controlling party
The immediate parent of the Company is Packaging Finance Limited, the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.
Related party transactions
The transactions and balances outstanding with joint ventures are with SIG Combibloc Obeikan FZCO, SIG Combibloc Obeikan Company Limited, Ducart Evergreen Packaging Ltd, and Banawi Evergreen Packaging Company Limited. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the three and nine month periods ended September 30, 2012 and 2011, are detailed below:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	Transaction values				Balances outstanding as of
	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2012	2011	2012	2011	September 30, 2012	December 31, 2011
Transactions with the immediate and ultimate parent companies
Loan payable to ultimate parent(a)	—	—	—	—	(1)	(1)
Transactions with joint ventures
Sale of goods(b)	54	32	134	100	43	31
Purchase of goods(b)	—	—	—	(4)	—	—
Transactions with other related parties
Trade receivables
BPC United States Inc.					—	4
Sale of services	—	1	—	2
Carter Holt Harvey Limited					—	—
Sale of goods	—	—	—	2
Carter Holt Harvey Packaging Pty Limited					—	—
Sale of goods	—	—	—	4
Carter Holt Harvey Pulp & Paper Limited					1	—
Sale of goods	1	—	2	2
FRAM Group Operations LLC					1	1
Recharges	1	—	2	—
United Components, Inc.					—	1
Trade payables
Carter Holt Harvey Limited					—	(1)
Purchase of goods	(3)	(2)	(8)	(7)
Carter Holt Harvey Pulp & Paper Limited					(3)	(5)
Purchase of goods	(7)	(9)	(22)	(29)
Rank Group Limited					(12)	(47)
Recharges(c)	(2)	(82)	(21)	(111)
Rank Group North America, Inc.					4	—
Recharges (d)	(2)	—	(16)	—
Loans receivable
Rank Group Limited(e)					307	271
Interest income	5	4	13	12
Loans payable
Reynolds Treasury (NZ) Limited(f)					—	(23)
Loan advanced	—	(25)	—	(25)
Interest expense	—	—	(1)	—
Receivable related to transfer of tax losses to:
Carter Holt Harvey Limited					5	5
Payable related to transfer of tax losses to:
BPC Finance (N.Z.) Limited					(4)	(3)
Evergreen Packaging New Zealand Limited					—	—
Transfer of tax losses	—	—	(3)	—
Rank Group Investments Limited					(3)	(2)
Reynolds Packaging Group (NZ) Limited					—	—
Transfer of tax losses	—	—	(7)	—

(a)	The advance due to Packaging Holdings Limited is non-interest bearing, unsecured and repayable on demand.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(c)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

(d)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(e)
The loan receivable from Rank Group Limited accrues interest at a rate based on the average 90-day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the lender. During the nine month period ended September 30, 2012, interest was charged at 5.89% to 5.99% (nine month period ended September 30, 2011: 5.90% to 6.25%). The advance is unsecured and repayable on demand. This loan is subordinated on terms such that no payments can be made until the obligations under a senior secured credit facility of Rank Group Limited are repaid in full.

(f)
On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bore interest at the greater of 2% and the 3 month EURIBOR rate, plus 4.875%. The loan was repaid in June 2012.

18.    Business combinations

18.1    Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash. There is no contingent consideration payable.

Graham Packaging is a leading global supplier of value-added rigid plastic containers for the food, specialty beverage and consumer products markets.

Funding for the purchase of the shares, the repayment of $1,935 million of certain existing indebtedness of Graham Packaging and associated transaction costs was provided through the combination of the $1,500 million principal amount of the August 2011 Senior Secured Notes, a portion of the $1,000 million principal amount of the August 2011 Senior Notes, the $2,000 million principal amount of the August 2011 Credit Agreement and available cash.

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market-based valuation techniques. The following table presents the preliminary values previously reported as of September 8, 2011, and any adjustments made to those values:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(In $ million)	Amounts recognized on September 8, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	146	—	146
Trade and other receivables	338	(10)	328
Inventories	300	(9)	291
Current tax assets	3	1	4
Assets held for sale	7	—	7
Investments in associates	1	—	1
Deferred tax assets	7	(5)	2
Property, plant and equipment	1,438	(36)	1,402
Intangible assets (excluding goodwill)	1,679	696	2,375
Derivative assets	9	—	9
Other current and non-current assets	19	11	30
Trade and other payables	(694)	(2)	(696)
Current tax liabilities	(10)	(29)	(39)
Borrowings	(2,852)	1	(2,851)
Deferred tax liabilities	(405)	(184)	(589)
Provisions and employee benefits	(201)	(6)	(207)
Net assets (liabilities) acquired	(215)	428	213
Goodwill on acquisition	2,012	(428)	1,584
Net assets acquired	1,797	—	1,797
Consideration paid in cash	1,797	—	1,797
Net cash acquired	(146)	—	(146)
Net cash outflow	1,651	—	1,651

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to finalizing the fair values of separately identifiable intangible assets and property, plant and equipment following valuations by third party valuation firms. The finalization of the fair values of the separately identifiable intangible assets and property, plant and equipment resulted in a net increase in deferred tax liabilities.

Acquisition costs of $2 million and $24 million are included in other expenses in the Group's statements of comprehensive income for the three and nine month periods ended September 30, 2011, respectively.

The fair value of trade receivables is $320 million. The gross contractual amount of trade receivables is $320 million, all of which is expected to be collectible.

The goodwill of $1,584 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Graham Packaging into the Group. This includes $140 million of goodwill, representing procurement synergies from integrating the Graham Packaging business into the Group, that was allocated to other business segments which are expected to benefit from the synergies, including $66 million to Pactiv Foodservice, $34 million to Reynolds Consumer Products, $25 million to Evergreen and $15 million to Closures. Goodwill of $402 million is expected to be deductible for income tax purposes.

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of identifiable intangible assets	Fair value (in $ million)	Estimated useful lives
Trade names	250	Indefinite
Customer relationships	1,580	17 to 22 years
Technology	540	10 to 15 years
Non-compete agreement	2	1 year
Land use rights	3	43 years
	2,375

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Customer relationships

Graham Packaging's operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the value that is attributable to the existing contractual arrangements and the value that is expected from the ongoing relationships beyond the existing contractual periods. The estimated useful life ranges from 17 to 22 years.

Technology

Graham Packaging's operations include certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials. The estimated useful life ranges from 10 to 15 years.

Pre-acquisition results

Prior to the acquisition, Graham Packaging reported its results under U.S. GAAP. Accordingly, it is not practical to illustrate the impact that the fair value adjustments had on the historical acquisition date values of assets and liabilities.

If the acquisition had occurred on January 1, 2011, the Group estimates that Graham Packaging would have contributed additional revenue of $552 million, loss after income tax of $249 million, EBITDA of $(172) million and Adjusted EBITDA of $98 million in the three month period ended September 30, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Graham Packaging would have contributed additional revenue of $2,130 million, loss after income tax of $268 million, EBITDA of $43 million and Adjusted EBITDA of $388 million in the nine month period ended September 30, 2011.

18.2    Dopaco

Pre-acquisition results

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million. As reported in the annual financial statements for the year ended December 31, 2011, the allocation of the purchase price as of the date of acquisition has been finalized. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed additional revenue of $152 million, profit after income tax of $5 million, EBITDA of $14 million and Adjusted EBITDA of $17 million in the nine month period ended September 30, 2011.

18.3    Other Acquisitions

During September 2012, the Group acquired certain businesses for an aggregate purchase price of $30 million, subject to working capital adjustments. The consideration was paid in cash. Due to the proximity of the acquisition dates to September 30, 2012, the purchase price has not yet been allocated to the assets acquired and liabilities assumed. Consequently, the purchase price has been included in other non-current assets in the Group's consolidated financial statements.

19.    Contingencies

Litigation and legal proceedings
In addition to the amounts recognized as a provision in note 15, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.
Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group’s indebtedness described in note 14.

20.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Notes (as defined in note 14).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of September 30, 2012 and December 31, 2011 and the related statements of financial performance for the three and nine month periods ended September 30, 2012 and September 30, 2011 and cash flows for the nine month periods ended September 30, 2012 and September 30, 2011 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Issuers;

c.	the other guarantor subsidiaries;

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)	Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of financial performance for the three and nine month periods ended September 30, 2012 and September 30, 2011, the condensed consolidating statements of cash flows for the nine month periods ended September 30, 2012 and September 30, 2011 and the condensed consolidating statements of financial position as of September 30, 2012 and December 31, 2011 reflect the current guarantor structure of the Group.

Each guarantor subsidiary is 100% owned by the Parent. The Notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the Notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed statements of financial performance, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of financial performance, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in the annual financial statements for the year ended December 31, 2011 which comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	3,120	434	(100)	3,454
Cost of sales	—	—	(2,544)	(360)	100	(2,804)
Gross profit	—	—	576	74	—	650
Other income, other expenses, and share of equity method earnings, net of income tax	(98)	—	(48)	—	166	20
Selling, marketing and distribution expenses	—	—	(78)	(9)	—	(87)
General and administration expenses	—	—	(167)	(20)	—	(187)
Profit (loss) from operating activities (“EBIT”)	(98)	—	283	45	166	396
Financial income	4	259	68	23	(295)	59
Financial expenses	—	(399)	(512)	(20)	295	(636)
Net financial income (expenses)	4	(140)	(444)	3	—	(577)
Profit (loss) before income tax	(94)	(140)	(161)	48	166	(181)
Income tax benefit (expense)	(2)	37	59	(9)	—	85
Profit (loss) for the period	(96)	(103)	(102)	39	166	(96)
Exchange differences on translating foreign operations	14	1	(2)	15	(14)	14
Total comprehensive income (loss) for the period	(82)	(102)	(104)	54	152	(82)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the nine month period ended September 30, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	9,376	1,256	(275)	10,357
Cost of sales	—	—	(7,650)	(1,054)	275	(8,429)
Gross profit	—	—	1,726	202	—	1,928
Other income, other expenses, and share of equity method earnings, net of income tax	(96)	—	75	(6)	27	—
Selling, marketing and distribution expenses	—	—	(235)	(29)	—	(264)
General and administration expenses	—	—	(573)	(60)	—	(633)
Profit (loss) from operating activities (“EBIT”)	(96)	—	993	107	27	1,031
Financial income	12	793	—	83	(828)	60
Financial expenses	—	(808)	(1,241)	(83)	828	(1,304)
Net financial income (expenses)	12	(15)	(1,241)	—	—	(1,244)
Profit (loss) before income tax	(84)	(15)	(248)	107	27	(213)
Income tax benefit (expense)	(4)	1	148	(20)	—	125
Profit (loss) for the period	(88)	(14)	(100)	87	27	(88)
Exchange differences on translating foreign operations	60	—	37	(7)	(28)	62
Total comprehensive income (loss) for the period	(28)	(14)	(63)	80	(1)	(26)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

Condensed consolidating statement of financial position

	Balance as of September 30, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	415	1,233	159	—	1,807
Trade and other receivables	5	—	1,279	295	—	1,579
Inventories	—	—	1,541	195	—	1,736
Intra-group receivables	—	244	—	23	(267)	—
Other assets	—	36	89	27	—	152
Total current assets	5	695	4,142	699	(267)	5,274
Investments in subsidiaries, associates and joint ventures (equity method)	—	—	1,360	129	(1,356)	133
Property, plant and equipment	—	—	3,701	667	—	4,368
Investment properties	—	—	32	—	—	32
Intangible assets	—	—	11,855	456	—	12,311
Intra-group receivables	16	13,477	540	1,214	(15,247)	—
Other assets	307	182	229	39	—	757
Total non-current assets	323	13,659	17,717	2,505	(16,603)	17,601
Total assets	328	14,354	21,859	3,204	(16,870)	22,875
Liabilities
Trade and other payables	12	246	1,309	319	—	1,886
Borrowings	1	360	29	3	—	393
Intra-group payables	—	—	267	—	(267)	—
Other liabilities	8	—	407	53	—	468
Total current liabilities	21	606	2,012	375	(267)	2,747
Borrowings	—	13,378	3,404	1,140	—	17,922
Intra-group liabilities	538	219	14,703	325	(15,785)	—
Other liabilities	—	25	2,282	110	—	2,417
Total non-current liabilities	538	13,622	20,389	1,575	(15,785)	20,339
Total liabilities	559	14,228	22,401	1,950	(16,052)	23,086
Net assets (liabilities)	(231)	126	(542)	1,254	(818)	(211)
Equity						—
Equity attributable to equity holder of the Group	(231)	126	(542)	1,254	(838)	(231)
Non-controlling interests	—	—	—	—	20	20
Total equity (deficit)	(231)	126	(542)	1,254	(818)	(211)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from operating activities	—	(434)	445	18	502	531

Net cash from investing activities	—	(2,817)	(346)	(53)	2,877	(339)
Included in investing activities:
Acquisition of property, plant and equipment and investment properties	—	—	(347)	(80)	—	(427)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	30	—	—	30
Disposal of business, net of cash disposed	—	—	94	—	—	94
Net related party (advances) repayments	—	(3,268)	(81)	(30)	3,379	—

Net cash from financing activities	—	3,666	654	57	(3,379)	998
Included in financing activities:
Drawdown of loans and borrowings	—	4,500	2,623	26	—	7,149
Repayment of loans and borrowings	—	(768)	(5,210)	(48)	—	(6,026)
Payment of liabilities arising from the Graham Packaging acquisition	—	—	—	—	—	—
Net related party borrowings (repayments)	—	—	3,275	81	(3,379)	(23)
Payment of transaction costs	—	(66)	(32)	—	—	(98)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2011*
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,850	302	(83)	3,069
Cost of sales	—	—	(2,376)	(260)	83	(2,553)
Gross profit	—	—	474	42	—	516
Other income, other expenses, and share of equity method earnings, net of income tax	(287)	—	(67)	(2)	308	(48)
Selling, marketing and distribution expenses	—	—	(89)	(9)	—	(98)
General and administration expenses	—	—	(130)	(13)	—	(143)
Profit (loss) from operating activities (“EBIT”)	(287)	—	188	18	308	227
Financial income	4	164	2	28	(192)	6
Financial expenses	1	(214)	(470)	(31)	192	(522)
Net financial income (expenses)	5	(50)	(468)	(3)	—	(516)
Profit (loss) before income tax	(282)	(50)	(280)	15	308	(289)
Income tax benefit (expense)	(1)	18	(5)	(6)	—	6
Profit (loss) for the period	(283)	(32)	(285)	9	308	(283)
Exchange differences on translating foreign operations	25	15	57	72	(144)	25
Total comprehensive income (loss) for the period	(258)	(17)	(228)	81	164	(258)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the nine month period ended September 30, 2011*
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	7,733	782	(236)	8,279
Cost of sales	—	—	(6,411)	(655)	236	(6,830)
Gross profit	—	—	1,322	127	—	1,449
Other income, other expenses, and share of equity method earnings, net of income tax	(395)	—	(175)	—	428	(142)
Selling, marketing and distribution expenses	—		(240)	(26)	—	(266)
General and administration expenses	(2)	—	(407)	(29)	—	(438)
Profit (loss) from operating activities (“EBIT”)	(397)	—	500	72	428	603
Financial income	13	465	20	87	(553)	32
Financial expenses	—	(585)	(953)	(101)	553	(1,086)
Net financial income (expenses)	13	(120)	(933)	(14)	—	(1,054)
Profit (loss) before income tax	(384)	(120)	(433)	58	428	(451)
Income tax benefit (expense)	(3)	42	47	(22)	—	64
Profit (loss) for the period	(387)	(78)	(386)	36	428	(387)
Exchange differences on translating foreign operations	(90)	49	(87)	120	(82)	(90)
Total comprehensive income (loss) for the period	(477)	(29)	(473)	156	346	(477)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three and nine month periods ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

Condensed consolidating statement of financial position

	Balance as of December 31, 2011*
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	461	136	—	597
Trade and other receivables	5	—	1,261	243	—	1,509
Inventories	—	—	1,568	196	—	1,764
Intra-group receivables	—	234	—	4	(238)	—
Other assets	—	—	143	32	—	175
Total current assets	5	234	3,433	611	(238)	4,045
Investments in subsidiaries, associates and joint ventures (equity method)	—	—	1,352	116	(1,349)	119
Property, plant and equipment	—	—	3,893	653	—	4,546
Investment properties	—	—	29	—	—	29
Intangible assets	—	—	12,076	469	—	12,545
Intra-group receivables	16	10,042	269	1,196	(11,523)	—
Other assets	271	116	199	41	—	627
Total non-current assets	287	10,158	17,818	2,475	(12,872)	17,866
Total assets	292	10,392	21,251	3,086	(13,110)	21,911
Liabilities
Trade and other payables	11	236	1,255	258	—	1,760
Borrowings	1	—	503	17	—	521
Intra-group payables	—	—	238	—	(238)	—
Other liabilities	4	—	461	65	—	530
Total current liabilities	16	236	2,457	340	(238)	2,811
Borrowings	—	9,993	5,491	1,141	—	16,625
Intra-group liabilities	479	23	11,248	252	(12,002)	—
Other liabilities	—	—	2,534	122	—	2,656
Total non-current liabilities	479	10,016	19,273	1,515	(12,002)	19,281
Total liabilities	495	10,252	21,730	1,855	(12,240)	22,092
Net assets (liabilities)	(203)	140	(479)	1,231	(870)	(181)
Equity
Equity attributable to equity holder of the Group	(203)	140	(479)	1,231	(892)	(203)
Non-controlling interests	—	—	—	—	22	22
Total equity (deficit)	(203)	140	(479)	1,231	(870)	(181)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2011
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from operating activities	—	(318)	63	70	348	163

Net cash from investing activities	—	(4,134)	(2,392)	(2)	4,140	(2,388)
Included in investing activities:
Acquisition of property, plant and equipment and investment properties	—	—	(283)	(54)	—	(337)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	14	3	—	17
Acquisition of businesses, net of cash acquired	—	—	(2,048)	—	—	(2,048)
Net related party (advances) repayments	—	(4,427)	(52)	(9)	4,488	—

Net cash from financing activities	—	4,445	2,646	5	(4,488)	2,608
Included in financing activities:
Drawdown of loans and borrowings	—	4,482	4,676	6	—	9,164
Repayment of loans and borrowings	—	—	(6,115)	(3)	—	(6,118)
Payment of liabilities arising from the Graham Packaging acquisition	—	—	(252)	—	—	(252)
Net related party borrowings (repayments)	—	48	4,436	4	(4,488)	—
Payment of transaction costs	—	(85)	(124)	—	—	(209)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

21.    Subsequent events

On October 29, 2012, the Reynolds Issuers redeemed the remaining $348 million aggregate principal amount of 2009 Senior Secured Notes (Dollar) that were outstanding on September 30, 2012.

On November 7, 2012 certain members of the Group entered into a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the “Securitization Facility”). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. On November 7, 2012 $540 million was drawn under the Securitization Facility. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate, which on November 7, 2012 was 2.16%. The Securitization Facility is secured by all of the assets of the borrower (including the eligible trade receivables and cash). The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility will be presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.
The proceeds from the Securitization Facility and additional cash resources will be used to redeem the €450 million aggregate principal amount outstanding of 2009 Senior Secured Notes (Euro) and to pay fees and expenses. The 2009 Senior Secured Notes (Euro) will be redeemed at €1,038.75 per €1,000 of face value plus accrued and unpaid interest. The estimated $22 million premium on redemption will be recognized as additional financial expense in the statement of comprehensive income. The redemption of the 2009 Senior Secured Notes (Euro) will also trigger additional financial expense of approximately $9 million, as a result of the write-off of unamortized debt issue costs, original issue discount and embedded derivative balances.
As a result of Hurricane Sandy, our Pactiv Foodservice facility in Kearny, New Jersey has suffered significant damage, and we expect some loss of revenue. However, we are unable to estimate the loss of revenue and storm-related costs at this time.
Other than the items disclosed above, there have been no events subsequent to September 30, 2012 which would require accrual or disclosure in these financial statements.

Beverage Packaging Holdings Group

Interim unaudited combined condensed financial statements
for the three and nine month periods ended
September 30, 2012 and September 30, 2011

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2012	2011*	2012	2011*
Revenue		3,454	3,069	10,357	8,279
Cost of sales		(2,804)	(2,553)	(8,429)	(6,830)
Gross profit		650	516	1,928	1,449
Other income	7	42	24	128	68
Selling, marketing and distribution expenses		(87)	(98)	(264)	(266)
General and administration expenses		(187)	(143)	(633)	(436)
Other expenses	8	(29)	(78)	(147)	(224)
Share of profit of associates and joint ventures, net of income tax		7	6	19	14
Profit from operating activities		396	227	1,031	605
Financial income	9	54	2	47	19
Financial expenses	9	(636)	(523)	(1,304)	(1,086)
Net financial expenses		(582)	(521)	(1,257)	(1,067)
Loss before income tax		(186)	(294)	(226)	(462)
Income tax benefit	10	86	7	128	67
Profit (loss) for the period		(100)	(287)	(98)	(395)
Other comprehensive income (loss) for the period, net of income tax
Exchange differences on translating foreign operations		1	48	41	(87)
Total other comprehensive income (loss) for the period, net of income tax		1	48	41	(87)
Total comprehensive income (loss) for the period		(99)	(239)	(57)	(482)
Profit (loss) attributable to:
Equity holder of the Group		(99)	(287)	(98)	(396)
Non-controlling interests		(1)	—	—	1
		(100)	(287)	(98)	(395)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		(98)	(239)	(57)	(483)
Non-controlling interests		(1)	—	—	1
		(99)	(239)	(57)	(482)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three and nine month periods ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

The interim unaudited combined condensed statements of comprehensive income should be read in conjunction with the notes to the interim unaudited combined condensed financial statements.

Beverage Packaging Holdings Group
Interim unaudited combined condensed statements of financial position

(In $ million)	Note	As of September 30, 2012	As of December 31, 2011*
Assets
Cash and cash equivalents		1,807	597
Trade and other receivables		1,573	1,504
Inventories	11	1,736	1,764
Current tax assets		41	39
Assets held for sale		20	70
Derivatives		7	1
Other assets		84	65
Total current assets		5,268	4,040
Non-current receivables		50	55
Investments in associates and joint ventures		133	119
Deferred tax assets		26	29
Property, plant and equipment	12	4,368	4,546
Investment properties		32	29
Intangible assets	13	12,311	12,545
Derivatives		191	122
Other assets		184	150
Total non-current assets		17,295	17,595
Total assets		22,563	21,635
Liabilities
Bank overdrafts		3	3
Trade and other payables		1,874	1,749
Liabilities directly associated with assets held for sale		—	20
Borrowings	14	392	520
Current tax liabilities		114	161
Derivatives		5	16
Employee benefits		246	228
Provisions	15	92	98
Total current liabilities		2,726	2,795
Non-current payables		44	38
Borrowings	14	17,938	16,641
Deferred tax liabilities		1,340	1,548
Employee benefits		902	936
Provisions	15	131	134
Total non-current liabilities		20,355	19,297
Total liabilities		23,081	22,092
Net liabilities		(518)	(457)
Equity
Share capital		1,417	1,417
Reserves		(1,215)	(1,256)
Accumulated losses		(740)	(640)
Equity attributable to equity holder of the Group		(538)	(479)
Non-controlling interests		20	22
Total equity (deficit)		(518)	(457)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

The interim unaudited combined condensed statements of financial position should be read in conjunction with the notes to the interim unaudited combined condensed financial statements.

Beverage Packaging Holdings Group
Interim unaudited combined condensed statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves	Accumulated losses	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2011)	1,417	330	(1,561)	(211)	(25)	23	(2)
Total comprehensive income (loss) for the period:
Profit (loss) after tax*	—	—	—	(396)	(396)	1	(395)
Foreign currency exchange translation reserve	—	(87)	—	—	(87)	—	(87)
Total comprehensive income (loss) for the period*	—	(87)	—	(396)	(483)	1	(482)
Balance as of September 30, 2011*	1,417	243	(1,561)	(607)	(508)	24	(484)
Balance at the beginning of the period (January 1, 2012)*	1,417	305	(1,561)	(640)	(479)	22	(457)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	(98)	(98)	—	(98)
Foreign currency exchange translation reserve	—	41	—	—	41	—	41
Total comprehensive income (loss) for the period	—	41	—	(98)	(57)	—	(57)
Purchase of non-controlling interest	—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of September 30, 2012	1,417	346	(1,561)	(740)	(538)	20	(518)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 and as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

The interim unaudited combined condensed statements of changes in equity should be read in conjunction with the notes to the interim unaudited combined condensed financial statements.

Beverage Packaging Holdings Group
Interim unaudited combined condensed statements of cash flows

	For the nine month period ended September 30,
(In $ million)	2012	2011
Cash flows from operating activities
Cash received from customers	10,321	8,021
Cash paid to suppliers and employees	(8,512)	(7,161)
Interest paid	(1,083)	(558)
Income taxes (paid) refunded, net	(119)	(55)
Premium on extinguishment of loans and borrowings	(66)	—
Change of control and other acquisition costs	—	(84)
Payment to related party for use of tax losses	(10)	—
Net cash from operating activities	531	163
Cash flows used in investing activities
Acquisition of property, plant and equipment and investment properties	(427)	(337)
Proceeds from sale of property, plant and equipment, investment properties and other assets	30	17
Acquisition of intangible assets	(14)	(10)
Acquisition of businesses, net of cash acquired	(32)	(2,048)
Disposal of business, net of cash disposed	94	—
Pre-acquisition advance to Graham Packaging	—	(20)
Interest received	4	4
Dividends received from joint ventures	6	6
Net cash used in investing activities	(339)	(2,388)
Cash flows from financing activities
Drawdown of loans and borrowings:
September 2012 Credit Agreement	2,623	—
September 2012 Senior Secured Notes	3,250	—
February 2012 Senior Notes	1,250	—
August 2011 Credit Agreement	—	4,666
August 2011 Notes	—	2,482
February 2011 Notes	—	2,000
2009 Credit Agreement	—	10
Other borrowings	26	6
Repayment of loans and borrowings:
2011 Credit Agreement	(4,573)	(12)
2009 Credit Agreement	—	(4,168)
2009 Notes	(768)	—
Graham Packaging Notes	(388)	(1,935)
Pactiv 2012 Notes	(249)	—
Other borrowings	(48)	(3)
Payment of liabilities arising from the Graham Packaging acquisition(1)	—	(252)
Payment of transaction costs	(98)	(209)
Payment of finance lease liabilities	(2)	—
Related party borrowings	(23)	25
Dividends paid to related parties and non-controlling interests	(2)	(2)
Net cash from financing activities	998	2,608
Net increase (decrease) in cash and cash equivalents	1,190	383
Cash and cash equivalents at the beginning of the period	594	652
Effect of exchange rate fluctuations on cash held	20	2
Cash and cash equivalents at the end of the period	1,804	1,037
Cash and cash equivalents comprise
Cash and cash equivalents	1,807	1,046
Bank overdrafts	(3)	(9)
Cash and cash equivalents at the end of the period	1,804	1,037

(1)	Includes amounts paid under a pre-acquisition income tax receivable agreement with certain pre-IPO shareholders that required payment as a result of the acquisition.

The interim unaudited combined condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited combined condensed financial statements.

Beverage Packaging Holdings Group
Interim unaudited combined condensed statements of cash flows

Reconciliation of the profit (loss) for the period with the net cash from operating activities

	For the nine month period ended September 30,
(In $ million)	2012	2011*
Profit (loss) for the period	(98)	(395)
Adjustments for:
Depreciation of property, plant and equipment	584	432
Depreciation of investment properties	—	1
Amortization of intangible assets	272	221
Asset impairment charges	33	10
Net foreign currency exchange loss	6	11
Change in fair value of derivatives	(19)	25
Gain on sale of businesses	(66)	(5)
Net financial expenses	1,257	1,067
Share of profit of equity accounted investees	(19)	(14)
Income tax benefit	(128)	(67)
Interest paid	(1,083)	(558)
Income taxes (paid) refunded, net	(119)	(55)
Premium on extinguishment of loans and borrowings	(66)	—
Change in trade and other receivables	(67)	(100)
Change in inventories	33	(327)
Change in trade and other payables	54	77
Change in provisions and employee benefits	(27)	(132)
Change in other assets and liabilities	(16)	(28)
Net cash from operating activities	531	163

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Purchasing acquisition. Refer to note 2.5.

The interim unaudited combined condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited combined condensed financial statements.

Beverage Packaging Holdings Group
Interim unaudited combined condensed statements of cash flows

Acquisitions and disposals of businesses

	For the nine month period ended September 30,
	2012		2011
(In $ million)	Acquisitions	Disposals	Acquisitions*	Disposals
Inflow (outflow) of cash:
Cash receipts (payments)	(32)	80	(2,195)	—
Net cash (bank overdraft) acquired (disposed of)	—	—	144	—
Cash received from the repayment of notes receivable for a previously disposed business	—	14	—	—
	(32)	94	(2,051)	—
Cash and cash equivalents, net of bank overdrafts	—	—	(144)	—
Consideration subsequently received due to post-closing adjustments	—	—	3	—
Discharge of notes receivable relating to a previously disposed business	—	(14)	—	—
Net assets (acquired) disposed of	(32)	80	(2,192)	—
Details of net assets (acquired) disposed of:
Cash and cash equivalents	—	—	(149)	—
Trade and other receivables	—	11	(361)	—
Assets held for sale	—	—	(10)	—
Derivative assets	—	—	(9)	—
Current tax assets	—	—	(4)	—
Inventories	—	15	(350)	—
Deferred tax assets	—	—	(6)	—
Property, plant and equipment	—	—	(1,526)	—
Intangible assets (excluding goodwill)	—	—	(2,463)	—
Goodwill	—	—	(1,754)	—
Other current and non-current assets **	(30)	7	(36)	—
Investment in associates and joint venture	—	—	(1)	—
Bank overdrafts	—	—	5	—
Trade and other payables	—	(13)	720	—
Current tax liabilities	—	—	39	—
Borrowings	—	—	2,851	—
Deferred tax liabilities	—	—	629	—
Provisions and employee benefits	—	(6)	233	—
Net assets (acquired) disposed of	(30)	14	(2,192)	—
Gain on acquisition	—	66	—	—
Non-controlling interests	(2)	—	—	—
	(32)	80	(2,192)	—

Refer to note 18 for further details of acquisitions.

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

**
During September 2012, the Group acquired certain businesses for an aggregate purchase price of $30 million, subject to working capital adjustments. The consideration was paid in cash. Due to the relative size and the proximity of the acquisition dates to September 30, 2012, the purchase price has not yet been allocated and was accounted for against other non-current assets in the Group's consolidated financial statements.

The interim unaudited combined condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited combined condensed financial statements.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

1.Reporting entity
Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") are domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétiés."
The interim unaudited combined condensed financial statements of Beverage Packaging Holdings Group (the "Group") as of September 30, 2012 and for the three and nine month periods ended September 30, 2012 and September 30, 2011 comprise the combination of:
•BP I and its subsidiaries and their interests in associates and jointly controlled entities (the "BP I Group"); and
•BP II.
The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.
The address of the registered office of BP I and BP II is 6C, rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance
The interim unaudited combined condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The disclosures required in these interim unaudited combined condensed financial statements are less extensive than the disclosure requirements for annual financial statements. The December 31, 2011 statement of financial position as presented in the interim unaudited combined condensed financial statements was derived from the Group's audited financial statements for the year ended December 31, 2011, but does not include the disclosures required by IFRS as issued by the IASB.
The interim unaudited combined condensed financial statements comprise the statements of comprehensive income, financial position, changes in equity and cash flows as well as the relevant notes to the interim unaudited combined condensed financial statements.
The interim unaudited combined condensed financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2011.
The interim unaudited combined condensed financial statements were approved by the Board of Directors (the “Directors”) on November 13, 2012 in Chicago, Illinois (November 14, 2012 in Auckland, New Zealand).
2.2    Going concern
The interim unaudited combined condensed financial statements have been prepared using the going concern assumption.
2.3    Basis of measurement
The interim unaudited combined condensed financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan net liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

2.4    Presentation currency
These interim unaudited combined condensed financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.
2.5    Comparative information

The valuation of the assets acquired and liabilities assumed from the acquisition of Graham Packaging was finalized in conjunction with the approval of these financial statements. This resulted in changes to the preliminary values of certain assets and liabilities recognized at the date of the acquisition on September 8, 2011. The change in values of certain assets resulted in changes to depreciation and amortization expense recognized in the period since acquisition. Refer to note 18.1 for additional details related to the acquisition of Graham Packaging. In accordance with the accounting policy as described in note 3.1(a) of the financial statements of the Group for the year ended December 31, 2011, all adjustments on finalization of the purchase accounting have been recognized retrospectively to the acquisition date. The following table reflects certain elements

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012 of the Group's previously published statement of financial position and the revised amounts as a result of this retrospective purchase accounting adjustment:

(in $ million)	As previously reported	Adjustment	As revised
As of December 31, 2011
Current assets	4,049	(9)	4,040
Non-current assets	17,563	32	17,595
Total assets	21,612	23	21,635
Current liabilities	2,791	4	2,795
Non-current liabilities	19,274	23	19,297
Total liabilities	22,065	27	22,092
Net liabilities	(453)	(4)	(457)

As part of finalizing the purchase price allocation, goodwill of $140 million representing expected procurement synergies from integrating the Graham Packaging business into the Group was allocated to other business segments which are expected to benefit from the synergies (refer to note 18).

The finalization of the purchase accounting had an impact on certain previously published financial statements. For 2012, profit after tax decreased by $1 million for the three month period ended March 31 and increased by $1 million for the three month period ended June 30. For 2011, profit after tax decreased by $4 million for the three and nine month periods ended September 30. The changes in profit after tax are primarily due to changes in depreciation and amortization expense and the related tax impacts. The finalization of this purchase accounting had no effect on total other comprehensive income (loss), net of income tax, for the three and nine month periods ended September 30, 2011. The finalization of this purchase accounting had no effect on the Group's statement of cash flows, EBITDA or Adjusted EBITDA for any period.

In connection with the integration of the acquired Pactiv operations into the Reynolds Consumer Products and Pactiv Foodservice segments, the Group has completed a number of internal reorganizations which now enable these segments to report inventory transfers as inter-segment revenue and cost of sales. As a result, the Group revised its policy for recording inventory transfers from the Pactiv Foodservice segment to the Reynolds Consumer Products segment to present the transfers as inter-segment revenue effective in the first quarter of 2012. Prior to this, inter-segment inventory transfers had been recorded within the combined businesses' shared balance sheet and not as inter-segment revenue. To conform to the current period presentation, information with respect to business segment reporting as presented for the three and nine month periods ended September 30, 2011 has been revised for the Pactiv Foodservice segment. As a result of this revision, inter-segment revenue of the Pactiv Foodservice segment increased by $120 million and $380 million for the three and nine month periods ended September 30, 2011, respectively, with corresponding increases in the corporate inter-segment revenue elimination. The revision had no impact on segment gross profit, profit from operating activities, EBITDA, Adjusted EBITDA and net loss for the three and nine month periods ended September 30, 2011, and no impact on the interim unaudited combined condensed statement of cash flows for the nine month period ended September 30, 2011.
During the three month period ended June 30, 2012, the Group made an adjustment to correct for the overstatement of a deferred tax liability. The liability should have been offset against existing unrecognized deferred tax assets within the same jurisdiction from the date certain Luxembourg entities elected to file a consolidated return in the fourth quarter of 2010. The adjustment increased income tax benefit and net profit by $3 million for the nine month period ended September 30, 2012. The adjustment had no impact on EBITDA and Adjusted EBITDA for the three and nine month periods ended September 30, 2012 and had no impact on the statement of cash flows for the nine month period ended September 30, 2012. The adjustment did not have a material impact on any current or previously reported financial statements.
During the three month period ended June 30, 2012, the SIG segment made two cumulative adjustments to correct for the accounting for costs incurred during the construction of aseptic filler machines. In the period since May 2007, certain period costs were inappropriately capitalized rather than expensed as incurred. In addition, $27 million of cumulative expenses incorrectly recognized in cost of sales have been reclassified into general and administration. The adjustments reduced the SIG segment's and the Group's net income and EBITDA by $4 million and $10 million, respectively, for the nine month period ended September 30, 2012. There was no impact on Adjusted EBITDA. The adjustments reduced non-current assets and net deferred tax liabilities by $7 million and $2 million, respectively, as of September 30, 2012 and had no impact on the statement of cash flows for the nine month period ended September 30, 2012. The adjustments did not have a material impact on any current or previously reported financial statements.
During the three month period ended September 30, 2011, the Group made an adjustment to correct an understatement of the pension plan asset for one of the SIG segment's defined benefit pension plans. The understated pension plan existed from the date of acquisition of the SIG segment in May 2007. This adjustment reduced net income in the Corporate/Unallocated segment by $6 million in the three and nine month periods ended September 30, 2011, and reduced goodwill by $53 million, increased other non-current assets by $56 million and increased deferred income tax liabilities by $9 million as of September 30, 2011. This adjustment had no effect on the statement of cash flows and no effect on the Group's Adjusted EBITDA for the three and nine month periods ended September 30, 2011, nor any previously reported period. Further, the plan asset understatement did not have a material impact on any current or previously reported financial statements.
2.6    Accounting policies and recently issued accounting pronouncements
The accounting policies applied by the Group in the interim unaudited combined condensed financial statements are consistent with those applied by the Group in its annual financial statements for the year ended December 31, 2011.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

Recently Issued Accounting Pronouncements
There have been no issued accounting pronouncements during the nine month period ended September 30, 2012 that significantly impact the Group.
As detailed in the Group's financial statements for the year ended December 31, 2011, revised IAS 19 "Employee Benefits" will be effective January 1, 2013. At that time, the Group will be required to cease using the corridor method of accounting for defined benefit pension plans and certain other post-employment benefit plans. With the assistance of external actuaries, the Group is in the process of quantifying the impact of this required change in accounting policy. The removal of the corridor method will require the recognition of $484 million of additional liabilities for the Group's pension plans on the statement of financial position as of December 31, 2011. Under the new accounting requirements, the earnings on plan assets are capped at long-term bond rates used in determining the discount rate. This is expected to reduce the Group's reported profit after tax. Efforts are ongoing to quantify this impact. As required by the Group's borrowing agreements, the measurements in the Group's financial covenants will continue to be performed using historical accounting policies.
Other than the item noted above, there have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual financial statements for the year ended December 31, 2011.

3.    Use of estimates and judgments
In the preparation of the interim unaudited combined condensed financial statements, the Directors and management have made certain estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.
The key assumptions concerning the future and other key sources of uncertainty in respect of estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:
3.1    Impairment of assets

(a)	Goodwill and indefinite life intangible assets
Goodwill and indefinite life intangibles are tested for impairment on an annual basis or when there is an indication of impairment. Determining whether goodwill and indefinite life intangible assets are impaired requires estimation of the recoverable values of the cash generating units (“CGU”) to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell or on value in use (as appropriate for the CGU being reviewed). Significant judgment is involved in estimating the fair value of a CGU. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.
The determination of the existence of an indicator of impairment requires significant judgment. When completing this evaluation, the Group considers a range of factors that influence the future maintainable earnings of the CGU. External factors considered include items such as changes in the technological, market, economic or legal environment in which the CGU operates. Internal factors include items such as operating efficiencies and cost structure that impact net cash flows or operating profit.
Upon finalization of purchase accounting and final allocation of goodwill to the Graham Packaging segment, the Group performed an initial impairment analysis with respect to the carrying value of goodwill for the Graham Packaging segment.  As a result of this initial test, which was completed within one year of the anniversary of the acquisition, no impairment charge was identified.

(b)	Other assets
Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group’s intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.
3.2    Income taxes

The Group is subject to income taxes in multiple jurisdictions which require significant judgment to be exercised in determining the Group’s provision for income taxes. There are a number of transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Current tax liabilities and assets are recognized at the amount expected to be paid to or recovered from the taxation authorities. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

3.3    Finalization of provisional acquisition accounting

Following a business combination, the Group has a period of not more than 12 months from the date of acquisition to finalize the acquisition date fair values of acquired assets and liabilities, including the valuations of identifiable intangible assets and property, plant and equipment.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

The determination of fair value of acquired identifiable intangible assets and property, plant and equipment involves a variety of assumptions, including estimates associated with useful lives. In accordance with the accounting policy described in note 3.1(a) of the annual financial statements of the Group for the year ended December 31, 2011, any adjustments on finalization of the preliminary purchase accounting are recognized retrospectively to the date of acquisition.

4.    Seasonality and Working Capital Fluctuations

Our business is impacted by seasonal fluctuations.

SIG
SIG's operations are moderately seasonal. SIG's customers are principally engaged in providing products such as beverages and food that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.
Evergreen
Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.
Closures
Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales in the second and third quarters in the Northern Hemisphere, which represented 83% of Closures' total revenue in 2011, and in the fourth and first quarters in the Southern Hemisphere, which represented 17% of Closures' total revenue in 2011.
Reynolds Consumer Products
Reynolds Consumer Products' operations are moderately seasonal based on the different product lines. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday season. Sales of waste and storage products are typically higher in the second half of the year.
Pactiv Foodservice
Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest, and the holiday season lead to increased consumption. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.
Graham Packaging
Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically the business begins to build inventory in the first and early second quarters to prepare for the summer demand.

5.    Financial risk management

5.1     Financial risk factors

Exposure to market risk (including currency risk, interest rate risk and commodity prices), credit risk and liquidity risk arises in the normal course of the Group’s business. During the nine month period ended September 30, 2012, the Group continued to apply the risk management objectives and policies which were disclosed in the annual financial statements of the Group for the year ended December 31, 2011.

The interim unaudited combined condensed financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2011.

5.2     Liquidity risk

As described in note 14, during the nine month period ended September 30, 2012, the Group issued the February 2012 Senior Notes, the September 2012 Senior Secured Notes, and refinanced the August 2011 Credit Agreement. As a result of the notes issuance and other changes in borrowings, the Group’s contractual cash flows related to total borrowings as of September 30, 2012 are as follows:

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

(In $ million)	Total debt and interest	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2012 *	27,916	1,646	2,733	4,702	18,835

As of December 31, 2011 *	26,635	1,878	3,453	5,841	15,463

*	The interest rates on the floating rate debt balances have been assumed to be the same as the rates as of September 30, 2012 and December 31, 2011, respectively.

Trade and other payables that are due for payment in less than one year were $1,874 million and $1,749 million as of September 30, 2012 and December 31, 2011, respectively.

Refer to note 20 for additional changes in the contractual cash flows of the Group's other financial liabilities.

5.3    Fair value measurements recognized in the statements of comprehensive income

The following table sets out an analysis of the Group’s financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of September 30, 2012
Financial assets and liabilities at fair value through profit or loss
Derivative financial assets (liabilities)
Commodity derivatives, net	—	2	—	2
Embedded derivatives	—	191	—	191
Total	—	193	—	193
As of December 31, 2011
Financial assets and liabilities at fair value through profit or loss
Derivative financial assets (liabilities)
Commodity derivatives, net	—	(15)	—	(15)
Embedded derivatives	—	122	—	122
Total	—	107	—	107

There were no transfers between any levels during the nine month period ended September 30, 2012. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these assets.

6.	Segment reporting
The Group’s reportable business segments are as follows:

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags, and disposable tableware and cookware.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers.

•
Graham Packaging — Graham Packaging manufactures value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging was acquired on September 8, 2011 (refer to note 18).

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.
The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses and income tax benefit and expense.
The performance of the operating segments is assessed by the Chief Operating Decision Maker based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.
Inter-segment pricing is determined with reference to prevailing market prices on an arm’s-length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales to Pactiv Foodservice which are sold at cost.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

Business segment reporting

	For the three month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Total external revenue	519	395	320	615	859	746	—	3,454
Total inter-segment revenue	—	23	3	36	112	—	(174)	—
Total segment revenue	519	418	323	651	971	746	(174)	3,454
Gross profit	131	59	65	175	150	67	3	650
Expenses and other income	(31)	(16)	(31)	(48)	(79)	(57)	1	(261)
Share of profit of associates and joint ventures	7	—	—	—	—	—	—	7
Earnings before interest and tax (“EBIT”)	107	43	34	127	71	10	4	396
Financial income								54
Financial expenses								(636)
Loss before income tax								(186)
Income tax benefit								86
Loss after income tax								(100)

Earnings before interest and tax (“EBIT”)	107	43	34	127	71	10	4	396
Depreciation and amortization	51	14	18	33	75	97	—	288
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	158	57	52	160	146	107	4	684

Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the three month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	158	57	52	160	146	107	4	684
Included in EBITDA:
Asset impairment charges	—	—	—	—	6	3	—	9
Business acquisition and integration costs	—	—	—	—	2	5	—	7
Business interruption costs (recoveries)	—	—	1	—	—	—	—	1
Equity method profit not distributed in cash	(5)	—	—	—	—	—	—	(5)
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	1	—	—	1
Non-cash pension income	—	—	—	—	—	—	(12)	(12)
Operational process engineering-related consultancy costs	—	—	—	1	3	—	5	9
Restructuring costs (recoveries)	—	1	—	—	2	1	(1)	3
SEC registration costs	—	—	—	—	—	—	1	1
Unrealized gain on derivatives	(8)	(1)	—	(15)	(1)	—	—	(25)
VAT and customs duties on historical imports	(1)	—	—	—	—	—	—	(1)
Other	—	—	1	—	(3)	—	—	(2)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	144	57	54	146	156	116	(3)	670

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the nine month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Total external revenue	1,506	1,175	956	1,816	2,547	2,357	—	10,357
Total inter-segment revenue	—	61	10	77	358	—	(506)	—
Total segment revenue	1,506	1,236	966	1,893	2,905	2,357	(506)	10,357
Gross profit	380	172	182	502	463	228	1	1,928
Expenses and other income	(198)	(45)	(93)	(178)	(194)	(197)	(11)	(916)
Share of profit of associates and joint ventures	18	1	—	—	—	—	—	19
Earnings before interest and tax (“EBIT”)	200	128	89	324	269	31	(10)	1,031
Financial income								47
Financial expenses								(1,304)
Loss before income tax								(226)
Income tax benefit								128
Loss after income tax								(98)

Earnings before interest and tax (“EBIT”)	200	128	89	324	269	31	(10)	1,031
Depreciation and amortization	162	42	54	97	213	288	—	856
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	362	170	143	421	482	319	(10)	1,887

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the nine month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	362	170	143	421	482	319	(10)	1,887
Included in EBITDA:
Asset impairment charges	—	—	—	—	11	15	—	26
Business acquisition and integration costs	—	—	—	2	18	14	3	37
Business interruption costs (recoveries)	—	—	1	—	—	—	—	1
Equity method profit not distributed in cash	(12)	—	—	—	—	—	—	(12)
Fixed asset write-down	10	—	—	—	—	—	—	10
Gain on sale of businesses	—	—	—	—	(66)	—	—	(66)
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	11	—	—	11
Non-cash inventory charge	—	—	—	3	6	—	—	9
Non-cash pension income	—	—	—	—	—	—	(37)	(37)
Operational process engineering-related consultancy costs	1	—	—	1	11	—	5	18
Restructuring costs (recoveries)	19	1	1	—	3	25	(1)	48
SEC registration costs	—	—	—	—	—	—	7	7
Unrealized (gain) loss on derivatives	(2)	(3)	1	(11)	(2)	—	—	(17)
VAT and customs duties on historical imports	(1)	—	—	—	—	—	—	(1)
Other	(1)	—	1	—	(5)	—	—	(5)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	376	168	147	416	469	373	(33)	1,916
Segment assets as of September 30, 2012	3,219	2,334	1,886	5,094	6,194	5,669	(1,833)	22,563

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the three month period ended September 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Total external revenue	512	405	352	613	931	256	—	3,069
Total inter-segment revenue	—	13	3	13	130	—	(159)	—
Total segment revenue	512	418	355	626	1,061	256	(159)	3,069
Gross profit	99	66	59	144	152	(1)	(3)	516
Expenses and other income	(61)	(14)	(27)	(78)	(103)	(29)	17	(295)
Share of profit of associates and joint ventures	5	1	—	—	—	—	—	6
Earnings before interest and tax (“EBIT”)	43	53	32	66	49	(30)	14	227
Financial income								2
Financial expenses								(523)
Loss before income tax								(294)
Income tax benefit								7
Loss after income tax								(287)

Earnings before interest and tax (“EBIT”)	43	53	32	66	49	(30)	14	227
Depreciation and amortization	67	15	20	39	75	32	—	248
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	110	68	52	105	124	2	14	475

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

†	The inter-segment revenue for the three month period ended September 30, 2011 has been revised to conform to the presentation of the three month period ended September 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the three month period ended September 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	110	68	52	105	124	2	14	475
Included in EBITDA:
Asset impairment charges	—	—	—	—	4	—	—	4
Business acquisition and integration costs	—	—	—	3	15	1	2	21
Business interruption costs	2	—	—	—	—	—	—	2
Change of control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(3)	(1)	—	—	—	—	—	(4)
Gain on modification of plan benefits	—	—	—	—	—	—	(18)	(18)
Impact of purchase price accounting on inventories	—	—	—	—	—	26	—	26
Non-cash pension income	—	—	—	1	1	—	(6)	(4)
Operational process engineering-related consultancy costs	—	—	—	10	3	—	—	13
Restructuring costs	—	—	2	2	7	—	1	12
SEC registration costs	—	—	—	—	—	—	1	1
Unrealized loss on derivatives	—	1	2	12	2	—	—	17
VAT and customs duties on historical imports	6	—	—	—	—	—	—	6
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	115	68	56	133	156	41	(6)	563

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

†	The inter-segment revenue for the three month period ended September 30, 2011 has been revised to conform to the presentation of the three month period ended September 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the nine month period ended September 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Total external revenue	1,498	1,168	1,017	1,808	2,532	256	—	8,279
Total inter-segment revenue	—	29	9	43	407	—	(488)	—
Total segment revenue	1,498	1,197	1,026	1,851	2,939	256	(488)	8,279
Gross profit	309	161	161	427	395	(1)	(3)	1,449
Expenses and other income	(185)	(43)	(69)	(214)	(307)	(29)	(11)	(858)
Share of profit of associates and joint ventures	13	1	—	—	—	—	—	14
Earnings before interest and tax (“EBIT”)	137	119	92	213	88	(30)	(14)	605
Financial income								19
Financial expenses								(1,086)
Loss before income tax								(462)
Income tax benefit								67
Loss after income tax								(395)

Earnings before interest and tax (“EBIT”)	137	119	92	213	88	(30)	(14)	605
Depreciation and amortization	193	45	58	112	214	32	—	654
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	330	164	150	325	302	2	(14)	1,259

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

†	The inter-segment revenue for the nine month period ended September 30, 2011 has been revised to conform to the presentation of the nine month period ended September 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the nine month period ended September 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	330	164	150	325	302	2	(14)	1,259
Included in EBITDA:
Asset impairment charges	4	—	—	—	6	—	—	10
Business acquisition and integration costs	—	—	—	3	27	1	25	56
Business interruption costs (recoveries)	2	—	1	(1)	—	—	—	2
Change of control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(7)	(2)	—	—	—	—	—	(9)
Gain on modification of plan benefits	—	—	—	—	—	—	(18)	(18)
Gain on sale of businesses	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventories	—	—	—	—	6	26	—	32
Non-cash inventory charge	—	—	—	1	2	—	—	3
Non-cash pension expense (income)	—	—	—	2	3	—	(36)	(31)
Operational process engineering-related consultancy costs	—	—	—	19	12	—	3	34
Restructuring costs	1	—	3	11	46	—	19	80
SEC registration costs	—	—	—	—	—	—	2	2
Unrealized loss on derivatives	—	—	1	22	3	—	—	26
VAT and customs duties on historical imports	6	—	—	—	—	—	—	6
Other	—	—	—	—	(1)	—	—	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	336	162	150	382	406	41	(19)	1,458
Segment assets as of December 31, 2011‡	3,218	1,398	1,774	4,916	5,892	5,755	(1,318)	21,635

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 and as of December 31, 2011 have been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

†	The inter-segment revenue for the nine month period ended September 30, 2011 has been revised to conform to the presentation of the nine month period ended September 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

7.	Other income

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2012	2011	2012	2011
Gain on sale of businesses	—	—	66	5
Income from facility management	—	3	1	9
Income from miscellaneous services	2	—	6	—
Rental income from investment properties	—	2	1	5
Royalty income	1	2	3	3
Sale of by-products	6	8	19	23
Unrealized gains on derivatives	25	—	17	—
Other	8	9	15	23
Total other income	42	24	128	68

During the nine month period ended September 30, 2012, the Group sold the Pactiv Foodservice laminating operations in Louisville, Kentucky. Cash proceeds from the sale were $80 million (subject to customary post-closing working capital adjustments) resulting in a gain on sale of $66 million.

8.	Other expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2012	2011	2012	2011
Asset impairment charges	(9)	(4)	(26)	(10)
Business acquisition and integration costs	(7)	(21)	(37)	(56)
Business interruption costs	(1)	(2)	(1)	(2)
Loss on sale of property, plant and equipment	(3)	—	—	—
Manufacturing plant fire, net of insurance recoveries	—	—	(10)	—
Net foreign currency exchange loss	(1)	(3)	(6)	(10)
Operational process engineering-related consultancy costs	(4)	(13)	(13)	(34)
Restructuring costs	(3)	(12)	(47)	(80)
SEC registration costs	(1)	(1)	(7)	(2)
Unrealized losses on derivatives	—	(17)	—	(26)
VAT and customs duties on historical imports	—	(6)	1	(6)
Other	—	1	(1)	2
Total other expenses	(29)	(78)	(147)	(224)

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

9.Financial income and expenses

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2012	2011	2012	2011
Interest income		2	2	5	5
Net gain in fair values of derivatives		—	—	40	—
Net foreign currency exchange gain		52	—	2	14
Financial income		54	2	47	19
Interest expense:
August 2011 Credit Agreement		(73)	(45)	(225)	(90)
2009 Credit Agreement		—	—	—	(29)
February 2012 Senior Notes		(14)	—	(60)	—
August 2011 Notes		(72)	(31)	(180)	(31)
February 2011 Notes		(38)	(38)	(116)	(101)
October 2010 Notes		(62)	(60)	(191)	(181)
May 2010 Senior Notes		(21)	(22)	(67)	(65)
2009 Senior Secured Notes		(33)	(38)	(99)	(111)
2007 Notes		(24)	(28)	(75)	(83)
Pactiv 2012 Notes		—	(4)	(3)	(11)
Pactiv 2017 Notes		(6)	(6)	(18)	(18)
Pactiv 2018 Notes		—	—	(1)	(1)
Pactiv 2025 Notes		(5)	(5)	(16)	(16)
Pactiv 2027 Notes		(4)	(4)	(12)	(12)
Graham Packaging 2014 Notes		—	(3)	(7)	(3)
Graham Packaging 2017 Notes		—	(2)	—	(2)
Graham Packaging 2018 Notes		—	(2)	—	(2)
Related party borrowings		—	—	(1)	(1)
Amortization of:
Debt issuance costs:
August 2011 Credit Agreement		(2)	(1)	(6)	(2)
February 2012 Senior Notes		(1)	—	(2)	—
August 2011 Notes		(2)	(1)	(5)	(1)
February 2011 Notes		(1)	(1)	(2)	(2)
October 2010 Notes		(3)	(2)	(7)	(7)
May 2010 Senior Notes		(1)	(1)	(3)	(2)
2009 Senior Secured Notes		(2)	(2)	(6)	(6)
2007 Notes		(1)	(1)	(3)	(3)
Fair value adjustment on acquired notes		1	3	2	7
Original issue discounts(a)		(2)	(1)	(6)	(2)
Embedded derivatives		3	2	6	5
Debt commitment letter fees(c)		—	(43)	—	(68)
Credit agreement amendment fees		—	(11)	—	(11)
Net loss in fair values of derivatives		(83)	(25)	—	(95)
Net foreign currency exchange loss		—	(138)	—	—
Loss on extinguishment of debt(a)		(158)	(5)	(159)	(129)
Fair value adjustment on the 2009 Senior Secured Notes (Dollar)(b)		(26)	—	(26)	—
Other		(6)	(8)	(16)	(13)
Financial expenses		(636)	(523)	(1,304)	(1,086)
Net financial expenses		(582)	(521)	(1,257)	(1,067)

(a)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transactions costs.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

(b)	The fair value adjustment on the remaining 2009 Senior Secured Notes (Dollar) includes a $13 million redemption premium and $13 million of accelerated amortization of transaction costs.

(c)
A debt commitment letter to fund the Graham Packaging acquisition (refer to note 18) resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the August 2011 Credit Agreement were used to finance the Graham Packaging acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed the full amount of the fees during the nine month period ended September 30, 2011.

Refer to note 14 for information on the Group's borrowings.

10.    Income tax

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2012	2011	2012	2011
Reconciliation of effective tax rate
Loss before income tax	(186)	(294)	(226)	(462)
Income tax benefit using the New Zealand tax rate of 28%	52	82	63	129
Effect of tax rate differences in foreign jurisdictions	26	12	40	37
Effect of tax rates in state and local tax	4	4	3	8
Non-deductible expenses and permanent differences	27	(43)	(6)	(50)
Withholding tax	(4)	(1)	(15)	(10)
Tax benefit of alternative fuel mixture credits	—	—	96	—
Tax rate modifications	1	3	—	—
Recognition of previously unrecognized tax losses and temporary differences	—	(6)	—	1
Unrecognized tax losses and temporary differences	(24)	(47)	(63)	(48)
Tax uncertainties	3	4	7	3
Controlled foreign corporation tax	—	(1)	—	(1)
Other	—	(1)	2	(2)
Over (under) provided in prior periods	1	1	1	—
Total income tax benefit	86	7	128	67

In May 2012, the Evergreen segment submitted a refund claim to the Internal Revenue Service ("IRS") to exclude $235 million of Alternative Fuel Mixture Credits from 2009 taxable income. The refund claim was submitted to the IRS in the course of Evergreen's 2009 federal tax examination. In the same month, Evergreen received a Notice of Proposed Adjustment from the IRS, allowing the refund claim in full. As a result, the Group recognized $96 million of tax benefit in the nine month period ended September 30, 2012. The Group's current income tax receivable increased by $13 million and net U.S. deferred tax liability decreased by $83 million as a result of the recognition of this tax benefit.

11.    Inventories

(In $ million)	As of September 30, 2012	As of December 31, 2011
Raw materials and consumables	481	556
Work in progress	215	227
Finished goods	959	898
Engineering and maintenance materials	149	152
Provision against inventories	(68)	(69)
Total inventories	1,736	1,764

During the three and nine month periods ended September 30, 2012, the raw materials elements of inventory recognized as a component of cost of sales totaled $1,553 million and $4,752 million, respectively (three and nine month periods ended September 30, 2011: $1,418 million and $3,762 million, respectively).

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

12.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
Cost	235	1,029	4,342	351	391	25	6,373
Accumulated depreciation	—	(249)	(1,535)	—	(195)	(3)	(1,982)
Accumulated impairment losses	—	(2)	(21)	—	—	—	(23)
Balance as of September 30, 2012	235	778	2,786	351	196	22	4,368
Cost	239	1,019	4,041	341	334	28	6,002
Accumulated depreciation	—	(178)	(1,112)	—	(156)	(4)	(1,450)
Accumulated impairment losses	(2)	—	(4)	—	—	—	(6)
Balance as of December 31, 2011	237	841	2,925	341	178	24	4,546
The total depreciation charge of $201 million and $584 million for the three and nine month periods ended September 30, 2012, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $195 million, nine month period: $565 million), selling, marketing and distribution expenses (three month period: $1 million, nine month period: $3 million) and general and administration expenses (three month period: $5 million, nine month period: $16 million). The total depreciation charge of $166 million and $432 million for the three and nine month periods ended September 30, 2011, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $160 million, nine month period: $414 million), selling, marketing and distribution expenses (three month period: $1 million, nine month period: $3 million) and general and administration expenses (three month period: $5 million, nine month period: $15 million).
During the three and nine month periods ended September 30, 2012, $4 million and $25 million, respectively, of impairment charges were recognized (three and nine month periods ended September 30, 2011: $4 million and $6 million, respectively).
The Group leases plant and equipment under finance leases. The leased plant and equipment secures the lease obligations.
Refer to note 14 for details of security granted over property, plant and equipment and other assets.

13.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
Cost	6,313	2,060	3,777	883	218	13,251
Accumulated amortization	—	(33)	(619)	(192)	(94)	(938)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Balance as of September 30, 2012	6,313	2,027	3,158	691	122	12,311
Cost	6,297	2,058	3,768	1,082	241	13,446
Accumulated amortization	—	(24)	(447)	(321)	(109)	(901)
Balance as of December 31, 2011	6,297	2,034	3,321	761	132	12,545
The total amortization charge of $87 million and $272 million for the three and nine month periods ended September 30, 2012, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $27 million, nine month period: $80 million) and general and administration expenses (three month period: $60 million, nine month period: $192 million). The total amortization charge of $82 million and $221 million for the three and nine month periods ended September 30, 2011, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $24 million, nine month period: $66 million) and general and administration expenses (three month period: $58 million, nine month period: $155 million).
13.1    Impairment testing for CGUs containing indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangible assets with indefinite useful lives and  are therefore not subject to amortization. Instead, they are tested for impairment at least annually as well as whenever there is an indication that they may be impaired. There were no indicators of impairment as of September 30, 2012.

At December 31, 2011, the Group did not perform a formal impairment test with respect to the indefinite life identifiable intangible assets and goodwill arising from the Graham Packaging Acquisition due to the proximity of the acquisition date to the statement of financial position date. However, the Group did perform procedures to determine whether there were triggering events that would indicate the goodwill and indefinite life identifiable intangible assets were impaired. In undertaking these procedures, the Group considered whether qualitative and quantitative factors indicated that an impairment triggering event had occurred. These factors included consideration of the forecasted 2012 Graham Packaging operation's EBITDA, expected future cost savings and general economic conditions compared to similar factors assessed as part of the Graham

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

Packaging acquisition. The assessments concluded that no impairment triggers existed and, as a result, no impairment existed with respect to the goodwill and indefinite life identifiable intangible assets as of December 31, 2011.

As of September 30, 2012, the goodwill and indefinite life identifiable intangible assets acquired as a result of the Graham Packaging acquisition have been finalized, including the allocation of $140 million of goodwill to other business segments from the procurement synergies as a result of integrating the Graham Packaging business into the Group (refer to note 18).

The Group was required to perform an initial impairment analysis with respect to the carrying value of goodwill and other identifiable intangible assets with indefinite useful lives within the one year anniversary of the acquisition.  As a result of this analysis, there was no impairment in respect of the allocated goodwill or indefinite life identifiable intangible assets.

The impairment testing for Graham Packaging's goodwill and indefinite life identifiable intangible assets was performed by comparing the segment's estimated fair value less cost to sell to the carrying value of net assets.  The estimated fair value was determined using forecasted Adjusted EBITDA expected to be generated multiplied by an earnings capitalization rate (“earnings multiple”). The values assigned to key assumptions represent management's assessment of future trends in the segment's industry and were based on both external and internal sources. The forecasted Adjusted EBITDA was prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. In order to achieve the synergies and cost savings included in the forecasted Adjusted EBITDA, the Group expects to incur cash outlays of approximately $75 million by the end of 2013, of which $36 million have been incurred from the date of acquisition through September 30, 2012. The forecasted Adjusted EBITDA was subject to review by the Group's CODM. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiple applied was 8.5x. Costs to sell were estimated to be 2% of the fair value. No impairment charge was incurred as a result of such test.

If the forecasted Adjusted EBITDA or the earnings multiples used in calculating fair value less costs to sell had been 9% lower than those used in the impairment assessment, no impairment would need to be recognized.

The Group also performed procedures to determine whether there were any indicators that the goodwill from other business segments was impaired as a result of the allocation from the procurement synergies resulting from the Graham Packaging acquisition. In undertaking these procedures, the Group considered whether qualitative and quantitative factors indicated that an impairment triggering event had occurred. These factors included the reviews of the business segment's financial position and Adjusted EBITDA performance against the forecast used in the goodwill impairment analysis as of December 31, 2011. The assessments concluded that no impairment triggers existed in other business segments and, as a result, no impairment existed with respect to the goodwill and indefinite life identifiable intangible assets as of September 30, 2012.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

14.    Borrowings

(In $ million)	Note	As of September 30, 2012	As of December 31, 2011
September 2012 Credit Agreement(a)(w)		26	—
2009 Senior Secured Notes(l)(y)		360	—
August 2011 Credit Agreement(b)(x)		—	247
Pactiv 2012 Notes(o)(aa)		—	253
Other borrowings(ac)		6	20
Current borrowings		392	520
September 2012 Credit Agreement(a)(w)		2,584	—
August 2011 Credit Agreement(b)(x)		—	4,243
September 2012 Senior Secured Notes(c)(y)		3,221	—
February 2012 Senior Notes(d)(y)		9	—
August 2011 Senior Secured Notes(e)(y)		1,470	1,468
August 2011 Senior Notes(f)(y)		2,188	972
February 2011 Senior Secured Notes(g)(y)		997	999
February 2011 Senior Notes(h)(y)		995	993
October 2010 Senior Secured Notes(i)(y)		1,475	1,473
October 2010 Senior Notes(j)(y)		1,469	1,466
May 2010 Senior Notes(k)(y)		983	980
2009 Senior Secured Notes(l)(y)		571	1,642
2007 Senior Notes(m)(z)		609	606
2007 Senior Subordinated Notes(n)(z)		531	530
Pactiv 2017 Notes(p)(aa)		312	314
Pactiv 2018 Notes(q)(aa)		17	17
Pactiv 2025 Notes(r)(aa)		269	269
Pactiv 2027 Notes(s)(aa)		197	197
Graham Packaging 2014 Notes(t)(ab)		—	367
Graham Packaging 2017 Notes(u)(ab)		—	14
Graham Packaging 2018 Notes(v)(ab)		—	19
Related party borrowings	17	16	39
Other borrowings(ac)		25	33
Non-current borrowings		17,938	16,641
Total borrowings		18,330	17,161

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

(In $ million)	As of September 30, 2012	As of December 31, 2011
(a) September 2012 Credit Agreement (current and non-current)	2,623	—
Debt issuance costs	(13)	—
Carrying amount	2,610	—
(b) August 2011 Credit Agreement (current and non-current)	—	4,574
Debt issuance costs	—	(65)
Original issue discount	—	(19)
Carrying amount	—	4,490
(c) September 2012 Senior Secured Notes	3,250	—
Debt issuance costs	(51)	—
Embedded derivative	22	—
Carrying amount	3,221	—
(d) February 2012 Senior Notes	9	—
Debt issuance costs	—	—
Embedded derivative	—	—
Carrying amount	9	—
(e) August 2011 Senior Secured Notes	1,500	1,500
Debt issuance costs	(31)	(33)
Original issue discount	(10)	(11)
Embedded derivative	11	12
Carrying amount	1,470	1,468
(f) August 2011 Senior Notes	2,241	1,000
Debt issuance costs	(58)	(27)
Original issue discount	(6)	(7)
Embedded derivative	11	6
Carrying amount	2,188	972
(g) February 2011 Senior Secured Notes	1,000	1,000
Debt issuance costs	(14)	(15)
Embedded derivative	11	14
Carrying amount	997	999
(h) February 2011 Senior Notes	1,000	1,000
Debt issuance costs	(15)	(17)
Embedded derivative	10	10
Carrying amount	995	993
(i) October 2010 Senior Secured Notes	1,500	1,500
Debt issuance costs	(33)	(35)
Embedded derivative	8	8
Carrying amount	1,475	1,473
(j) October 2010 Senior Notes	1,500	1,500
Debt issuance costs	(39)	(43)
Embedded derivative	8	9
Carrying amount	1,469	1,466
(k) May 2010 Senior Notes	1,000	1,000
Debt issuance costs	(25)	(28)
Embedded derivative	8	8
Carrying amount	983	980
(l) 2009 Senior Secured Notes (current and non-current)	930	1,707
Debt issuance costs	(8)	(59)
Original issue discount	(5)	(17)
Embedded derivative	1	11
Redemption premium	13	—
Carrying amount	931	1,642

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

(In $ million)	As of September 30, 2012	As of December 31, 2011
(m) 2007 Senior Notes	621	621
Debt issuance costs	(12)	(15)
Carrying amount	609	606
(n) 2007 Senior Subordinated Notes	543	544
Debt issuance costs	(12)	(14)
Carrying amount	531	530
(o) Pactiv 2012 Notes	—	249
Fair value adjustment at acquisition	—	4
Carrying amount	—	253
(p) Pactiv 2017 Notes	300	300
Fair value adjustment at acquisition	12	14
Carrying amount	312	314
(q) Pactiv 2018 Notes	16	16
Fair value adjustment at acquisition	1	1
Carrying amount	17	17
(r) Pactiv 2025 Notes	276	276
Fair value adjustment at acquisition	(7)	(7)
Carrying amount	269	269
(s) Pactiv 2027 Notes	200	200
Fair value adjustment at acquisition	(3)	(3)
Carrying amount	197	197
(t) Graham Packaging 2014 Notes	—	355
Fair value adjustment at acquisition	—	5
Embedded derivative	—	7
Carrying amount	—	367
(u) Graham Packaging 2017 Notes	—	14
Carrying amount	—	14
(v) Graham Packaging 2018 Notes	—	19
Carrying amount	—	19

(w)         September 2012 Credit Agreement

Reynolds Group Holdings Limited ("RGHL") and certain members of the Group are parties to an amended and restated senior secured credit agreement dated September 28, 2012 (the “September 2012 Credit Agreement”), which amended and restated the terms of the August 2011 Credit Agreement (as defined below). The September 2012 Credit Agreement comprises the following term and revolving tranches:

			Original	Value drawn or utilized at	Applicable interest rate as of
			facility value	September 30, 2012	September 30, 2012
	Currency	Maturity date	(in million)	(in million)
Term Tranches
U.S. Term Loan	$	September 28, 2018	2,235	2,235	4.750%
European Term Loan	€	September 28, 2018	300	300	5.000%
Revolving Tranches (1)
Revolving Tranche	$	November 5, 2014	120	78	—
Revolving Tranche	€	November 5, 2014	80	15	—

(1)     The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On September 27, 2012, $500 million of the Tranche C U.S. Term Loan under the August 2011 Credit Agreement was repaid.

On September 28, 2012, $2,235 million and €300 million of term loans were drawn under the September 2012 Credit Agreement. These proceeds, together with a portion of the proceeds of the September 2012 Senior Secured Notes (as defined below) and available cash of the Group, were used to fully repay and extinguish the remaining Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

August 2011 Credit Agreement and to pay fees and expenses in connection with the transaction. The remaining proceeds will be used for general corporate purposes.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the September 2012 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the September 2012 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the 2009 Senior Secured Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Secured Notes”).

Indebtedness under the September 2012 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing with the proceeds of secured term loans and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans commencing with the quarter ending December 31, 2012. Beginning with the fiscal year ending December 31, 2013, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the September 2012 Credit Agreement.

The September 2012 Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the September 2012 Credit Agreement. RGHL and the Group also have a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 33.3% or less of the adjusted consolidated total assets of RGHL and its subsidiaries, and the aggregate of the EBITDA of the non-guarantor companies is required to be 33.3% or less of the consolidated EBITDA of RGHL and its subsidiaries, in each case calculated in accordance with the September 2012 Credit Agreement and may differ from the measure of Adjusted EBITDA as disclosed in note 6.
As of September 30, 2012, RGHL and the Group were in compliance with all of the covenants.
(x)        August 2011 Credit Agreement

RGHL and certain members of the Group were parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the terms of the February 2011 Credit Agreement (as previously defined in the Group's financial statements for the year ended December 31, 2011). For the period January 1, 2012 until the refinancing of the August 2011 Credit Agreement on September 28, 2012, the applicable interest rates for the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement were 6.50%, 6.50% and 6.75%, respectively.

(y)        Notes outstanding

Certain of the Group's borrowings as of September 30, 2012 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15; commencing April 15, 2013
February 2012 Senior Notes(1)	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes(1)	$	August 9, 2011	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15
2009 Senior Secured Notes (Dollar)(2)	$	November 5, 2009	348	7.750%	October 15, 2016	April 15 and October 15
2009 Senior Secured Notes (Euro)	€	November 5, 2009	450	7.750%	October 15, 2016	April 15 and October 15

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

(1) Refer to “Additional information regarding the Notes” below for details of the exchange offer for the February 2012 Senior Notes and changes in the outstanding principal amount of the February 2012 Senior Notes and August 2011 Senior Notes.

(2) On September 28, 2012, the Reynolds Issuers repurchased $777 million aggregate principal amount of 2009 Senior Secured Notes (Dollar) pursuant to a tender offer for the 2009 Senior Secured Notes (Dollar). Refer to note 20 for a discussion of the redemption of the remaining outstanding principal amount of 2009 Senior Secured Notes (Dollar) on October 29, 2012.

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes." The 2009 Senior Secured Notes (Dollar) and the 2009 Senior Secured Notes (Euro) are collectively defined as the "2009 Senior Secured Notes."

Assets pledged as security for loans and borrowings

The shares in BP I have been pledged as collateral to support the obligations under the September 2012 Credit Agreement and the Secured Notes. In addition, BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the September 2012 Credit Agreement and the Secured Notes.

Terms governing the Notes

As used herein, “Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes, the May 2010 Senior Notes and the 2009 Senior Secured Notes, but not the 2007 Notes (as defined below).

Additional information regarding the Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the September 2012 Senior Secured Notes are substantively consistent with the other series of Notes (except for the February 2012 Senior Notes), which are unchanged from December 31, 2011.

On August 10, 2012, the Reynolds Issuers consummated an exchange offer and consent solicitation for the February 2012 Senior Notes whereby (i) $1,241 million aggregate principal amount of February 2012 Senior Notes was exchanged for a corresponding aggregate principal amount of additional August 2011 Senior Notes, and (ii) a majority of the holders of the February 2012 Senior Notes consented to the removal of certain indenture restrictions and other provisions with respect to the remaining $9 million aggregate principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation.

SEC registrations and exchange offers

The indenture governing the September 2012 Senior Secured Notes provides that if the Reynolds Issuers fail to file and have declared effective, by September 28, 2013, a registration statement with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, for a registered offer to exchange the September 2012 Senior Secured Notes for new registered notes having terms substantially identical to the terms of the original September 2012 Senior Secured Notes, the Reynolds Issuers will be required to pay additional interest on the September 2012 Senior Secured Notes effective 12 months from the date of issuance of the September 2012 Senior Secured Notes, up to a maximum of 1.00% per annum for 12 months. The Group has not filed a registration statement with the SEC with respect to the September 2012 Senior Secured Notes as of the date of these financial statements.

The indentures governing the other series of Notes have similar provisions. The registration statement with respect to the 2009 Senior Secured Notes, the May 2010 Senior Notes, the October 2010 Notes, the February 2011 Notes and the August 2011 Notes was declared effective by the SEC on June 25, 2012, and the exchange offer for the new notes closed on July 25, 2012. The registration statement with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and the exchange offer and consent solicitation for the new notes closed on August 10, 2012. The 2007 Notes were not covered by such registration statements or the exchange offers.

Additional interest on the February 2011 Notes commenced on February 1, 2012, and ended on July 25, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011, and ended on July 25, 2012. Additional interest on the May 2010 Senior Notes commenced on May 4, 2011, and ended on May 4, 2012. For the three and nine month periods ended September 30, 2012, the Group expensed additional interest of $1 million and $3 million, respectively, related to the February 2011 Notes, $2 million and $10 million, respectively, related to the October 2010 Notes and zero and $3 million, respectively, related to the May 2010 Senior Notes. As of September 30, 2012, the accrued additional interest related to these series of notes was $6 million.

(z)         2007 Notes
On June 29, 2007, BP II issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15.
The guarantee and security arrangements, indenture restrictions, and change of control provisions are unchanged from December 31, 2011.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

(aa)     Pactiv Notes
As of September 30, 2012, the Group had outstanding the following notes (defined below, and together the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15
The guarantee arrangements, indenture restrictions and redemption terms are unchanged from December 31, 2011.
During the nine month period ended September 30, 2012, the Group redeemed and discharged the Pactiv 2012 Notes (as previously defined in the Group's annual financial statements for the year ended December 31, 2011).
(ab)     Graham Packaging Notes
During the nine month period ended September 30, 2012, the Group redeemed and discharged the Graham Packaging Notes (as previously defined in the Group's annual financial statements for the year ended December 31, 2011).
(ac)     Other borrowings
As of September 30, 2012, in addition to the September 2012 Credit Agreement, the Notes, the 2007 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.
As of September 30, 2012, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the September 2012 Credit Agreement and the Secured Notes and by certain other assets. The local working capital facilities which are secured by the collateral under the September 2012 Credit Agreement and the Secured Notes rank pari passu with the obligations under the September 2012 Credit Agreement and under the Secured Notes. As of September 30, 2012, the secured facilities were utilized in the amount of $5 million (December 31, 2011: $25 million) in the form of letters of credit and bank guarantees.
Other borrowings as of September 30, 2012, also included finance lease obligations of $26 million (December 31, 2011: $28 million).

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

15.    Provisions

(In $ million)	Legal	Asset retirement obligations	Restructuring	Workers’ compensation	Other	Total
Current	7	2	37	26	20	92
Non-current	28	34	5	21	43	131
Balance as of September 30, 2012	35	36	42	47	63	223
Current	7	3	33	24	31	98
Non-current	33	30	3	26	42	134
Balance as of December 31, 2011	40	33	36	50	73	232

The restructuring actions across the Group have resulted in the recognition of $3 million and $48 million of restructuring expenses for the three and nine month periods ended September 30, 2012, respectively (three and nine month periods ended September 30, 2011: $12 million and $80 million, respectively). These restructuring expenses are primarily related to employee severance and have been or will be settled in cash.

Other provisions at September 30, 2012 included $15 million related to onerous lease provisions, $17 million related to warranty provisions and $7 million related to environmental remediation programs.

16.    Equity

16.1    Share capital

Beverage Packaging Holdings (Luxembourg) I S.A.

Number of shares	For the nine month period ended September 30, 2012	For the twelve month period ended December 31, 2011
Balance at the beginning of the period	13,063,527	13,063,527
Issue of shares	—	—
Balance	13,063,527	13,063,527
The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to BP I's residual assets in the event of a wind-up.
Beverage Packaging Holdings (Luxembourg) II S.A.

Number of shares	For the nine month period ended September 30, 2012	For the twelve month period ended December 31, 2011
Balance at the beginning of the period	1,000	1,000
Issue of shares	—	—
Balance	1,000	1,000
The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to BP II's residual assets in the event of a wind-up.
16.2    Other reserves
The interim unaudited combined condensed statement of financial position as of September 30, 2012 presents negative equity of $518 million compared to negative equity of $457 million as of December 31, 2011. Total equity has been reduced by the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Under the carry-over or book value method, the business combinations do not change the historical carrying value of the assets and liabilities of the businesses acquired. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity. As of September 30, 2012, the common control transactions had generated a reduction in equity of $1,561 million.
16.3    Dividends
There were no dividends declared or paid during the three and nine month periods ended September 30, 2012 or during the three and nine month periods ended September 30, 2011 by BP I or BP II.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

17.    Related parties

Parent and ultimate controlling party
The immediate parent of the Group is RGHL, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.
Related party transactions
The transactions and balances outstanding with joint ventures are with SIG Combibloc Obeikan FZCO, SIG Combibloc Obeikan Company Limited, Ducart Evergreen Packaging Ltd, and Banawi Evergreen Packaging Company Limited. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the three and nine month periods ended September 30, 2012 and 2011, are detailed below:

	Transaction values				Balances outstanding as of
	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2012	2011	2012	2011	September 30, 2012	December 31, 2011
Transactions with the immediate and ultimate parent companies
Loan payable to ultimate parent(a)	—	—	—	—	(16)	(16)
Transactions with joint ventures
Sale of goods(b)	54	32	134	100	43	31
Purchase of goods(b)	—	—	—	(4)	—	—
Transactions with other related parties
Trade receivables
BPC United States Inc.					—	4
Sale of services	—	1	—	2
Carter Holt Harvey Limited					—	—
Sale of goods	—	—	—	2
Carter Holt Harvey Packaging Pty Limited					—	—
Sale of goods	—	—	—	4
Carter Holt Harvey Pulp & Paper Limited					1	—
Sale of goods	1	—	2	2
FRAM Group Operations LLC					1	1
Recharges	1	—	2	—
United Components, Inc.					—	1
Trade payables
Carter Holt Harvey Limited					—	(1)
Purchase of goods	(3)	(2)	(8)	(7)
Carter Holt Harvey Pulp & Paper Limited					(3)	(5)
Purchase of goods	(7)	(9)	(22)	(29)
Rank Group Limited					(6)	(41)
Recharges(c)	(2)	(82)	(21)	(111)
Rank Group North America, Inc.					4	—
Recharges (d)	(2)	—	(16)	—
Loans payable
Reynolds Treasury (NZ) Limited(e)					—	(23)
Loan advanced	—	(25)	—	(25)
Interest expense	—	—	(1)	—
Evergreen Packaging New Zealand Limited					—	—
Transfer of tax losses	—	—	(3)	—
Reynolds Packaging Group (NZ) Limited					—	—
Transfer of tax losses	—	—	(7)	—

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

(a)
The advance due to RGHL accrued interest at a rate based on EURIBOR plus a margin of 2.375%. During the nine month period ended September 30, 2012, interest accrued at rates ranging from 3.03% to 3.72% (2011: 3.38% to 3.93%). The loan is subordinated to the obligations under the September 2012 Credit Agreement, the September 2012 Senior Secured Notes, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, and the 2009 Senior Secured Notes, and is subject to certain other payment restrictions, including in favor of the 2007 Notes under the terms of the inter-creditor arrangements.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

(d)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(e)
On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bore interest at the greater of 2% and the 3 month EURIBOR rate, plus 4.875%. The loan was repaid in June 2012.

18.    Business combinations

18.1    Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash. There is no contingent consideration payable.

Graham Packaging is a leading global supplier of value-added rigid plastic containers for the food, specialty beverage and consumer products markets.

Funding for the purchase of the shares, the repayment of $1,935 million of certain existing indebtedness of Graham Packaging and associated transaction costs was provided through the combination of the $1,500 million principal amount of the August 2011 Senior Secured Notes, a portion of the $1,000 million principal amount of the August 2011 Senior Notes, the $2,000 million principal amount of the August 2011 Credit Agreement and available cash.

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market-based valuation techniques. The following table presents the preliminary values previously reported as of September 8, 2011, and any adjustments made to those values:

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

(In $ million)	Amounts recognized on September 8, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	146	—	146
Trade and other receivables	338	(10)	328
Inventories	300	(9)	291
Current tax assets	3	1	4
Assets held for sale	7	—	7
Investments in associates	1	—	1
Deferred tax assets	7	(5)	2
Property, plant and equipment	1,438	(36)	1,402
Intangible assets (excluding goodwill)	1,679	696	2,375
Derivative assets	9	—	9
Other current and non-current assets	19	11	30
Trade and other payables	(694)	(2)	(696)
Current tax liabilities	(10)	(29)	(39)
Borrowings	(2,852)	1	(2,851)
Deferred tax liabilities	(405)	(184)	(589)
Provisions and employee benefits	(201)	(6)	(207)
Net assets (liabilities) acquired	(215)	428	213
Goodwill on acquisition	2,012	(428)	1,584
Net assets acquired	1,797	—	1,797
Consideration paid in cash	1,797	—	1,797
Net cash acquired	(146)	—	(146)
Net cash outflow	1,651	—	1,651

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to finalizing the fair values of separately identifiable intangible assets and property, plant and equipment following valuations by third party valuation firms. The finalization of the fair values of the separately identifiable intangible assets and property, plant and equipment resulted in a net increase in deferred tax liabilities.

Acquisition costs of $2 million and $24 million are included in other expenses in the Group's statements of comprehensive income for the three and nine month periods ended September 30, 2011, respectively.

The fair value of trade receivables is $320 million. The gross contractual amount of trade receivables is $320 million, all of which is expected to be collectible.

The goodwill of $1,584 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Graham Packaging into the Group. This includes $140 million of goodwill, representing procurement synergies from integrating the Graham Packaging business into the Group, that was allocated to other business segments which are expected to benefit from the synergies, including $66 million to Pactiv Foodservice, $34 million to Reynolds Consumer Products, $25 million to Evergreen and $15 million to Closures. Goodwill of $402 million is expected to be deductible for income tax purposes.

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of identifiable intangible assets	Fair value (in $ million)	Estimated useful lives
Trade names	250	Indefinite
Customer relationships	1,580	17 to 22 years
Technology	540	10 to 15 years
Non-compete agreement	2	1 year
Land use rights	3	43 years
	2,375

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Customer relationships

Graham Packaging's operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the value that is attributable to the existing contractual arrangements and the value that is expected from the ongoing relationships beyond the existing contractual periods. The estimated useful life ranges from 17 to 22 years.

Technology

Graham Packaging's operations include certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials. The estimated useful life ranges from 10 to 15 years.

Pre-acquisition results

Prior to the acquisition, Graham Packaging reported its results under U.S. GAAP. Accordingly, it is not practical to illustrate the impact that the fair value adjustments had on the historical acquisition date values of assets and liabilities.

If the acquisition had occurred on January 1, 2011, the Group estimates that Graham Packaging would have contributed additional revenue of $552 million, loss after income tax of $249 million, EBITDA of $(172) million and Adjusted EBITDA of $98 million in the three month period ended September 30, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Graham Packaging would have contributed additional revenue of $2,130 million, loss after income tax of $268 million, EBITDA of $43 million and Adjusted EBITDA of $388 million in the nine month period ended September 30, 2011.

18.2    Dopaco

Pre-acquisition results

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million. As reported in the annual financial statements for the year ended December 31, 2011, the allocation of the purchase price as of the date of acquisition has been finalized. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed additional revenue of $152 million, profit after income tax of $5 million, EBITDA of $14 million and Adjusted EBITDA of $17 million in the nine month period ended September 30, 2011.

18.3    Other Acquisitions

During September 2012, the Group acquired certain businesses for an aggregate purchase price of $30 million, subject to working capital adjustments. The consideration was paid in cash. Due to the proximity of the acquisition dates to September 30, 2012, the purchase price has not yet been allocated to the assets acquired and liabilities assumed. Consequently, the purchase price has been included in other non-current assets in the Group's consolidated financial statements.

19.    Contingencies

Litigation and legal proceedings
In addition to the amounts recognized as a provision in note 15, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.
Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group’s indebtedness described in note 14.

20.    Subsequent events

On October 29, 2012, the Reynolds Issuers redeemed the remaining $348 million aggregate principal amount of 2009 Senior Secured Notes (Dollar) that were outstanding on September 30, 2012.

On November 7, 2012 certain members of the Group entered into a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the “Securitization Facility”). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. On November 7, 2012 $540 million was drawn under the Securitization Facility. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate, which on November 7, 2012 was 2.16%. The Securitization Facility is secured by all of the assets of the borrower (including the eligible trade receivables and cash). The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility will be presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

Beverage Packaging Holdings Group
Notes to the interim unaudited combined condensed financial statements
For the three and nine month periods ended September 30, 2012

The proceeds from the Securitization Facility and additional cash resources will be used to redeem the €450 million aggregate principal amount outstanding of 2009 Senior Secured Notes (Euro) and to pay fees and expenses. The 2009 Senior Secured Notes (Euro) will be redeemed at €1,038.75 per €1,000 of face value plus accrued and unpaid interest. The estimated $22 million premium on redemption will be recognized as additional financial expense in the statement of comprehensive income. The redemption of the 2009 Senior Secured Notes (Euro) will also trigger additional financial expense of approximately $9 million, as a result of the write-off of unamortized debt issue costs, original issue discount and embedded derivative balances.
As a result of Hurricane Sandy, our Pactiv Foodservice facility in Kearny, New Jersey has suffered significant damage, and we expect some loss of revenue. However, we are unable to estimate the loss of revenue and storm-related costs at this time.
Other than the items disclosed above, there have been no events subsequent to September 30, 2012 which would require accrual or disclosure in these financial statements.